AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1996

                                                     REGISTRATION NO. 333-12377
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                            AMENDMENT NO. 2 TO
                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                          GOLD BANC CORPORATION, INC.
                (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

          KANSAS                     6712                    48-1008593
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
       JURISDICTION       CLASSIFICATION CODE NUMBER)   IDENTIFICATION NO.)
   OF INCORPORATION OR
      ORGANIZATION)

                               11301 NALL AVENUE
                             LEAWOOD, KANSAS 66211
                                (913) 451-8050
  (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES AND PRINCIPAL
                              PLACE OF BUSINESS)

                              MICHAEL W. GULLION
                               11301 NALL AVENUE
                             LEAWOOD, KANSAS 66211
                                (913) 663-3228
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                  COPIES TO:
        STEVEN F. CARMAN, ESQ.                MARY ANNE O'CONNELL, ESQ.
   BLACKWELL SANDERS MATHENY WEARY &             HUSCH & EPPENBERGER
             LOMBARDI L.C.                   1700 ONE KANSAS CITY PLACE
          TWO PERSHING SQUARE                     1200 MAIN STREET
         2300 MAIN, SUITE 1100               KANSAS CITY, MISSOURI 64105
      KANSAS CITY, MISSOURI 64108                  (816) 421-4800
            (816) 274-6931

                                ---------------

  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                          GOLD BANC CORPORATION, INC.

                             CROSS REFERENCE SHEET

                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                        REQUIRED BY PART I OF FORM SB-2

ITEM NUMBER AND CAPTION              PROSPECTUS HEADING
-----------------------              ------------------
 1. Front of Registration Statement
    and Outside Front Cover of
    Prospectus.....................  Outside Front Cover of Prospectus
 2. Inside Front and Outside Back
    Cover Pages of Prospectus......  Inside Front and Outside Back Cover Pages
                                     of Prospectus
 3. Summary Information and Risk
    Factors........................  PROSPECTUS SUMMARY; RISK FACTORS
 4. Use of Proceeds................  USE OF PROCEEDS
 5. Determination of Offering
    Price..........................  UNDERWRITING
 6. Dilution.......................  DILUTION
 7. Selling Security Holders.......  Not applicable
 8. Plan of Distribution...........  UNDERWRITING
 9. Legal Proceedings..............  BUSINESS--Legal Proceedings
10. Directors, Executive Officers,
    Promoters and Control Persons..  MANAGEMENT
11. Security Ownership of Certain
    Beneficial Owners and            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
    Management.....................  OWNERS AND MANAGEMENT
12. Description of Securities......  DESCRIPTION OF SECURITIES
13. Interest of Named Experts and
    Counsel........................  Not applicable
14. Disclosure of Commission
    Position on Indemnification for  MANAGEMENT--Indemnification and Limitation
    Securities Act Liabilities.....  of Liability
15. Organization Within Last Five
    Years..........................  Not applicable
16. Description of Business........  BUSINESS
17. Management's Discussion and
    Analysis or Plan of Operation..  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                     FINANCIAL CONDITION AND RESULTS OF
                                     OPERATIONS
18. Description of Property........  BUSINESS--Property
19. Certain Relationships and
    Related Transactions...........  CERTAIN TRANSACTIONS
20. Market for Common Equity and
    Related Stockholder Matters....  MARKET FOR COMMON STOCK AND SHARES ELIGIBLE
                                     FOR FUTURE SALE; SUPERVISION AND REGULATION
21. Executive Compensation.........  MANAGEMENT--Executive Compensation
22. Financial Statements...........  FINANCIAL INFORMATION
23. Changes In and Disagreements
    With Accountants on Accounting
    and Financial Disclosure.......  EXPERTS

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 13, 1996

                                2,000,000 SHARES

                          GOLD BANC CORPORATION, INC.

 LOGO                             COMMON STOCK

                                  -----------

  Gold Banc Corporation, Inc., a Kansas corporation (the "Company"), is offering for sale 2,000,000 shares of its common stock, $1.00 par value per share (the "Common Stock"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $8.50 and $9.00 per share. See "UNDERWRITING" for a discussion of the factors to be considered in determining the initial public offering price.

  The Common Stock has been approved for listing, upon notice of issuance, on the National Association of Securities Dealers Automated Quotation System National Market under the symbol "GLDB."

  PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 6.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                             PRICE TO UNDERWRITING   PROCEEDS TO
                                              PUBLIC  COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share...................................  $           $             $
--------------------------------------------------------------------------------
Total(3).................................... $          $             $
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "UNDERWRITING."
(2) Before deducting offering expenses payable by the Company estimated at $500,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock, on the same terms and conditions set forth above, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Commissions
    and Proceeds to Company will be $              , $               and
    $                 , respectively. The managing underwriter will receive a
    supplemental financial advisory fee of $50,000, payable upon consummation of the Offering. See "UNDERWRITING."

                                  -----------

  The shares of Common Stock are being offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify the Offering without notice and to reject any order in whole or in part. It is expected that delivery of certificates representing the Common Stock will be made against payment therefore at the office of Advest, Inc., New York, New
York, on or about           , 1996.

                                  -----------

ADVEST, INC.                                PRINCIPAL FINANCIAL SECURITIES, INC.

                 THE DATE OF THIS PROSPECTUS IS

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR OTHERWISE AND ARE NOT SECURED BY ANY COLLATERAL.

  The Company intends to furnish to its stockholders (i) annual reports containing audited consolidated financial statements for each fiscal year and
(ii) quarterly reports for each of the first three quarters of each fiscal year which will contain unaudited summary financial information.

                                      LOGO

                               PROSPECTUS SUMMARY

  The following Prospectus Summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements and notes thereto included elsewhere in this Prospectus. Potential investors should read this Prospectus carefully in its entirety.

THE COMPANY

  Gold Banc Corporation, Inc. (the "Company") is a multi-bank holding company that owns and operates two commercial banks and a federal savings bank (together, the "Banks"). The Banks include: (i) Exchange National Bank ("Exchange Bank"), a national bank headquartered in Marysville, Kansas, the county seat of Marshall County, that has branch locations in Leawood and Shawnee, two cities in Johnson County, Kansas; (ii) Citizens State Bank and Trust Company ("Citizens"), a state bank located in Seneca, Kansas, the county seat of Nemaha County; and (iii) Provident Bank, f.s.b. ("Provident Bank"), a federal savings bank located in St. Joseph, Missouri, the county seat of Buchanan County. The Banks are community banks providing a full range of commercial and consumer banking services to small and medium-sized communities and the surrounding market areas. Additionally, Provident Bank engages in mortgage banking operations. References to the Company include the Banks and the assets of the Banks where the context requires. Since December 1978, the Company has grown internally and through acquisitions from a one bank holding company with $2.9 million in total assets to a three bank holding company with total assets as of September 30, 1996 of $285.8 million. The Company's principal executive offices are located at 11301 Nall Avenue, Leawood, Kansas 66211, telephone number (913) 451-8050.

COMMUNITY BANKING STRATEGY

  The Company's strategy is to maintain responsive community banking offices with local decision makers. To implement this strategy, the Company allows senior management at each banking location, within certain limitations, to make credit and pricing decisions and allows each Bank to retain a local identity and board of directors intended to foster long-term customer relationships, a high quality of service and responsiveness to specific customer needs. The Company serves the needs and caters to the economic strengths of the local communities in which the Banks are located.

  The Company has historically focused its efforts on county seat towns in rural markets. These towns are generally the focal point of economic activity in their county. As a result, county seat towns have historically provided a more stable base of relatively low-cost deposits compared to larger metropolitan markets with larger competitors. The Company has recently applied its community banking strategy to two communities in the rapidly developing Johnson County suburbs southwest of Kansas City. The expansion into suburban communities has also allowed the Company to diversify a loan portfolio linked principally to agriculture into a portfolio predominated by commercial loans and residential real estate loans. In addition, the Company has taken advantage of the more stable deposit base and lower cost of funds in its rural markets, where there is relatively low commercial loan demand, and deployed those deposits in Johnson County suburbs southwest of Kansas City where commercial loan demand is greater. See "BUSINESS--Community Banking Strategy."

ACQUISITIONS AND EXPANSION

  The Company's strategy is to operate and continue to acquire banks that generally have between $25 and $150 million in assets and operate in county seat towns. The Company believes such banks provide a stable, relatively low-cost deposit base and have cultures and economic bases similar to those of the Banks' communities. The Company believes this is a strategic focus shared by relatively few bank holding companies operating in the Midwest. The Company's acquisition focus is in the Midwest, primarily in the states of Kansas and Missouri. The Company believes it is well positioned to acquire and operate profitably community banks because of its experience in operating community banks, its ability to provide centralized management to those banks and its access to capital. The Company believes there are owners of community banks seeking to sell their banks for, among other reasons, stockholder liquidity, lack of family successor operators and the difficulty of compliance with bank regulations.

  The Company has recently expanded and diversified its operations by opening branch offices in the suburban areas of Shawnee and Leawood, Kansas. Management believes this has allowed the Company to take advantage of growth opportunities provided by the strong economic and population expansion occurring in those markets. See "BUSINESS--Growth Strategy;--Market Areas."

MARKET AREAS

  The Banks are located in northeastern Kansas and northwestern Missouri, as shown in the map on the inside front cover of this Prospectus. The Banks and the communities they serve are described below:

                                 EXCHANGE BANK

  Marysville, Kansas. Exchange Bank's main office and a branch are located in the city of Marysville, Kansas and serve the approximately 3,300 residents of that community and the approximately 11,700 residents of Marshall County. Marshall County has a civilian work force of approximately 6,200 persons that is evenly divided among manufacturing, services, government, retail and agricultural sectors.

  Shawnee, Kansas. Exchange Bank has a branch location in Shawnee, Kansas, a western suburb of Kansas City that has a population of 45,000 persons and is growing at a rate of 4.5 persons per day according to the Shawnee Department of Economic Development. The service sector makes up the largest part of the employment base of Shawnee, followed by manufacturing, government and wholesale and retail sales. Shawnee is located in Johnson County, Kansas. According to the city of Shawnee, in the ten years ended 1993, Johnson County's population grew 32%, averaged a net total of 427 new business establishments every year, accounted for 69% of the net increase in new businesses in the state of Kansas and had an average annual growth rate of private sector employment of 5.8%, more than twice the national growth rate. Of counties in the United States having populations above 250,000, Johnson County ranks first in the percentage of adults with at least a high school education. The state of Kansas projects that Johnson County's population will grow by more than 10,000 people per year over the next decade.

  Leawood, Kansas. Exchange Bank has a branch location in Leawood, Kansas, another Johnson County suburb of Kansas City, that has a population of approximately 25,000 persons and for the ten year period ended 1993 experienced a population growth rate of approximately 47%. In 1994, 265 single family building permits were issued in Leawood and total building construction costs were nearly $84 million. In 1995, the Leawood Information Services estimated the average home value to be $213,000. The average household income in Leawood in 1996 is estimated by the Leawood Planning and Development Commission to be approximately $97,000. Approximately 50% of the city's economic base is the service sector, approximately 21% is retail and approximately 16% is financial services, insurance and real estate service.

                                 PROVIDENT BANK

  St. Joseph, Missouri. Provident Bank is located in St. Joseph, Missouri, approximately 45 miles north of Kansas City, Missouri. St. Joseph has a population of approximately 75,000 residents and a fully accredited and state funded four-year college as well as other vocational institutions. The economic base of St. Joseph includes manufacturing, agribusiness, research and development, health care and small business.

                                    CITIZENS

  Seneca, Kansas. Citizens is located in Seneca, Kansas and serves the approximately 2,200 residents of that community and the approximately 11,000 residents of Nemaha County. The economic base of Nemaha County is primarily agricultural, and Citizens relies on the agricultural community, schools and local governments for its customers. Agricultural production in Nemaha County consists of corn, milo, soybeans, wheat, dairy cattle and hog production. In addition, the county has some oil production and local manufacturing operations.

                                  THE OFFERING

Common Stock Offered............... 2,000,000 shares(1)
Common Stock Outstanding After the  4,000,000(1)
 Offering..........................
Estimated Net Proceeds............. $15,775,000(1)(2)(3)
Use of Proceeds.................... To retire debt of $6.6 million, to make a
                                    $3 million capital contribution to Exchange
                                    Bank to support its internal growth, to
                                    finance the Company's growth strategy and
                                    for general corporate purposes. See "USE OF
                                    PROCEEDS."
Risk Factors....................... Prospective investors in the Common Stock should consider the information discussed
                                    under the heading "RISK FACTORS."
NASDAQ National Market Symbol...... GLDB

--------
(1) Assumes no exercise of the Underwriters' over-allotment option to purchase 300,000 shares. See "UNDERWRITING."
(2) After deducting expenses of the Offering payable by the Company estimated at $500,000.
(3) Assumes an offering price of $8.75 per share (the mid-point of the price range set forth on the cover page of this Prospectus).

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                          GOLD BANC CORPORATION, INC.
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                             AT OR FOR THE
                              NINE MONTHS               AT OR FOR THE
                          ENDED SEPTEMBER 30,      YEAR ENDED DECEMBER 31,
                          --------------------  -------------------------------
                            1996       1995       1995       1994       1993
                          ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
 Total assets...........  $ 285,827  $ 235,637  $ 263,957  $ 221,174  $ 176,952
 Loans receivable, net..    190,782    153,319    161,470    136,241     90,687
 Investment securities..     68,007     59,850     67,375     67,807     57,159
 Federal funds sold.....        600      1,025      5,900        --       8,430
 Deposits...............    242,106    200,698    226,381    186,429    149,464
 Repurchase agreements..     19,522      9,638     15,638      7,476     12,071
 Federal funds
  purchased.............      1,575      1,150        --       6,850        --
 Preferred stockholders'
  equity................        --          65         65         65         65
 Common stockholders'
  equity................     11,629     12,168     11,257      9,899      8,803
INCOME STATEMENT DATA:
 Interest income........  $  15,845  $  13,706  $  18,431  $  15,349  $  11,281
 Interest expense.......      9,150      7,381     10,045      7,759      5,874
                          ---------  ---------  ---------  ---------  ---------
 Net interest income....      6,695      6,325      8,386      7,590      5,407
 Provision for loan
  losses................         90        134      1,284        147        296
                          ---------  ---------  ---------  ---------  ---------
 Net interest income
  after provision for
  loan losses...........      6,605      6,191      7,102      7,443      5,111
 Non-interest income....      1,864      1,022      1,938      1,347      1,419
 Non-interest expense...      7,102      5,647      8,001      6,619      4,481
                          ---------  ---------  ---------  ---------  ---------
 Income before income
  taxes.................      1,367      1,566      1,039      2,171      2,049
 Income tax expense.....        489        553        335        777        731
                          ---------  ---------  ---------  ---------  ---------
 Net income(1)..........  $     878  $   1,013  $     704  $   1,394  $   1,318
                          =========  =========  =========  =========  =========
COMMON SHARE DATA:
 Net income per share...  $     .44  $     .49  $     .34  $     .69  $     .71
 Book value per common
  share.................  $    5.81  $    5.94  $    5.63  $    4.85  $    4.78
 Tangible book value per
  common share..........  $    5.56  $    5.67  $    5.36  $    4.58  $    4.49
 Weighted average shares
  outstanding...........  2,001,223  2,073,012  2,063,415  2,012,894  1,860,106
FINANCIAL RATIOS AND
 OTHER DATA:(1)
 Net interest
  margin(2)(7)..........       3.60%      3.99%      3.93%      3.76%      3.57%
 Net interest spread(2).       3.43%      3.78%      3.72%      3.63%      3.40%
 Return on average
  assets(2).............       0.51%      0.59%      0.30%      0.64%      0.80%
 Return on average
  equity(2).............      10.34%     12.00%      6.09%     14.96%     16.90%
 Leverage ratio(3)(4)...       4.12%      5.10%      4.62%      4.32%      5.02%
 Tier 1 risk-based
  capital(4)............       6.13%      7.89%      6.99%      8.33%      8.27%
 Total risk-based
  capital(4)............       7.33%      9.15%      8.25%      9.59%      9.53%
 Non-performing assets
  to total assets.......       0.34%      0.47%      0.72%      0.30%      0.42%
 Non-performing loans to
  total loans...........       0.47%      0.62%      1.06%      0.29%      0.74%
 Allowance for loan
  losses to total loans.       1.36%      1.38%      1.65%      1.48%      1.28%
 Allowance for loan
  losses to non-
  performing loans(5)...     291.92%    225.77%    155.94%    511.75%    172.75%
 Net loan charge-offs
  (recoveries) to
  average loans.........       0.10%      0.02%      0.41%      0.01%      0.09%
 Efficiency ratio(6)....      82.98%     76.86%     77.50%     74.06%     65.65%

--------
(1) On September 30, 1996, the Deposit Insurance Fund Act of 1996 ("DIFA") was signed into law. DIFA directs the Federal Deposit Insurance Corporation ("FDIC") to impose a one-time special assessment on Savings Association Insurance Fund ("SAIF") assessable deposits. The assessment payable by the Company is $389,100 (which is fully tax deductible) and has been accrued in the accompanying September 30, 1996 consolidated financial statements. Without this special one-time assessment, key data and ratios of the Company would have been as follows as of September 30, 1996: net income, $1,118; stockholders' equity, $11,869; return on average assets, .55%; return on average equity, 13.17%; leverage ratio, 4.21% and efficiency ratio, 78.43%.
(2) Information is annualized for the periods ended September 30, 1996 and 1995.
(3) The leverage ratio is defined as the ratio of Tier 1 capital to average total assets.
(4) The minimum regulatory capital ratios for the Company are: Tier 1 capital-- 4.00%; total risk-based capital--8.00%; and leverage ratio--4.00%
(5) Non-performing loans consist of non-accrual loans and accruing loans contractually past due 90 days or more.
(6) The efficiency ratio represents total non-interest expense divided by net interest income plus total non-interest income.
(7) Represents net interest income as a percentage of average interest earning assets. Calculation is shown tax-effected for tax-exempt interest income.

                           THE COMPANY AND THE BANKS

GOLD BANC CORPORATION, INC.

  The Company, a Kansas corporation organized on December 5, 1985, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). The Company, through its ownership of the Banks, is engaged in a general commercial banking business and its primary source of earnings is derived from income generated by the Banks. As of September 30, 1996, the Company had total assets of $285.8 million, total loans of $190.8 million, total deposits of $242.1 million, and stockholders' equity of $11.6 million. The Company and the Banks employ 111 persons on a full-time basis.

  The Company's strategy is to maintain responsive community banking offices with local decision makers. To implement this strategy the Company allows senior management at each banking location, within certain limitations, to make credit and pricing decisions and allows each Bank to retain a local identity and board of directors intended to foster long-term customer relationships, a high quality of service, and responsiveness to specific customer needs. The Company serves the needs and caters to the economic strengths of the local communities in which the Banks are located.

BANK SUBSIDIARIES

  Exchange Bank. Exchange Bank has four locations and is chartered in Marysville, Kansas. The two Marysville locations ("Exchange Bank--Marysville") as of September 30, 1996, ranked second in terms of deposits among the eight other banks and two other lending institutions in Marshall County, Kansas. Exchange Bank--Marysville's loan mix consists of approximately 28% agricultural loans, 35% commercial and industrial loans, 27% residential real estate loans, and 10% consumer and other loans. As of September 30, 1996, Exchange Bank--Marysville had assets of approximately $74 million. The Marysville facilities employ 33 full and part-time persons and, through its predecessors, have served the Marshall County community since 1870.

  Since April 1992 and October 1995, Exchange Bank has been operating branches in Shawnee and Leawood, Kansas, respectively. These branches are located in Johnson County, which is considered to be the fourth fastest growing county in the country. See "BUSINESS--Market Areas." The two Johnson County, Kansas branches of Exchange Bank provide primarily commercial, consumer and residential real estate and construction loans. As of September 30, 1996, these branches combined had $73 million in assets and employed 29 full and part-time persons. The Company's management believes the expansion in Johnson County will further enhance the Company's growth opportunities while diversifying its overall loan portfolio.

  Provident Bank. Provident Bank competes with ten banks, four savings and loans and eleven credit unions in the city of St. Joseph, Missouri and for the period ended September 30, 1996 was the leading home lender, based on mortgage volume, for home purchases in St. Joseph. Approximately 51% of the Bank's loan portfolio consists of residential home loans, 35% commercial real estate loans, 6% industrial loans, 4% loans held for sale and 4% consumer and other loans. As of September 30, 1996, Provident Bank had assets of approximately $80 million. The Bank employs a total of 45 persons on a full and part-time basis and relies primarily on the deposits of the St. Joseph area for its funds. Provident Bank was established in 1889 and has been serving the St. Joseph community for 107 years.

  Citizens. As of September 30, 1996, Citizens was the largest in terms of deposits among the ten bank locations serving the approximately 11,000 residents of Nemaha County, Kansas. Approximately 28% of the loans generated by the Bank are related to the agricultural sector, including farm real estate, agricultural production and agricultural industrial. Approximately 30% of its loans are residential home loans and the remainder are commercial, consumer and other loans. As of September 30, 1996, the Bank had assets of approximately $56 million. The Bank has 20 full and part-time employees and relies primarily on consumer, commercial and local government deposits for funds. Citizens has served the Nemaha County community for 101 years.

  The Banks' income is derived principally from interest and fees earned in connection with their lending activities, interest and dividends on investment securities and other sources. Principal expenses are interest paid on deposits and operating expenses. The Company and the Banks are subject to examination and comprehensive regulation by various federal and state banking authorities and the Banks' deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") to the extent permitted by law. The Company is a legal entity separate and distinct from the Banks, and there are various legal limitations on the ability of the Banks to finance or otherwise supply funds to the Company. See "SUPERVISION AND REGULATION."

                                 RISK FACTORS

  An investment in the shares of Common Stock being offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors should be considered carefully.

COMPETITION AND OTHER RISKS ASSOCIATED WITH EXPANSION STRATEGY

  The rural market areas now served by the Company afford limited, if any, opportunities for growth in such markets. Management believes future growth in the earnings of the Company will depend in part on consummation of acquisitions in other markets and growth in Exchange Bank's Johnson County branches. The Company must compete with a variety of institutions and individuals for suitable acquisition candidates. This competition is expected to intensify with the advent of interstate banking and branching. Competition for acquisitions is expected to include money center banks and major regional bank holding companies. These same institutions, as well as other financial institutions, also compete intensely for assets and deposits within the Company's southwestern Kansas City market. Competition from these institutions could adversely affect the Company's ability to make acquisitions and to grow profitably its Kansas City asset and deposit base. Acquisitions also involve risks of adversely changing results of operations, unforeseen liabilities or asset quality problems of the acquired entity and other conditions not within the control of the Company, such as adverse personnel relations, loss of customers because of change of identity, deterioration in local economic conditions and other risks affecting the acquired institution.

  To support the Company's growth strategy, the Company will require additional managerial, operational and financial resources. The Company regularly evaluates the adequacy of its current policies, procedures, systems and resources. There can be no assurance the Company will adequately address all of the changing demands its planned expansion will impose on such policies, procedures, systems and resources. In this regard, the Company contemplates the capital generated by the Offering will be sufficient to meet its requirements for growth through 1997. At that time, the Company will likely be required to obtain additional financing in the form of debt or equity in order to achieve its growth strategy. The Company currently has no commitment for additional financing, and there can be no assurance financing will be available on terms satisfactory to the Company.

LIMITED NUMBER OF BANKS

  The Company currently owns three banks. Due to this relatively small existing base of banks, adverse results or events at a particular Bank could have a more significant impact on the Company's results of operations or financial condition than would be the case for a company with a greater number of banks. Further, under federal law, a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly controlled FDIC-insured depository institution or any assistance provided by the FDIC to a commonly controlled FDIC-insured institution in danger of default. These provisions can have the effect of making subsidiary Banks of the Company responsible for FDIC-insured losses at another subsidiary Bank.

GEOGRAPHIC CONCENTRATION; SIGNIFICANCE OF AGRICULTURAL ECONOMY

  Approximately 77% of the Company's deposits and 73% of the Company's assets at September 30, 1996 were derived from Banks operating in the relatively rural markets of Marysville and Seneca, Kansas and St. Joseph, Missouri. Adverse economic changes in these geographic markets may have a material adverse effect on the Company's results of operations and financial condition. In the rural northeastern Kansas markets served by the Banks, the predominant economic sector is agriculture. Changes in the agricultural economy have had, and are expected to continue to have, a significant impact on the results of operations and financial condition of the Company. For example, recent increases in grain prices and reduced prices for livestock have had an adverse impact on loan demand in the rural communities served by certain of the Banks. Agriculture in these communities is affected by many factors beyond the control of the Banks, including weather, governmental policies, fluctuating commodity prices, demand, production and natural disasters.

CONCENTRATIONS IN REAL ESTATE LENDING AND RELATED RISKS

  The Company is dependent to a significant degree on a broad spectrum of commercial, construction, 1 to 4 residential and agricultural real estate loans, both with respect to loans originated and retained in the Company's loan portfolio, which generate interest income, and loans originated and sold in connection with the Company's mortgage banking operations, which generate fee income and gains on sale. Real estate loan origination activity, including refinancings, generally is greater during periods of declining interest rates and favorable economic conditions, and has been favorably affected by relatively lower market interest rates during the past several years. There is no assurance such favorable conditions will continue. Within the real estate lending sector, the Company has recently emphasized residential construction lending in the suburban Kansas City market. Construction loan balances aggregated approximately 22% of real estate loans at September 30, 1996.

  On September 30, 1996, real estate loans totaled approximately 64% of the Company's loan portfolio. Real estate loans are subject to the risk that real estate values in a geographical area or for a particular type of real estate will decrease, and to the risk that borrowers will be unable to meet their loan obligations. The Company attempts to minimize these risks by making real estate loans that are secured by a variety of different types of real estate, limiting real estate loans to 80% of the appraised value of the real estate (or, in the case of residential real estate loans, requiring the borrower to obtain mortgage insurance to the extent the loan exceeds 80% of the value of the property), limiting the maturity of commercial real estate loans held in its portfolio to one to five years and, regardless of collateral, reviewing the potential borrower's ability to meet debt service obligations. See "BUSINESS--Lending Activities" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Lending Activities."

SUPERVISION AND REGULATION

  The Company and the Banks are subject to extensive governmental supervision and regulation. This regulation limits the manner in which the Company conducts its business and obtains financing and is primarily intended to protect depositors of the Banks, not the Company or its stockholders. Among other powers, the regulatory authorities may impose restrictions on the operation of a financial institution, may require the classification of assets by an institution, and may dictate an increase in an institution's allowance for loan losses. Federal and state legislation and regulations are under continuous review and change. Proposals now before Congress, if enacted, would repeal substantially limitations on the affiliation of banks and securities firms, amend the Community Reinvestment Act and effect other changes. Although the impact of such future legislation and regulation cannot be predicted, changes in the applicable statutes, regulations or policies or in the regulatory structure, whether by the Federal Reserve, the Office of the Comptroller of the Currency (the "OCC"), the FDIC, the Office of Thrift Supervision ("OTS"), Congress, or any controlling state legislature or regulatory body could have a material impact on the Company and the Banks and their operations. See "SUPERVISION AND REGULATION."

COMPETITION WITHIN MARKETS

  The Banks operate in a competitive environment, competing for deposits and loans with commercial banks, thrift institutions and other financial institutions. Numerous mergers and consolidations involving banks and thrifts in the geographic market in which the Company operates have occurred recently, resulting in an intensification of competition. The Banks also compete with money market mutual funds for funds from depositors. Many of the Banks' competitors possess greater financial resources or have substantially higher lending limits than do the Banks.

  Recent changes in federal banking laws are expected to facilitate interstate branching and merger activity among banks. Since September 1995, with exceptions, certain bank holding companies have been authorized to acquire banks throughout the United States. In addition, on and after June 1, 1997, certain banks will be permitted to merge with banks organized under the laws of different states and to operate branches in the Banks' markets without the need for a separate charter. Such changes may result in an even greater degree of competition in the banking industry, and the Company may be brought into competition with institutions with which it does not presently compete. There can be no assurance the profitability of the Company will not be affected adversely by the increased competition that may characterize the banking industry in the future. See "BUSINESS--Competition."

KEY PERSONNEL

  Continued profitability of the Banks and the Company are dependent on the retention of a limited number of key persons, including Michael W. Gullion, the Chairman, President and Chief Executive Officer of the Company, and Keith
E. Bouchey, the Executive Vice President, Secretary, Treasurer and Chief Financial Officer of the Company. There would likely be a difficult transition period if the Company lost the services of either or both men. In recognition of this risk, the Company owns and is the beneficiary of an insurance policy on the life of Mr. Gullion providing for death benefits of $1.5 million and has entered into employment agreements with Mr. Gullion and Mr. Bouchey. The Company also places great value on the experience of Bank and branch presidents and on their relationships within the communities served by the Banks. The loss of these key persons could negatively impact the affected banking locations. Moreover, given the growth plans of the Company, it will be necessary in the future for the Company to engage the services of additional skilled key employees and officers. There is no assurance the Company will be able to retain its current key personnel or attract additional qualified key persons as needed. See "MANAGEMENT."

CONTROL OF THE COMPANY BY MR. GULLION

  Following completion of the Offering Mr. Michael Gullion, Chairman, President and Chief Executive Officer of the Company, will directly own 8.32% of the outstanding stock of the Company, and through certain agreements will have the right to vote an additional 13.97% of the Common Stock, for total voting power covering 22.29% of the Common Stock. As a result, Mr. Gullion will be in a position to control the management policy and the conduct of the business of the Company following the Offering. The Company's Amended and Restated Articles of Incorporation do not permit stockholders to cumulate their votes in the election of directors, which could impair stockholders holding a small number of shares from effectively participating in the election of the Company's directors. See "MANAGEMENT; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

ASSET/LIABILITY MANAGEMENT

  The operating results of the Company depend to a great extent on the difference between the income each Bank receives from its loans, securities and other earning assets and the interest expense each Bank pays on its deposits and other interest-bearing liabilities. Given the Banks' current volume and mix of interest bearing liabilities and interest earning assets, the Banks' aggregate interest rate spread could be expected to decrease during times of rising interest rates and, conversely, to increase during times of falling interest rates. These rate differentials are highly sensitive to many factors beyond the control of the Company, including general economic conditions and the policies of various governmental and regulatory authorities, in particular the Federal Reserve. Also, adverse changes in general economic conditions could impair the ability of each Bank's borrowers to repay loans as they mature and the Banks' ability to make loans and attract deposits.

MORTGAGE BANKING OPERATIONS

  Provident Bank operates a mortgage banking business as a means of increasing its residential loan portfolio and resulting interest income, and increasing non-interest income through sales of loans in the secondary market together with the fee generating mortgage servicing rights associated with such loans. For the year ended December 31, 1995, Provident Bank originated approximately $83.3 million in residential real estate loans.

  Although mortgage banking is expected to remain an important part of Provident Bank's operations, it has recently scaled back the resources it had committed to the mortgage banking business. The ability to sell mortgages to the secondary market requires compliance with strict underwriting standards. There can be no assurance the underwriting standards will be met or income from mortgage banking can be achieved. See "BUSINESS--Mortgage Banking Operations; --Operating Strategy."

ADEQUACY OF ALLOWANCE FOR LOAN LOSSES

  In originating loans, there is a substantial likelihood credit losses will be experienced. The risk of loss varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Management maintains an allowance for loan losses based on, among other things, industry standards, management's experience, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for potential loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable.

  As of September 30, 1996, the allowance for possible loan losses was $2.6 million, which represented 1.36% of total loans, and loans in non-accrual status totaled $773,000. As of December 31, 1995, the allowance for possible loan losses was $2.7 million, which represented 1.65% of total loans, and loans in non-accrual status totaled $1.7 million. The Company intends to review its allowance for loan losses on a monthly basis and to provide increases in the allowance, if necessary.

  The Banks actively manage past due and non-performing loans in an effort to minimize credit losses and monitor asset quality to maintain an adequate loan loss allowance. Although management believes its allowance for loan losses is adequate, there can be no assurance the allowance will prove sufficient to cover future loan losses. Further, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Banks' non-performing or performing loans. Accordingly, there can be no assurance the allowance for loan losses will be adequate to cover loan losses or significant increases to the allowance will not be required in the future if economic conditions should worsen. Material additions to the Banks' allowance for loan losses would result in a decrease in the Company's net income. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Allowance for Loan Losses."

ANTI-TAKEOVER MEASURES

  The Company has adopted certain provisions in its Amended and Restated Articles of Incorporation and Restated Bylaws that may be considered as having the effect of discouraging attempts to take over control of the Company. In addition, the employment agreements of Mr. Gullion and Mr. Bouchey may require the Company to make certain cash payments to them following a change in control of the Company. Such provisions may benefit the Company's stockholders if a takeover were attempted with a view to impose a merger, a sale of all or any part of the assets of the Company or a similar transaction that may not be in the best interests of all of the stockholders. On the other hand, the anti-takeover provisions could adversely affect stockholders of the Company by discouraging takeovers that are structured in a way that would be favorable to the interests of the stockholders. See "MANAGEMENT; DESCRIPTION OF SECURITIES." Various banking statutes may also have the effect of preventing or delaying a change of control of the Company. See "SUPERVISION AND REGULATION."

DIVIDENDS ON COMMON STOCK

  The Company has not paid any cash dividends on its Common Stock and does not presently anticipate paying cash dividends in the foreseeable future. The availability of funds for distributions to stockholders will depend substantially on the earnings of the Banks and their ability to pay dividends to the Company. Even if earnings are available, the Banks' payment of dividends is restricted by federal and state regulations. See "DIVIDENDS; SUPERVISION AND REGULATION--Dividends."

ABSENCE OF PRIOR MARKET; SHARES ELIGIBLE FOR FUTURE SALES; DILUTION

  The Company's Common Stock has been approved for quotation on the NASDAQ National Market, subject to notice of issuance. There has been no public market for the Common Stock and there can be no assurance an active market will develop following the Offering. The initial public offering price has been determined by negotiation between the Company and the Underwriters and will not necessarily reflect the market price of the Common Stock after the Offering or the price at which the Common Stock may be sold in the future. In addition, the public markets have from time to time experienced price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded on such markets. Market fluctuations may adversely affect the market price of the Common Stock. The market price could be subject to significant fluctuations in response to the Company's operating results, the results of its competitors, government regulation, litigation and other factors. The market price of the Common Stock may be adversely affected by sales of shares of Common Stock which become eligible for sale after the Offering. Further, investors purchasing shares in this Offering will experience immediate and substantial dilution. See "DILUTION; SHARES ELIGIBLE FOR FUTURE SALE; UNDERWRITING."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $15.8 million ($18.2 million if the Underwriters' over-allotment option is exercised) after deducting the Underwriting discount and estimated expenses of the Offering and assuming an initial public offering price of $8.75 per share (the mid-point of the price range set forth on the cover page of this Prospectus).

  The Company intends to use the net proceeds of this Offering as follows: (i) to repay a $6.6 million note payable that is due on demand or no later than March 1, 1997 and bears interest at 6%, (ii) to make a $3 million capital contribution to Exchange Bank to support its internal growth, (iii) to finance the Company's growth strategy and (iv) for general corporate purposes. Pending use of the proceeds for such purposes, the Company expects to invest the proceeds of the Offering in short-term investment grade securities.

  Although the Company has recently had introductory discussions with the principal owners of a number of community banks to explore the possibility of acquisitions of such banks by the Company, the Company has not entered into any formal or informal understandings, arrangements or agreements with respect to any acquisition.

                            MARKET FOR COMMON STOCK

  Prior to this Offering there has been no public market for the Common Stock. Following completion of the Offering, the Common Stock will be listed for trading on the NASDAQ National Market under the symbol "GLDB." As of October 28, 1996, there were 2,000,000 shares of Common Stock outstanding held by 64 stockholders of record.

  There has been limited trading of the Common Stock. Management has reviewed available Company records of purchases and sales of Common Stock and according to such records, there have been seven trades since January 1995 involving, in the aggregate, 108,569 shares of Common Stock. Six of those trades occurred at $7.50 per share and one at $8.65 per share. Five of those trades involved officers at the Company and one involved the purchase of shares by the Gold Banc Corporation, Inc. Employee Stock Ownership Plan and Trust.

                                   DIVIDENDS

  The holders of Common Stock are entitled to receive cash dividends when and if declared by the Board of Directors of the Company out of funds legally available therefor. The Company has not declared or paid cash dividends in the past and expects in the foreseeable future it will retain all future earnings for the growth and development of its business. The primary source of funds available to the Company is the payment of dividends by the Banks and tax transfers from the filing of consolidated tax returns. Regulations limit the amount of dividends that may be paid by the Banks to the Company without prior approval of their respective regulatory agencies. See "SUPERVISION AND REGULATION."

                                CAPITALIZATION

  The following table, which should be read in conjunction with the financial information contained elsewhere in this Prospectus, sets forth the capitalization of the Company at September 30, 1996, and as adjusted to reflect the issuance of the 2,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $8.75 per share (the mid-point of the price range set forth on the cover page of this Prospectus) and the application of the estimated net proceeds of the Offering.

                                                          SEPTEMBER 30, 1996
                                                        -----------------------
                                                        ACTUAL   AS ADJUSTED(1)
                                                        -------  --------------
                                                        (DOLLARS IN THOUSANDS)
Borrowings:
  Federal funds purchased.............................. $ 1,575     $ 1,575
  Repurchase agreements................................  19,522      19,522
  Long-term Federal Home Loan Bank borrowings..........   1,738       1,738
  Note payable.........................................   6,620         -0-
                                                        -------     -------
    Total borrowings................................... $29,455     $22,835
                                                        =======     =======
Stockholders' equity:
  Common stock, $1.00 par value, 7,500,000 shares
   authorized; 2,000,000 shares issued and outstanding;
   4,000,000 shares as adjusted for the Offering....... $ 2,000     $ 4,000
  Additional paid-in capital...........................     948      14,723
  Retained earnings....................................   9,231       9,231
  Unrealized loss on available-for-sale securities,
   net.................................................    (550)       (550)
                                                        -------     -------
    Total stockholders' equity......................... $11,629     $27,404
                                                        =======     =======

--------
(1) Assumes no exercise of the Underwriters' over-allotment option.

  The following table shows the capital ratios required by the Federal Reserve to be maintained by the Company, and the Company's actual and pro forma ratios of capital to total regulatory and risk-weighted assets, as applicable, as of September 30, 1996. The Company's total risk-based capital recently fell below the requirements of the Federal Reserve due to the Company's rapidly growing loan volume, and to a lesser extent the one-time special SAIF assessment. The Company's Tier 1 risk-based capital and leverage ratio remain above the regulatory guidelines. This situation does not require that the regulatory agencies cause the Company to take any action under the prompt corrective action laws. Upon completion of the Offering, the Company is expected to meet all required capital ratios and be classified as "well capitalized." See "Supervision and Regulation--Regulatory Capital Requirements."

                                                       COMPANYS'     COMPANYS'
                                           COMPANY     ACTUAL AT    ADJUSTED AT
                                          REGULATORY SEPTEMBER 30, SEPTEMBER 30,
                                           MINIMUM       1996      1996(1)(2)(3)
                                          ---------- ------------- -------------
Tier 1 risk-based capital................   4.00%        6.13%        14.19%
Total risk-based capital.................   8.00%        7.33%        15.37%
Leverage ratio...........................   4.00%        4.12%         9.41%

--------
(1) Assumes the net proceeds of the Offering were invested in assets that have a risk-weight equivalent to investment securities assigned to the 20% category at September 30, 1996.
(2) Assumes the net proceeds of the Offering were received on September 30, 1996.
(3) Assumes no exercise of the Underwriters' over-allotment option.

                                   DILUTION

  The net tangible book value (stockholders' equity less goodwill) of the Company as of September 30, 1996 was $11.1 million or $5.56 per share. Giving effect to the sale by the Company of 2,000,000 shares of Common Stock at an estimated offering price of $8.75 per share, and assuming underwriting commissions and expenses of the Offering equal 10% of gross proceeds, the pro forma net tangible book value of the Company at September 30, 1996, would have been $26.9 million, or $6.72 per share, representing an immediate increase in the net tangible book value of $1.16 per share to present stockholders and an immediate dilution of $2.03 per share to new investors purchasing shares at the assumed public offering price. The following table illustrates this per share dilution:

      Assumed Public Offering Price...............................        $8.75
      Net tangible book value before Offering.....................  $5.56
      Increase attributable to payment for shares purchased by new investors..................................................  $1.16
                                                                    -----
      Pro forma net tangible book value after Offering(1).........        $6.72
                                                                          -----
      Dilution to new investors...................................        $2.03
                                                                          =====

--------
(1) Pro forma net tangible book value per share is determined by dividing the number of common shares outstanding into the net tangible book value of the Company.

  The following table summarizes the difference between the number of shares purchased from the Company, the total investment, and the average price per share paid by existing stockholders and by new investors purchasing shares of Common Stock from the Company pursuant to the Offering as of September 30, 1996:

                                 SHARES   % OF       TOTAL      %OF   AVG. PRICE
                                PURCHASED TOTAL  CONSIDERATION TOTAL  PER SHARE
                                --------- -----  ------------- -----  ----------
                                  (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Existing Stockholders.......... 2,000,000  50.0%    $ 2,948     14.4%   $1.47
New Investors(1)............... 2,000,000  50.0%    $17,500     85.6%   $8.75
                                --------- -----     -------    -----
    Total...................... 4,000,000 100.0%    $20,448    100.0%
                                ========= =====     =======    =====

--------
(1) Assumes an initial public offering price of $8.75 per share (the mid-point of the price range set forth on the cover page of this Prospectus). Assumes the Underwriters' over-allotment option is not exercised.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table presents selected consolidated financial data for the Company. The data for the fiscal years ended December 31, 1995, 1994 and 1993 is derived from audited financial statements of the Company. The data for the nine month periods ended September 30, 1996 and 1995 has been derived from unaudited financial statements of the Company which, in the opinion of management, contain normal, recurring adjustments necessary for the fair presentation of the results of such periods. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of results that may be expected for the entire fiscal year ending December 31, 1996. The selected financial data should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

                              AT OR FOR THE
                               NINE MONTHS                 AT OR FOR THE
                           ENDED SEPTEMBER 30,        YEAR ENDED DECEMBER 31,
                          ----------------------  ----------------------------------
                             1996        1995        1995        1994        1993
                          ----------  ----------  ----------  ----------  ----------
                                (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE SHEET DATA:
 Total assets...........  $  285,827  $  235,637  $  263,957  $  221,174  $  176,952
 Loans receivable, net..     190,782     153,319     161,470     136,241      90,687
 Investment securities..      68,007      59,850      67,375      67,807      57,159
 Federal funds sold.....         600       1,025       5,900         --        8,430
 Deposits...............     242,106     200,698     226,381     186,429     149,464
 Repurchase agreements..      19,522       9,638      15,638       7,476      12,071
 Federal funds
  purchased.............       1,575       1,150         --        6,850         --
 Long-term debt and
  other borrowings......       8,358       9,064       8,992       9,087       4,987
 Preferred stockholders'
  equity................         --           65          65          65          65
 Common stockholders'
  equity................      11,629      12,168      11,257       9,899       8,803
INCOME STATEMENT DATA:
 Interest income........  $   15,845  $   13,706  $   18,431  $   15,349  $   11,281
 Interest expense.......       9,150       7,381      10,045       7,759       5,874
                          ----------  ----------  ----------  ----------  ----------
 Net interest income....       6,695       6,325       8,386       7,590       5,407
 Provision for loan
  losses................          90         134       1,284         147         296
                          ----------  ----------  ----------  ----------  ----------
 Net interest income
  after provision for
  loan losses...........       6,605       6,191       7,102       7,443       5,111
 Non-interest income....       1,864       1,022       1,938       1,347       1,419
 Non-interest expense...       7,102       5,647       8,001       6,619       4,481
                          ----------  ----------  ----------  ----------  ----------
 Income before income
  taxes.................       1,367       1,566       1,039       2,171       2,049
 Income tax expense.....         489         553         335         777         731
                          ----------  ----------  ----------  ----------  ----------
 Net income(1)..........  $      878  $    1,013  $      704  $    1,394  $    1,318
                          ==========  ==========  ==========  ==========  ==========
COMMON SHARE DATA:
 Net income per share...  $      .44  $      .49  $      .34  $      .69  $      .71
 Book value per common
  share.................  $     5.81  $     5.94  $     5.63  $     4.85  $     4.78
 Tangible book value per
  common share..........  $     5.56  $     5.67  $     5.36  $     4.58  $     4.49
 Weighted average shares
  outstanding...........   2,001,223   2,073,012   2,063,415   2,012,894   1,860,106
FINANCIAL RATIOS AND
 OTHER DATA:(1)
 Net interest
  margin(2)(7)..........        3.60%       3.99%       3.93%       3.76%       3.57%
 Net interest spread(2).        3.43%       3.78%       3.72%       3.63%       3.40%
 Return on average
  assets(2).............        0.51%       0.59%       0.30%       0.64%       0.80%
 Return on average
  equity(2).............       10.34%      12.00%       6.09%      14.96%      16.90%
 Leverage ratio(3)(4)...        4.12%       5.10%       4.62%       4.32%       5.02%
 Tier 1 risk-based
  capital(4)............        6.13%       7.89%       6.99%       8.33%       8.27%
 Total risk-based
  capital(4)............        7.33%       9.15%       8.25%       9.59%       9.53%
 Non-performing assets
  to total assets.......        0.34%       0.47%       0.72%       0.30%       0.42%
 Non-performing loans to
  total loans...........        0.47%       0.62%       1.06%       0.29%       0.74%
 Allowance for loan
  losses to total loans.        1.36%       1.38%       1.65%       1.48%       1.28%
 Allowance for loan
  losses to non-
  performing loans(5)...      291.92%     225.77%     155.94%     511.75%     172.75%
 Net loan charge-offs
  (recoveries) to
  average loans.........        0.10%       0.02%       0.41%       0.01%       0.09%
 Efficiency ratio(6)....       82.98%      76.86%      77.50%      74.06%      65.65%

--------
(1) On September 30, 1996,DIFA was signed into law. DIFA directs the FDIC to impose a one-time special assessment on SAIF-assessable deposits. The assessment payable by the Company is $389,100 (which is fully tax deductible) and has been accrued for in the accompanying September 30, 1996 consolidated financial statements. Without this special one-time assessment, key data and ratios of the Company would have been as follows as of September 30, 1996: net income, $1,118; stockholders' equity, $11,869; return on average assets, .55%; return on average equity, 13.17%; leverage ratio, 4.21% and efficiency ratio, 78.43%.
(2) Information is annualized for the periods ended September 30, 1996 and 1995.
(3) The leverage ratio is defined as the ratio of Tier 1 capital to average total assets.
(4) The minimum regulatory capital ratios for the Company are: Tier 1 capital--4.00%; total risk-based capital--8.00%; and leverage ratio-- 4.00%.
(5) Non-performing loans consist of non-accrual loans and accruing loans contractually past due 90 days or more.
(6) The efficiency ratio represents total non-interest expense divided by net interest income plus total non-interest income.
(7) Represents net interest income as a percentage of average interest earning assets. Calculation is shown tax-effected for tax exempt interest income.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company's principal asset is its ownership of the Banks. Accordingly, the Company's net income is dependent upon the combined results of operations of the Banks. Each Bank conducts a commercial and consumer banking business that consists of attracting deposits from the general public and redeploying those funds to earning assets. Each Bank's profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets, primarily consisting of loans and investments, and interest expense incurred on interest-bearing liabilities, primarily consisting of customer deposits and borrowed funds. Net interest income is affected by the balances of interest-earning assets and interest-bearing liabilities and each Bank's interest rate spread, which is the difference between the average yield earned on its interest-earning assets and the average rate paid on its interest-bearing liabilities. The interest rate spread is impacted by, among other factors, changes in interest rates, deposit flows and loan demand. See "--Asset/Liability Management; RISK FACTORS-- Asset/Liability Management."

  The Company's profitability is also affected by the level of non-interest income of the Banks and non-interest expense of the Company and the Banks. Non-interest income consists primarily of loan fees, service fees, other fees and income from the gain on the sale of loans and investment securities. Non-interest expense consists of compensation and benefits, occupancy related expenses, deposit insurance premiums, expenses of opening branch offices and other operating expenses. The Company's profitability is further impacted by the Company's effective tax rate, the Banks' provision for loan losses, and various extraordinary items.

  In March 1994, the Company purchased Provident Bancshares, Inc. ("Provident"), together with its wholly-owned subsidiary, Provident Bank, a federal savings bank with $58 million in assets at the time of purchase. See "BUSINESS--History." This transaction was partially financed through the sale by the Company on June 30, 1994 of Peoples Bank, N.A. ("Peoples"), a rural $23 million asset bank. Provident Bank has a mortgage banking division with a substantial residential loan portfolio. It sells in the secondary market residential real estate loans it originates, usually together with the servicing rights associated with such loans. For the nine-month period ended September 30, 1996 and for the years ended December 31, 1995 and 1994, the Provident Bank mortgage banking operation originated approximately $70.8 million, $83.3 million and $12.1 million, respectively, in residential real estate loans.

  In the first quarter of 1995, the Company restructured its investment portfolio to shift the maturity of its portfolio to a shorter term. Included in this restructuring were the sale of bonds resulting in significant losses included in other income. See "--Non-Interest Income."

  In 1995, management of the Company set a goal to achieve an allowance for loan loss to loans ratio of approximately 1.4%. This goal was based upon several factors, including the changing loan mix and the portfolio growth resulting from the expansion into suburban Kansas City and the observation that the ratio of approximately 1.4% was consistent with the level maintained by banks that are similar to the Banks both in size and market served. In 1995, the Company made significant additions to its allowance for loan losses in order to meet this goal. The additions had a significant negative impact on earnings for 1995. In the future, management expects to maintain its allowance, as a percentage of total loans, in a range consistent with historical reserves, which has varied between 1.15% and 1.65%. See "-- Provision for Loan Losses; --Allowance for Loan Losses."

  Certain savings deposits of two of the Company's subsidiaries are insured by SAIF, with the remaining deposits of the Banks insured by the Bank Insurance Fund ("BIF"). Both SAIF and BIF have had a designated reserve ratio of 1.25%. On September 30, 1996, the President signed into law DIFA. DIFA directs the FDIC to impose a special assessment on SAIF-assessable deposits insured as of March 31, 1995. This assessment will raise, in the aggregate, approximately $4.5 billion to recapitalize SAIF. The one-time expense for the Company, accrued as of September 30, 1996 totaled $389,100 ($240,000 net after tax). This one-time charge is payable to the FDIC no later than November 29, 1996. In addition to this special one-time assessment, the premiums for BIF deposits will be increased to 1.29 basis points per $100 of deposits and for SAIF deposits will be decreased to 6.44 basis points per $100 of deposits. The new premiums, which take effect January 1, 1997 and continue through December 31, 1999, will, based on the Company's current deposit base, result in a decrease in future FDIC insurance premiums for the Company.

RESULTS OF OPERATIONS

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

  The Company's net income was $878,000 for the nine months ended September 30, 1996, compared to net income of $1.0 million for the nine months ended September 30, 1995, yielding an annualized return on average assets ("ROA") of 0.51% for the nine months ended September 30, 1996, compared to 0.59% for the nine months ended September 30, 1995. Return on average common stockholders' equity ("ROE") on an annualized basis for the same 1996 and 1995 nine-month periods was 10.34% and 12.00%, respectively. The primary reason for the earnings decrease in 1996 was the negative impact on the Company's net income in the third quarter of 1996 caused by a special one-time assessment of $389,100 ($240,000 net after tax) on SAIF-assessable deposits pursuant to DIFA. Without the one-time SAIF assessment, net income would have been $1.1 million, ROA would have been 0.55% and ROE would have been 13.17%. See "-- General."

  Total assets were $285.8 million at September 30, 1996, an increase of $50.2 million or 21.3% from $235.6 million at September 30, 1995. Total average assets were $270.4 million for the nine months ended September 30, 1996, compared to $229.8 million for the nine months ended September 30, 1995. Average interest-earning assets were $250.0 million for the nine months ended September 30, 1996 and $213.5 million for the same period in 1995. Assets increased primarily because of the opening of Exchange Bank's Leawood, Kansas location and growth at its Shawnee, Kansas location.

  The Company's loans totaled $190.8 million and $153.3 million, net, as of September 30, 1996 and 1995, respectively. The increase in total loans of $37.5 million and the net increase in investment securities of $8.2 million during the first nine months of 1996 compared to the same period in 1995 were funded through increases in deposits of $41.4 million, repurchase agreements of $9.9 million, and federal funds purchased of $425,000. The allowance for loan losses increased to $2.6 million at September 30, 1996 from $2.1 million at September 30, 1995. This represented 1.36% and 1.38% of total loans as of September 30, 1996 and 1995, respectively. See "--Allowance for Loan Losses."

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

  Net income for the year ended 1995 was $704,000, a decrease of $690,000 or 49.50% over 1994, primarily as a result of additional provisions for loan losses made by the Company in support of the significant loan growth and general risk associated therewith. See "--Provision for Loan Losses." Net income in 1994 was $1.4 million, an increase of $76,000 or 5.77% over 1993. ROA was 0.30%, 0.64% and 0.80% for the years ended December 31, 1995, 1994 and 1993, respectively. ROE was 6.09%, 14.96% and 16.90% in 1995, 1994 and 1993,
respectively.

  The Banks' total assets at December 31, 1995 were $263.9 million, an increase of $42.8 million from December 31, 1994. See "--Lending Activities." Total average assets were $232.4 million and $217.2 million for the years ended December 31, 1995 and 1994, respectively. Average interest-earning assets were $215.6 million and $204.3 million for the years ended December 31, 1995 and 1994, respectively. Total assets increased by 19.34% and 24.99% for these two years, primarily through internal growth and acquisition activity.

  The Banks' loans at December 31, 1995 totaled $161.4 million, net, up from $136.2 million at December 31, 1994. Of this total, $95.2 million consisted of real estate loans, $38.7 million of commercial loans, $12.5 million of consumer and other loans and $11.0 million of agricultural loans. Loans held for sale were $6.7 million. The allowance for loan losses increased from $2.0 million at December 31, 1994 to $2.7 million at

December 31, 1995. The loan loss allowance represented approximately 1.65% of total loans, up from 1.48% at December 31, 1994 because of management's decision to increase the allowance for loan losses as a percentage of total loans. See "--Provision for Loan Losses."

NET INTEREST INCOME

  Net interest income is interest earned on interest-earning assets less interest accrued on interest-bearing liabilities. Interest-earning assets are categorized as loans, investment securities and other earning assets, which include Federal Funds sold and certificates of deposit issued from other financial institutions. Interest-bearing liabilities are categorized as customer deposits, time and savings deposits and other borrowings including Federal Funds borrowed, short-term borrowings and long-term debt.

  Average total earning assets increased $34.4 million or 15.97% at September 30, 1996, compared to the period ended December 31, 1995. The increase is primarily the result of the opening of Exchange Bank's branch facility in Leawood, Kansas in the fourth quarter of 1995 as well as the continued growth in loans at the Shawnee branch. Total interest income for the nine months ended September 30, 1996 was $15.8 million, a $2.1 million or 15.61% increase over the comparable 1995 period. Average total earning assets increased by $11.3 million and $50.2 million or 5.55% and 32.56% for the years ended 1995 and 1994, respectively. For 1995, the growth was primarily generated through expansion in Shawnee and Leawood, two Johnson County, Kansas suburbs southwest of Kansas City, while the growth in 1994 was primarily because of the acquisition of Provident Bank and also due to growth in Johnson County. Average total loans for the years 1995 and 1994 increased by $28.6 million and $43.2 million or 23.62% and 55.58%, respectively. The increase is attributed to the Company's successful operation of the Shawnee and Leawood branches. The larger balance of average earning assets was the primary reason for the $3.1 million and $4.1 million or 20.08% and 36.06% increases for 1995 and 1994, respectively, of interest earned on average total earning assets.

  Average total interest-bearing liabilities increased by $35.5 million or 17.20% over the nine months ended September 30, 1996, primarily due to increased volume of time deposits originated by Exchange Bank in connection with the opening of its Leawood location. Total interest expense for this period was 23.97% higher than the comparable period in 1995 as a result of the increases in interest-bearing liabilities and interest rates. Average total interest-bearing liabilities increased by $9.1 million and $49.5 million or 4.61% and 33.47%, respectively, for the years ended 1995 and 1994. These liability increases are consistent with the asset growth activities of the Company during the same periods. Total interest expense in the years 1995, 1994 and 1993 was $10.0 million, $7.8 million and $5.9 million, or increases in 1995 and 1994 of 29.46% and 32.09%, respectively, over the previous year. The disproportionate increase in interest expense as compared to liabilities for the twelve months ended December 31, 1995 was the result of rising interest rates. See "--Deposit Activities; RISK FACTORS--Asset/Liability Management."

  Net interest income was $6.7 million for the nine months ended September 30, 1996, compared to $6.3 million for the comparable period in 1995, an increase of 5.85%. This modest growth is attributed to an increase in interest expense in connection with offering above-market rates on time deposits to promote the opening of Exchange Bank's Leawood branch. Net interest income for the years ended December 31, 1995, 1994 and 1993 was $8.4 million, $7.6 million and $5.4 million, respectively, or increases in 1995 and 1994 of 10.49% and 40.37%, respectively, over the previous year. These increases are attributed to growth of the earning asset base. For 1994, the net increase in the earning asset base resulting from the acquisition of Provident and concurrent sale of Peoples provided most of the overall increase. The remaining increase resulted primarily from new loan production in Johnson County. In 1995, the net increase in the earning asset base resulted from an increase in average loans of $28.6 million (almost entirely from lending in Johnson County) which was partially offset by an $18.8 million decrease in average investment securities used to fund higher yielding loans.

  The increase in investment securities and other earning assets, which consist primarily of U.S. government and agency securities, for the nine months ended September 30, 1996 is the result of promotional rates on deposits offered in connection with the opening of Exchange Bank's Leawood branch in the fourth quarter of

1995. The promotion attracted a large amount of deposits that were invested by the Company pending disbursal as loans. Non-interest bearing liabilities include interest accrued on interest bearing accounts as well as accrued tax liabilities, but is primarily composed of non-interest bearing demand deposits. The steady increase in this account is attributed to new deposits at Exchange Bank's Leawood and Shawnee locations. The decrease in demand deposits during 1994 as compared to 1995 is the result of the sale of Peoples in 1994. Provident Bank, which was acquired in connection with the sale of Peoples, had very few customer transaction accounts at that time. See "--Deposit Activities."

  The following table presents the Company's average balances, interest earned or accrued, and the related yields and rates on major categories of the Company's interest-earning assets and interest-bearing liabilities for the periods indicated:

                COMPARATIVE AVERAGE BALANCES, YIELDS AND RATES

                                       NINE MONTHS ENDED SEPTEMBER 30,
                             ---------------------------------------------------
                                       1996                      1995
                             ------------------------- -------------------------
                                               AVERAGE                   AVERAGE
                                      INTEREST  RATE            INTEREST  RATE
                             AVERAGE  INCOME/  EARNED/ AVERAGE  INCOME/  EARNED/
                             BALANCE  EXPENSE  PAID(1) BALANCE  EXPENSE  PAID(1)
                             -------- -------- ------- -------- -------- -------
                                           (DOLLARS IN THOUSANDS)
ASSETS:
Interest-earning assets:
 Loans, net(2).............  $170,549 $12,446   9.73%  $147,214 $10,718   9.71%
 Investment securities(3)..    70,174   3,011   5.82     60,206   2,774   6.29
 Other earning assets......     9,314     388   5.55      6,054     214   4.71
                             -------- -------   ----   -------- -------   ----
  Total interest-earning
   assets..................   250,037  15,845   8.48%   213,474  13,706   8.60%
                                      -------                   -------
Non-interest-earning
 assets....................    20,373                    16,298
                             --------                  --------
 Total assets..............  $270,410                  $229,772
                             ========                  ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY:
Interest-bearing
 liabilities:
 Savings deposits and
  interest-bearing
  checking.................  $ 64,037 $ 1,630   3.39%  $ 54,696 $ 1,588   3.87%
 Time deposits.............   154,351   6,510   5.62    126,931   4,802   5.04
 Short-term borrowings.....    14,748     629   5.69     13,383     531   5.29
 Long-term borrowings(4)...     8,692     381   5.84      9,035     460   6.79
                             -------- -------   ----   -------- -------   ----
  Total interest-bearing
   liabilities.............   241,828   9,150   5.05%   204,045   7,381   4.82%
                                      -------                   -------
Non-interest-bearing
 liabilities...............    17,260                    14,471
Stockholders' equity.......    11,322                    11,256
                             --------                  --------
 Total liabilities and
  stockholders' equity.....  $270,410                  $229,772
                             ========                  ========
Net interest income........           $ 6,695                   $ 6,325
                                      =======                   =======
Net interest spread........                     3.43%                     3.78%
                                                ====                      ====
Net interest margin(5).....                     3.60%                     3.99%
                                                ====                      ====

--------
(1) Annualized for comparability with full year data.
(2) Non-accruing loans included in computation of average balance.
(3) Yield is adjusted for the tax effect of tax exempt securities.
(4) Includes a borrowing that financed acquisition activities and had an outstanding balance of $6.6 million at September 30, 1996. See Note 7 to the audited consolidated financial statements. Also includes FHLB borrowings of the Banks.
(5) The net yield on average earning assets is the net interest income divided by average interest-earning assets.

                                                     YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------------------------------
                                    1995                      1994                      1993
                          ------------------------- ------------------------- -------------------------
                                            AVERAGE                   AVERAGE                   AVERAGE
                                   INTEREST  RATE            INTEREST  RATE            INTEREST  RATE
                          AVERAGE  INCOME/  EARNED/ AVERAGE  INCOME/  EARNED/ AVERAGE  INCOME/  EARNED/
                          BALANCE  EXPENSE   PAID   BALANCE  EXPENSE   PAID   BALANCE  EXPENSE   PAID
                          -------- -------- ------- -------- -------- ------- -------- -------- -------
                                                     (DOLLARS IN THOUSANDS)
ASSETS:
Interest-earning assets:
 Loans, net(1)..........  $149,578 $14,486   9.68%  $120,993 $10,725   8.86%  $ 77,767  $6,562   8.44%
 Investment
  securities(2).........    59,433   3,563   6.14     78,281   4,385   5.72     73,122   4,615   6.43
 Other earning assets...     6,601     382   5.79      5,005     239   4.77      3,209     104   3.24
                          -------- -------   ----   -------- -------   ----   --------  ------   ----
  Total interest-earning
   assets...............   215,612  18,431   8.59%   204,279  15,349   7.56%   154,098  11,281   7.38%
                                   -------                   -------                    ------
Non-interest-earning
 assets.................    16,750                    12,887                    10,920
                          --------                  --------                  --------
 Total assets...........  $232,362                  $217,166                  $165,018
                          ========                  ========                  ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY:
Interest-bearing
 liabilities:
 Savings deposits and
  interest-bearing
  checking..............  $ 55,819 $ 1,726   3.09%  $ 60,987 $ 1,687   2.77%  $ 50,960  $1,440   2.83%
 Time deposits..........   129,543   7,078   5.46    116,593   5,102   4.38     88,492   4,034   4.56
 Short-term borrowings..    11,677     639   5.47      9,307     392   4.21      4,344     154   3.55
 Long-term
  borrowings(3).........     9,300     602   6.47     10,353     578   5.58      3,977     246   6.19
                          -------- -------   ----   -------- -------   ----   --------  ------   ----
  Total interest-bearing
   liabilities..........   206,339  10,045   4.87%   197,240   7,759   3.93%   147,773   5,874   3.98%
                                   -------                   -------                    ------
Non-interest-bearing
 liabilities............    14,463                    10,610                     9,446
Stockholders' equity....    11,560                     9,316                     7,799
                          --------                  --------                  --------
 Total liabilities and
  stockholders' equity..  $232,362                  $217,166                  $165,018
                          ========                  ========                  ========
Net interest income.....           $ 8,386                   $ 7,590                    $5,407
                                   =======                   =======                    ======
Net interest spread.....                     3.72%                     3.63%                     3.40%
                                             ====                      ====                      ====
Net interest margin(4)..                     3.93%                     3.76%                     3.57%
                                             ====                      ====                      ====

--------
(1) Non-accruing loans included in computation of average balance.
(2) Yield is adjusted for the tax effect of tax exempt securities.
(3) Includes a borrowing that financed acquisition activities and had an outstanding balance of $6.6 million at September 30, 1996. See Note 7 to the audited consolidated financial statements. Also includes FHLB borrowings of the Banks.
(4) The net yield on average earning assets is the net interest income divided by average interest-earning assets.

  The following table presents the components of changes in the Company's net interest income as attributed to volume and rate on a tax-equivalent basis. The net change attributable to the combined impact of volume and rate has been solely allocated to the change in rate:

                         RATE/VOLUME INTEREST ANALYSIS

                                                          NINE MONTHS ENDED
                                                          SEPTEMBER 30, 1996
                                                        COMPARED TO SEPTEMBER
                                                               30, 1995
                                                        ------------------------
                                                        AVERAGE  AVERAGE  TOTAL
                                                        VOLUME    RATE    CHANGE
                                                        -------  -------  ------
                                                        (DOLLARS IN THOUSANDS)
INTEREST INCOME:
  Loans................................................ $ 1,699  $   29   $1,728
  Investment securities................................     470    (233)     237
  Other earning assets.................................     115      59      174
                                                        -------  ------   ------
    Total interest income.............................. $ 2,284  $ (145)  $2,139
                                                        -------  ------   ------
INTEREST EXPENSE:
  Savings deposits and interest bearing checking....... $   271  $ (229)  $   42
  Time deposits........................................   1,037     671    1,708
  Short-term borrowings................................      54      44       98
  Long-term borrowings(1)..............................     (17)    (62)     (79)
                                                        -------  ------   ------
    Total interest expense............................. $ 1,345  $  424   $1,769
                                                        -------  ------   ------
Change in net interest income.......................... $   939  $ (569)  $  370
                                                        =======  ======   ======

                                           YEAR ENDED DECEMBER 31,
                                ------------------------------------------------
                                1995 COMPARED TO 1994     1994 COMPARED TO 1993
                                ------------------------  ----------------------
                                AVERAGE  AVERAGE  TOTAL   AVERAGE AVERAGE TOTAL
                                VOLUME    RATE    CHANGE  VOLUME   RATE   CHANGE
                                -------  -------  ------  ------- ------- ------
                                           (DOLLARS IN THOUSANDS)
INTEREST INCOME:
  Loans.......................  $ 2,533  $1,228   $3,761  $3,648   $ 515  $4,163
  Investment securities.......   (1,078)    256     (822)    332    (562)   (230)
  Other earning assets........       76      67      143      58      77     135
                                -------  ------   ------  ------   -----  ------
    Total interest income.....  $ 1,531  $1,551   $3,082  $4,038   $  30  $4,068
                                -------  ------   ------  ------   -----  ------
INTEREST EXPENSE:
  Savings deposits and
   interest bearing checking..  $  (143) $  182   $   39  $  284   $ (37) $  247
  Time deposits...............      567   1,409    1,976   1,281    (213)  1,068
  Short-term borrowings.......      100     147      247     176      62     238
  Long-term borrowings(1).....      (59)     83       24     395     (63)    332
                                -------  ------   ------  ------   -----  ------
    Total interest expense....  $   465  $1,821   $2,286  $2,136   $(251) $1,885
                                -------  ------   ------  ------   -----  ------
Change in net interest income.  $ 1,066  $ (270)  $  796  $1,902   $ 281  $2,183
                                =======  ======   ======  ======   =====  ======

--------
(1) Includes a borrowing that financed acquisition activities and had an outstanding balance of $6.6 million at September 30, 1996. See Note 7 to the audited consolidated financial statements. Also includes FHLB borrowings of the Banks.

PROVISION FOR LOAN LOSSES

  The targeted level of loan loss allowance is based on management's review of the loan portfolio. Management reviews the loans by type and nature of collateral and establishes an appropriate provision for loan losses based upon industry standards, management's experience, historical charge-off experience, the present and prospective financial condition of specific borrowers, industry concentrations within the loan portfolio, size of credit, existence and quality of any collateral, profitability and general economic conditions. The Banks have experienced relatively low delinquency and default rates in their portfolio, due in part to adherence to established underwriting guidelines. Management of the Banks review their allowance for loan losses on a monthly basis and increase the allowance, if necessary, based on the results of this review. Management believes the allowance for loan losses is adequate based on its assessment of the risks of loan defaults.

  The ratio of non-performing loans to total loans was 0.47% as of September 30, 1996 compared to 1.06% as of December 31, 1995. This ratio was 0.29% and 0.74% as of December 31, 1994 and 1993, respectively. For the nine months ended September 30, 1996, the Banks had net charge-offs of $166,000 or 0.10% of total average loans outstanding. For the years ended December 31, 1995, 1994 and 1993, net charge-offs were $616,000, $17,000 and $68,000, respectively, representing 0.41%, 0.01% and 0.09%, of average loans outstanding, respectively.

  In 1995, the Company substantially increased its allowance for loan losses based upon an analysis of several factors, including the changing loan mix and portfolio growth resulting from the expansion into suburban Kansas City and the observation that the ratio of 1.4% was consistent with the level maintained by banks that are similar to the Banks both in size and market served. Based on its future business and lending plans, and depending upon specific facts and circumstances with respect to certain loans and general economic conditions, management expects to maintain its allowance, as a percentage of total loans, in a range consistent with historical reserves which have varied between 1.15% and 1.65%. See "--Allowance for Loan Losses."

NON-INTEREST INCOME

  Non-interest income for the nine months ended September 30, 1996 was $1.9 million, an increase of $842,000 from the comparable period in 1995. Of this increase, 36.58% resulted from decreased securities losses (See "--Investment Activities"), 21.62% resulted from increases in other non-interest income attributed to a $244,000 increase in gain on sale of assets, 23.04% resulted from increased gains on the sale of mortgage loans and 18.76% resulted from increased service charge income. Service charge income increased to $512,000 for the nine months ended September 30, 1996, compared to $354,000 for the comparable 1995 period, an increase of $158,000 or 44.63%.

  Non-interest income was $1.9 million, $1.3 million and $1.4 million in 1995, 1994 and 1993, respectively, a change in 1995 and 1994 of 43.88% and (5.07)%, respectively, from the previous year. Income from service charges increased because the Banks have raised the rates for services. The increase in the gain on the sale of mortgage loans occurred in connection with the acquisition of Provident Bank and its mortgage banking operation in the middle of 1994. The Company has incurred periodic gains and losses in connection with the sale of securities to meet its liquidity needs and in anticipation of changes in interest rates.

  The following table presents the components of the Company's non-interest income for the periods indicated:

                                     NINE MONTHS        YEAR ENDED DECEMBER
                                ENDED SEPTEMBER  30,            31,
                                ----------------------  ----------------------
                                   1996        1995      1995    1994    1993
                                ----------  ----------  ------  ------  ------
                                          (DOLLARS IN THOUSANDS)
Service charges on deposit
 accounts...................... $      512  $      354  $  495  $  483  $  354
Gain (loss) on sale of loans...        943         749   1,058     107      --
Gain (loss) on sale of
 securities....................         (8)       (316)    (84)   (243)    729
Insurance premium income.......         16          45      58      52      87
Fiduciary income...............         94          82     125      96      85
Other non-interest income......        307         108     286     852     164
                                ----------  ----------  ------  ------  ------
    Total non-interest income.. $    1,864  $    1,022  $1,938  $1,347  $1,419
                                ==========  ==========  ======  ======  ======
Non-interest income as a
 percentage of average total
 assets (interim periods
 annualized)...................       0.92%       0.59%   0.83%   0.62%   0.86%
                                ==========  ==========  ======  ======  ======

  In June 1994, Provident Bank opened a loan production office in Prairie Village, Johnson County, Kansas. Management of the Company concluded in the second quarter of 1996 that the expenses associated with such office warranted a substantial modification in the manner in which the mortgage banking business was conducted by Provident Bank in Johnson County, Kansas. As a result, the Company began in the third quarter of 1996 to streamline its Johnson County mortgage banking operations by reducing significantly the personnel in the Johnson County mortgage origination office and eliminating certain support positions in the Provident Bank office in St. Joseph. The Johnson County mortgage banking operations will be moved into Exchange Bank's Leawood facility. The Company will seek to create arrangements with residential builders and developers, many of which are existing customers of the Banks, in order to develop a mortgage origination system. These changes are expected by the Company's management to permit the Company to operate its mortgage banking business in Johnson County more efficiently, but are also expected to decrease significantly the Company's revenue from the sale of loans. See "BUSINESS--Operating Strategy."

NON-INTEREST EXPENSE

  Non-interest expense increased by $1.46 million for the nine months ended September 30, 1996, as compared to the same period in 1995. This increase was primarily due to the addition of employees at the newly opened Leawood branch and Provident Bank's mortgage loan production office and also was affected by annual increases in salaries and employee benefits and the addition of both executive and controller positions at the Company. Net occupancy expense increased due to remodeling projects that were completed in Shawnee and St. Joseph, and because Exchange Bank's new Leawood branch was not open in the first half of 1995. The increase in deposit insurance expense was primarily due to the special one-time assessment of $389,100 ($240,000 net after tax) on SAIF-assessable deposits pursuant to DIFA. See "--General." As a percentage of average assets, non-interest expense was 3.50% and 3.28% on an annualized basis as of September 30, 1996 and 1995, respectively.

  Non-interest expense increased $1.4 million or 20.88% and $2.1 million or 47.71% over the years ended December 31, 1995 and 1994, respectively. These increases are a result of several factors. Salaries and employee benefits expenses increased in 1995 by $1.1 million or 30.08%, primarily due to the growth of Provident Bank's loan production office in Prairie Village, Kansas. The remainder of the increase was due to the addition of new personnel resulting from expansion at Exchange Bank's branch in Shawnee and staffing of Exchange Bank's new branch in Leawood. In 1994, salary and benefits increased $1.1 million or 49.01%, primarily from the addition of new personnel in connection with the acquisition of Provident Bank. Occupancy expense also increased in 1994 as a result of this acquisition, while a slight increase in 1995 occupancy expense resulted in approximately equal parts from the opening of the new Leawood branch location and from various renovation projects at the end of the year. Data processing expenses increased in 1995 in concert with Provident Bank's rising loan volume, and to a lesser extent as a result of the opening of the new Leawood branch. As part of its operating strategy, the Company has begun to focus on minimizing non-interest expense. See "BUSINESS-- Operating Strategy." As a percentage of average assets, non-interest expense was 3.44%, 3.05% and 2.72% for the years 1995, 1994 and 1993, respectively.

  The following table presents the components of non-interest expense for the periods indicated:

                                       NINE MONTHS       YEAR ENDED DECEMBER
                                   ENDED SEPTEMBER 30,           31,
                                   --------------------  ----------------------
                                     1996       1995      1995    1994    1993
                                   ---------  ---------  ------  ------  ------
                                            (DOLLARS IN THOUSANDS)
Salaries and employee benefits.... $   3,952  $   3,118  $4,438  $3,393  $2,277
Net occupancy expense.............       854        739     980     956     504
Deposit insurance expense(1)......       513        271     332     479     365
Professional services.............       325        365     467     445     360
Data processing expense...........       194        148     202     107      38
Supplies..........................       187        143     206     161     116
Telephone.........................       125        106     137      85      48
Postage...........................       114        107     143     100      78
Advertising/promotion.............       306        147     252     195     135
Other.............................       532        503     844     698     560
                                   ---------  ---------  ------  ------  ------
    Total non-interest expense.... $   7,102  $   5,647  $8,001  $6,619  $4,481
                                   =========  =========  ======  ======  ======
Efficiency ratio(1)...............     82.98%     76.86%  77.50%  74.06%  65.65%

--------
(1) Deposit insurance expense included a $389,100 special one-time SAIF assessment imposed under DIFA. Without this assessment, the deposit insurance expense would have been $124,000 and the efficiency ratio for the nine months ended September 30, 1996 would have been 78.43%.

  Management anticipates that the changes contemplated in the mortgage origination system described above will reduce the rate of future increases in salary and employee benefits expense of the Company. See "--Non-Interest Income; BUSINESS--Operating Strategy."

INCOME TAX EXPENSE

  Income tax expense for the nine months ended September 30, 1996 and September 30, 1995, and years ended December 31, 1995, 1994 and 1993 was $489,000, $553,000, $335,000, $777,000 and $731,000, respectively. The effective tax rates for those periods were 35.8%, 35.3%, 32.3%, 35.8% and 35.7%, respectively. The effective tax rates differ from the expected federal rate of 34% primarily because of the additional expense of state taxes offset by tax exempt municipal securities.

ASSET/LIABILITY MANAGEMENT

  Asset liability management refers to management's efforts to minimize fluctuations in net interest income caused by interest rate changes. This is accomplished by managing the repricing of interest rate sensitive interest-earning assets and interest-bearing liabilities. An interest rate sensitive balance sheet item is one that is able to reprice quickly, through maturity or otherwise. Controlling the maturity or repricing of an institution's liabilities and assets in order to minimize interest rate risk is commonly referred to as gap management. Close matching of the repricing of assets and liabilities will normally result in little change in net interest income when interest rates change. A mismatched gap position will normally result in changes in net interest income as interest rates change.

  Along with internal gap management reports, the Company and the Banks use an external asset/liability modeling service to analyze each Bank's current gap position. The system simulates the Bank's asset and liability base and projects future earnings results under several interest rate assumptions. The Company strives to maintain an aggregate gap position such that changes in interest rates within ranges determined by management to be reasonable will not affect net interest income by more than five percent in any twelve month period. See "RISK FACTORS--Asset/Liability Management."

  The following table presents the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities at September 30, 1996. The table may not be indicative of the Company's rate sensitivity position at other points in time. The balances shown have been derived based on the financial characteristics of the various assets and liabilities. Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than their scheduled maturity dates. Fixed rate loans are shown in the period in which they are scheduled to be repaid. Repricing of time deposits is based on their scheduled maturities. Deposits without a stated maturity are repriced based on known characteristics of the deposit product.

                      INTEREST RATE SENSITIVITY ANALYSIS

                                           AS OF SEPTEMBER 30, 1996
                                              TERM TO REPRICING
                                      ------------------------------------------
                                                     OVER 1
                                       1 YEAR          TO      OVER 5
                                      OR LESS       5 YEARS     YEARS    TOTAL
                                      --------      --------   -------  --------
                                            (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans.............................  $125,946(/1/) $ 55,466   $12,009  $193,421
  Investment securities.............    16,256        36,990    14,761    68,007
  Other interest-bearing assets.....     2,169           --        --      2,169
                                      --------      --------   -------  --------
  Total interest-earning assets.....   144,371        92,456    26,770   263,597
                                      --------      --------   -------  --------
Interest-bearing liabilities:
  Savings deposits and interest-
   bearing checking.................    34,288        37,345       --     71,633
  Time deposits.....................   108,555        44,674       129   153,358
  Short-term borrowings.............    19,818         1,279       --     21,097
  Long-term borrowings..............     6,994           989       375     8,358
                                      --------      --------   -------  --------
  Total interest-bearing
   liabilities......................   169,655        84,287       504   254,446
                                      --------      --------   -------  --------
Interest sensitivity gap............  $(25,284)     $  8,169   $26,266  $  9,151
                                      ========      ========   =======  ========
Cumulative gap......................  $(25,284)     $(17,115)  $ 9,151
                                      ========      ========   =======
Cumulative ratio of interest-earning
 assets to
 interest-bearing liabilities.......     85.10 %       93.26 %  103.60%
Ratio of cumulative gap to interest-
 earning assets.....................    (17.51)%       (7.23)%    3.47%

--------
(1) Includes $41.4 million and $59.2 million of loans that reprice daily and within six months or less, respectively.

  The negative cumulative gap value indicated above for the zero to 5 year time period means that over these time periods the assets of the Company will reprice slightly more slowly than will the Company's liabilities. Thus, in a rising interest rate environment, net interest income can be expected to decrease and, in a declining interest rate environment, net interest income can be expected to increase.

FINANCIAL CONDITION

LENDING ACTIVITIES

  Real Estate Loans. Real estate loans represent the largest class of loans of the Company. The Company categorizes real estate loans as follows:

    i) Commercial. Commercial real estate loans increased significantly from December 31, 1993 to December 31, 1995 due primarily to increased lending activity in the Johnson County suburbs southwest of Kansas City. The September 30, 1996 balance of $30.5 million, an increase of 56.69% over the balance at December 31, 1995, shows continued growth in the Johnson County market.

    ii) Construction. Construction lending consists primarily of single family construction in Johnson County, Kansas. The Company has experienced steady growth in the suburban Kansas City market place. The September 30, 1996 balance of $27.1 million, an increase of 36.49% over the balance at December 31, 1995, reflects continued, although seasonal, growth in the Johnson County market.

    iii) 1 to 4 Family Residential. Loans in this category consist primarily of owner-occupied residential loans. The Company recognized significant growth in loans in this category from the acquisition of Provident Bank in 1994. Despite the substantial increase in the origination of new residential home loans, the portfolio balance did not increase in 1995 because the Company sold all its fixed rate loans on the secondary market. Since December 31, 1995, the mix of loans has begun to shift from fixed rate loans to variable rate products. The Company has elected to portfolio selected variable rate real estate loans, which has resulted in the loan growth in this category.

    iv) Agricultural. This category consists of loans secured by agricultural real estate. The demand for agricultural real estate loans has remained flat since December 31, 1993 due to an historically low turnover of farm property.

    v) Held for Sale. Loans held for sale represent residential loans intended to be sold to secondary market investors and in the process of being delivered. This loan category was created through the addition of Provident Bank's mortgage banking operation.

  Commercial Loans. Loans in this category include loans to service, retail, wholesale and light manufacturing businesses, including agricultural service businesses. Commercial loans increased $7.6 million or 24.57% from December 31, 1994 to December 31, 1995. This loan growth is primarily attributable to Exchange Bank's expanding business in Johnson County, and, to a lesser degree, to commercial lending at Provident Bank. Commercial loans increased $6.5 million or 26.32% from December 31, 1993 to December 31, 1994. Most of this increase is attributable to loan growth in Shawnee, Kansas, and to a lesser extent the increase is attributable to a gain in commercial loans from the purchase of Provident Bank.

  Consumer and Other Loans. Loans classified as consumer and other loans include automobile, second mortgage loans, other personal loans and credit card loans. The majority of these loans are installment loans with fixed interest rates. The balance in consumer and other loans at September 30, 1996 increased slightly to $13.6 million from the December 31, 1995 balance of $12.5 million. The balance steadily increased through December 31, 1995 because of increased consumer confidence in the economy and new product development, such as the issuance of the Company's own credit card beginning in late 1994. Credit cards provided for approximately one-third of the increase in consumer loan volume in 1995. The Company issues credit cards to its existing customers and at September 30, 1996 had credit card receivables of $1.2 million. The percentage of consumer and other loans to total loans has remained stable since December 31, 1993.

  Agricultural Loans. Agricultural loans are typically made to farmers, small corporate farms and feed and grain dealers. Agricultural loans were $17.3 million as of December 31, 1993 or 18.83% of total loans. At

December 31, 1994, agricultural loans totaled $12.8 million or 9.26% of total loans. The decline in loan volume is primarily the result of the sale of Peoples, which had a portfolio of $5.2 million in agricultural loans at the time of its sale on June 30, 1994. More recently, agricultural loan demand has remained steady as a result of depressed livestock prices and high grain prices that reduce the demand for livestock purchases. Additionally, favorable grain production in the Banks' regions coupled with higher commodity prices have allowed agricultural producers to improve their cash positions, reducing the need for borrowed funds.

  The following table presents the balance of each major category of the Company's loans at the dates indicated:

                          LOAN PORTFOLIO COMPOSITION

                                                          DECEMBER 31,
                          SEPTEMBER 30,    ------------------------------------------------
                               1996             1995             1994            1993
                          ---------------  ---------------  ---------------  --------------
                           AMOUNT     %     AMOUNT     %     AMOUNT     %    AMOUNT     %
                          --------  -----  --------  -----  --------  -----  -------  -----
                                            (DOLLARS IN THOUSANDS)
Real estate:
 Commercial.............  $ 30,452  15.74% $ 19,434  11.84% $ 14,937  10.80% $ 8,157   8.88%
 Construction...........    27,093  14.01    19,850  12.09    12,943   9.36    7,750   8.44
 1 to 4 family
  residential...........    56,528  29.22    48,510  29.55    47,540  34.38   20,153  21.94
 Agricultural...........     7,941   4.11     7,444   4.53     8,171   5.91    7,490   8.15
 Loans held for sale....     2,174   1.12     6,665   4.06     1,786   1.29        0      0
                          --------  -----  --------  -----  --------  -----  -------  -----
 Total real estate......   124,188  64.20   101,903  62.07    85,377  61.74   43,550  47.41
Commercial..............    43,781  22.64    38,715  23.58    31,078  22.47   24,602  26.78
Consumer and other......    13,601   7.03    12,538   7.64     9,033   6.53    6,412   6.98
Agricultural............    11,851   6.13    11,029   6.72    12,800   9.26   17,296  18.83
                          --------  -----  --------  -----  --------  -----  -------  -----
Total loans.............   193,421    100%  164,185    100%  138,288    100%  91,860    100%
Less allowance for loan
 losses.................    (2,639)          (2,715)          (2,047)         (1,173)
                          --------         --------         --------         -------
 Total..................  $190,782         $161,470         $136,241         $90,687
                          ========         ========         ========         =======

  The following table sets forth the repricing of portfolio loans outstanding at September 30, 1996 by loan category:

                            LOAN REPRICING SCHEDULE

                                                 SEPTEMBER 30, 1996
                                     -------------------------------------------
                                     DUE IN 1  DUE AFTER 1 YEAR   DUE
                                      YEAR OR    BUT BEFORE 5   AFTER 5
                                     LESS(/1/)      YEARS        YEARS   TOTAL
                                     --------- ---------------- ------- --------
                                               (DOLLARS IN THOUSANDS)
Loan category:
  Commercial........................ $ 38,338      $ 5,196      $   247 $ 43,781
  Real estate.......................   65,983       44,821       11,210  122,014
  Loans held for sale...............    2,174           --           --    2,174
  Agricultural......................   10,998          482          371   11,851
  Consumer and other................    8,453        4,967          181   13,601
                                     --------      -------      ------- --------
    Total loans..................... $125,946      $55,466      $12,009 $193,421
                                     ========      =======      ======= ========

--------
(1) Includes $41.4 million and $59.2 million of loans that reprice daily and within six months or less, respectively.

ASSET QUALITY

  The Company follows regulatory guidelines in placing loans on a nonaccrual basis and places loans with doubtful principal repayment on a nonaccrual basis, whether current or past due. The Company considers non-performing assets to include all nonaccrual loans, other loans past due 90 days or more as to principal and interest (with the exception of those loans which in management's opinion are well collateralized or exhibit other characteristics suggesting they are collectable), restructured loans defined as troubled debt restructuring under Statement of Financial Accounting Standards No. 15 (SFAS
15), and other real estate owned ("OREO"). The Company does not return a loan to accrual status until it is brought current with respect to both principal and interest and future principal payments are no longer in doubt. When a loan is placed on nonaccrual status, any previously accrued and uncollected interest is reversed.

  Non-performing loans as of September 30, 1996 were down to $904,000 from $1.7 million December 31, 1995 as the result of the collection and restructuring of three notes.

  The following five largest non-performing assets represented 87.5% of all non-performing assets of the Company as of September 30, 1996.

    1) Default by a retail and wholesale lumber company on a $1.6 million note held by Exchange Bank, which was put on non-accrual status in 1995. Since December 31, 1995, the assets of the borrower have been liquidated and Exchange Bank has begun foreclosing its security interest in the accounts receivable and other assets of the borrower. As of September 30, 1996, the loan's book balance had been reduced to $422,165. Exchange Bank is also pursuing the personal guarantees of the business owners for settlement of any potential deficiency following collection of all proceeds from the liquidation of the borrower. It is anticipated that both the liquidation and the settlement will be completed by year-end 1996.

    2) Default by a partnership on a $193,115 commercial real estate loan. Since September 30, 1996, the borrower has entered into a contract to sell the property for $350,000, with the proceeds to be used to repay the debt to the Company. Such sale is scheduled to close prior to November 26, 1996.

    3) Default on a single family condominium loan in the amount of $86,000 originated by Provident Bank. Payment received on October 3, 1996 brought the loan current to October 1, 1996. Based on security and promise to pay, this loan remained on accrual as of September 30, 1996.

    4) Property of which Provident Bank has taken ownership as a result of a default on a $90,000 mortgage loan on a condominium. The property is currently listed for sale.

    5) Default on a single family residential loan in the amount of $79,500 originated by Provident Bank. Since September 30, 1996, Provident Bank has foreclosed on the property and has placed it into other real estate owned. The property is currently listed for sale.

  OREO as of September 30, 1996 totaled $79,000, down from the December 31, 1995 balance of $149,000 as a result of the sale of a single family residence maintained by Provident Bank. OREO as of September 30, 1996, consisted of one property that is described in item 4 above. OREO decreased from $272,000 in 1994 to $149,000 in 1995. This decrease in inventory is attributed to the sale of single family residences held by Provident Bank.

  The increase in non-performing assets from December 31, 1994 to December 31, 1995 is attributable to the default by an agricultural borrower on a $46,400 note held by Citizens, which has subsequently been reduced and restructured, and the default by the lumber company discussed in item 1 above.

  Non-performing assets are summarized in the following table:

                             NON-PERFORMING ASSETS

                                                               DECEMBER 31,
                                                             ------------------
                                               SEPTEMBER 30,
                                                   1996       1995   1994  1993
                                               ------------- ------  ----  ----
                                                   (DOLLARS IN THOUSANDS)
Loans:
  Loans 90 days or more past due but still
   accruing..................................      $131      $    2  $231  $258
  Nonaccrual loans...........................       773       1,739   169   421
                                                   ----      ------  ----  ----
   Non-performing loans......................       904       1,741   400   679
OREO.........................................        79         149   272    73
                                                   ----      ------  ----  ----
   Non-performing assets.....................      $983      $1,890  $672  $752
                                                   ====      ======  ====  ====
Non-performing loans as a percentage of total
 loans.......................................      0.47%       1.06% 0.29% 0.74%
Non-performing assets as a percentage of
 total assets................................      0.34%       0.72% 0.30% 0.42%
Non-performing assets as a percentage of
 total loans and OREO........................      0.52%       1.16% 0.49% 0.82%

ALLOWANCE FOR LOAN LOSSES

  In 1995, the Company determined, based on the changing loan mix and portfolio growth resulting from the expansion into suburban Kansas City and an analysis of the loan loss reserves of banks similar to the Banks both in size and market served, that an allowance for loan losses of approximately 1.4% of loans was an appropriate reserve for the Company at that time. As the result of loan growth and loan charge-offs, by fourth quarter 1995, the Company's allowance had been reduced to 1.15% of loans. In anticipation of further loan growth in its new Johnson County market and in response to the normal review of non-performing loans, the Company made an additional provision for loan losses and, as a result, exceeded the targeted allowance. Loan growth, and to a lesser extent, charge-offs in 1996 reduced the allowance to approximately that reported at September 30, 1996 without a need for significant additional provisions. The allowance as a percentage of total loans at September 30, 1996 (1.36%) is consistent with the Company's goal. In the future, the Company expects that its loan loss reserve will be in a range consistent with historical ratios, which have varied from 1.15% to 1.65% of loans.

  The allowance for loan losses on September 30, 1996 totaled $2.6 million, a slight decrease over December 31, 1995 resulting from charge-offs of $185,000, recoveries of $19,000 and provisions of $90,000. The allowance for loan losses totaled $2.7 million as of December 31, 1995. The increase in the allowance during 1995 of $668,000 was a combination of additional provisions of $1.3 million and net charge-offs of $616,000. See "--Provision for Loan Losses."

  During 1994, the Company experienced an increase in its allowance for loan losses of $874,000, primarily as a result of the first quarter acquisition of Provident Bank and the second quarter sale of Peoples.

  The following table sets forth activity in the Company's allowance for loan losses during the periods indicated:

                        SUMMARY OF LOAN LOSS EXPERIENCE

                                NINE MONTHS ENDED
                                  SEPTEMBER 30,    YEAR ENDED DECEMBER 31,
                                ----------------- -----------------------------
                                      1996          1995      1994       1993
                                ----------------- --------  --------    -------
                                          (DOLLARS IN THOUSANDS)
Total net loans outstanding at
 the end of period............      $190,782      $161,470  $136,241    $90,687
                                    ========      ========  ========    =======
Average net loans outstanding
 during the period............      $170,549      $149,578  $120,993    $77,767
                                    ========      ========  ========    =======
Allowance for loan losses,
 beginning of period..........      $  2,715      $  2,047  $  1,173    $   945
Charge-offs:
  Real estate:
    Construction..............            24           --        --         --
    1 to 4 family residential.             2            12        21        --
    Agricultural..............           --            --        --         --
  Commercial..................            74           538        91        185
  Consumer and other..........            19            46         4         14
  Agricultural................            66            75        86          1
                                    --------      --------  --------    -------
    Total charge-offs.........           185           671       202        200
                                    --------      --------  --------    -------
Recoveries of loans previously
 charged off:
  Real estate:
    Construction..............            11           --        --         --
    1 to 4 family residential.             2           --         20         12
    Agricultural..............           --            --          6        --
  Commercial..................             2             9       127         27
  Consumer and other..........             4             3         7          9
  Agricultural................           --             43        25         84
                                    --------      --------  --------    -------
    Total recoveries..........            19            55       185        132
                                    --------      --------  --------    -------
Net charge-offs...............           166           616        17         68
Provision charged to
 operations...................            90         1,284       147        296
Adjustments due to
 acquisitions and disposals...           --            --        744(1)     --
                                    --------      --------  --------    -------
Allowance for loan losses, end
 of period....................      $  2,639      $  2,715  $  2,047    $ 1,173
                                    ========      ========  ========    =======
Ratios:
  Net charge offs to average
   loans outstanding..........          0.10%         0.41%     0.01%      0.09%
  Allowance for loan losses to
   loans, end of period.......          1.36%         1.65%     1.48%      1.28%
  Allowance for loan losses to
   non-performing loans.......        291.92%       143.65%   304.61%    155.98%

--------
(1) Adjustment related to acquisition of Provident Bank and sale of Peoples.

INVESTMENT ACTIVITIES

  The Company's investment portfolio serves three important functions: first, it enables the adjustment of the balance sheet's sensitivity to changes in interest rate movements; second, it provides an outlet for investing excess funds; and third, it provides liquidity. The investment portfolio is structured to maximize the return on invested funds within conservative risk guidelines.

  The portfolio is comprised of U.S. Treasury securities, U.S. Government agency obligations, state municipal obligations, Federal Reserve Bank stock, FNMA stock and FHLB stock. The U.S. government agency obligations include Federal Home Loan Mortgage Corporation ("FHLMC") notes, FNMA notes and mortgage- backed securities, FHLB notes and Government National Mortgage Association ("GNMA") mortgage-backed securities. The portfolio includes approximately $9.5 million of collateralized mortgage obligations, all of which are rated AA or better. Federal Funds sold are not classified as investment securities.

  On December 31, 1993, the Company adopted SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. Securities classified as available for sale are carried at fair value and any unrealized gains or losses on such securities are reported net of income taxes in a separate component of stockholders' equity. Securities classified as held to maturity are carried at amortized cost. In November 1995, the Financial Accounting Standards Board ("FASB") allowed a one-time redesignation between the categories. The Company redesignated approximately $26.1 million of held to maturity securities to available for sale. This transfer did not represent a change in the investment portfolio strategy, but rather was done to provide greater flexibility to manage the portfolio. This change had no impact on regulatory capital.

  The investment portfolio had a modest increase of $632,000 or 0.94% during the nine months ended September 30, 1996. The increase was the result of purchases of securities with maturities of three years or less.

  The composition of the investment portfolio as of September 30, 1996 was 37.58% U.S. Treasury notes, 13.22% U.S. government obligations, 40.56% mortgage-backed securities, 5.61% state and municipal securities and 3.03% other securities. The comparable distribution for December 31, 1995 was 31.03% U.S. Treasury notes, 20.72% U.S. government obligations, 39.21% mortgage backed securities, 5.99% state and municipal securities and 3.05% other securities. The estimated maturity of the investment portfolio on September 30, 1996 was 2 years and 6.8 months and the average duration of the investment portfolio was 2.34 years. The average balance of the investment portfolio as of September 30, 1996 represented 28.07% of average earning assets as compared to 27.56% on December 31, 1995. No change in investment strategy was made during the first nine months of 1996.

  Average investment securities decreased from 38.32% of earning average assets at December 31, 1994, to 27.56% of average earning assets at December 31, 1995 due to the Company's ownership of both Provident Bank and Peoples during the second quarter of 1994. Peoples had approximately $12 million of investment securities. During the same period average loans increased to 69.37% of average earning assets at December 31, 1995 as compared to 59.23% of average earning assets at December 31, 1994. At December 31,1993, average investment securities were 47.45% of average earning assets while loans were 50.47% for the same period. This trend is consistent with the Company's strategy of obtaining an asset portfolio in which at least 75% of earning assets consist of loans.

  The Company periodically changes its balance sheet strategy to accommodate a new interest rate environment when, in management's opinion, economic and policy signals indicate a changing trend in interest rates. Accordingly, in the first half of 1995 the Company sold bonds in anticipation of an increase in interest rates. Although management believes its action will benefit the Company, the securities sales resulted in an immediate loss of $409,000.

  The following table sets forth the composition of the Company's investment portfolio at the dates indicated:

                  INVESTMENT SECURITIES PORTFOLIO COMPOSITION

                                      AT SEPTEMBER 30,     AT DECEMBER 31,
                                      ---------------- ------------------------
                                            1996        1995    1994     1993
                                      ---------------- ------- ------- --------
                                               (DOLLARS IN THOUSANDS)
Securities held to maturity(1):
  U.S. Treasury and other U.S.
   agencies and corporations.........     $   --       $   --  $ 7,693 $  7,359
  Obligations of states and political
   subdivisions......................          25           25   5,183    5,481
  Mortgage-backed securities.........         --           --   13,935    3,564
                                          -------      ------- ------- --------
    Total............................     $    25      $    25 $26,811 $ 16,404
                                          =======      ======= ======= ========
Securities available for sale(2):
  U.S. Treasury and other U.S.
   agencies and corporations.........     $34,548      $34,865 $34,200  $24,564
  Obligations of states and political
   subdivisions......................       3,788        4,008     --       --
  Mortgage-backed securities.........      27,584       26,422   5,014   15,517
  Other(3)...........................       2,062        2,055   1,782      674
                                          -------      ------- ------- --------
    Total............................     $67,982      $67,350 $40,996 $ 40,755
                                          =======      ======= ======= ========

--------
(1) Securities held to maturity are carried on the Company's financial statements at book value.
(2) Securities available for sale are carried on the Company's financial statements at market value.
(3) Includes FHLB stock, Federal Reserve stock and FNMA stock.

  The following table sets forth a summary of maturities in the investment portfolio at September 30, 1996:

              MATURITY SCHEDULE OF SECURITIES AVAILABLE FOR SALE

                                                        AT SEPTEMBER 30, 1996
                                                          (AT MARKET VALUE)
                          ----------------------------------------------------------------------------------
                                                            OVER 5 YEARS
                            ONE YEAR OR    OVER ONE YEAR     THROUGH 10
                               LESS       THROUGH 5 YEARS       YEARS       OVER 10 YEARS        TOTAL
                          --------------- ---------------- --------------- ---------------- ----------------
                                 WEIGHTED         WEIGHTED        WEIGHTED         WEIGHTED         WEIGHTED
                          AMOUNT YIELD(1) AMOUNT  YIELD(1) AMOUNT YIELD(1) AMOUNT  YIELD(1) AMOUNT  YIELD(1)
                          ------ -------- ------- -------- ------ -------- ------- -------- ------- --------
                                                        (DOLLARS IN THOUSANDS)
U.S. Treasury and other
 U.S. agencies and
 corporations...........  $3,764   5.89%  $32,349   5.52%  $  --     --    $   --     --    $36,113   5.56%
Obligations of states
 and political
 subdivisions...........     509   8.18%    2,806   7.60%     473   6.82%      --     --      3,788   7.58%
Mortgage-backed
 securities.............     --     --      6,806   5.68%   7,474   5.95%   11,739   6.13%   26,019   5.96%
Other...................   2,062   6.51%      --     --       --     --        --     --      2,062   6.51%
                          ------          -------          ------          -------          -------   ----
 Total..................  $6,335          $41,961          $7,947          $11,739          $67,982   5.85%
                          ======          =======          ======          =======          =======   ====

--------
(1) Yield is adjusted for the effect of tax-exempt securities.

DEPOSIT ACTIVITIES

  Deposits are the major source of the Banks' funds for lending and other investment purposes. In addition to deposits, the Banks derive funds from interest payments, loan principal payments, loan and security sales, and funds from operations. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows are significantly influenced by general interest rates and money market conditions. The Banks may use borrowings on a short-term basis if necessary to compensate for reductions in the availability of other sources of funds, or borrowings may be used on a longer term basis for general business purposes.

  Deposits are attracted principally from within the Banks' primary market areas through the offering of a broad variety of deposit products, including checking accounts, money market accounts, savings accounts, certificates of deposit (including jumbo certificates in denominations of $100,000 or more), and retirement savings plans. The Company has not sought brokered deposits and does not intend to do so in the future.

  Maturity terms, service fees and withdrawal penalties are established by the Banks and reviewed on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

  The following table sets forth the average balances and weighted average rates for the Company's categories of deposits for the periods indicated:

                      AVERAGE DEPOSIT BALANCES AND RATES

                                                                        YEAR ENDED DECEMBER 31,
                       NINE MONTHS ENDED     -----------------------------------------------------------------------------
                      SEPTEMBER 30, 1996               1995                      1994                      1993
                   ------------------------- ------------------------- ------------------------- -------------------------
                                      % OF                      % OF                      % OF                      % OF
                   AVERAGE  AVERAGE  TOTAL   AVERAGE  AVERAGE  TOTAL   AVERAGE  AVERAGE  TOTAL   AVERAGE  AVERAGE  TOTAL
                   BALANCE   RATE   DEPOSITS BALANCE   RATE   DEPOSITS BALANCE   RATE   DEPOSITS BALANCE   RATE   DEPOSITS
                   -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- --------
                                                           (DOLLARS IN THOUSANDS)
Non-interest
 checking........  $ 16,605  0.00%      7%   $ 13,733  0.00%      7%   $ 10,389  0.00%      6%   $  7,915  0.00%      5%
Savings deposits
 and interest-
 bearing
 checking........    64,037  3.39%     27%     55,819  3.09%     28%     60,987  2.77%     32%     50,960  2.83%     35%
Certificates of
 deposit.........   154,351  5.62%     66%    129,543  5.46%     65%    116,593  4.38%     62%     88,492  4.56%     60%
                   --------           ---    --------           ---    --------           ---    --------           ---
 Total...........  $234,993           100%   $199,095           100%   $187,969           100%   $147,367           100%
                   ========           ===    ========           ===    ========           ===    ========           ===

  The growth in deposits is the result of the Company's new branch locations in Shawnee and Leawood, Kansas. During the first nine months of 1996, the Company experienced a $16.5 million or 29.96% increase in savings and NOW account balances, substantially all of which are less than $100,000, which allowed the Company to reduce its reliance on more expensive balances exceeding $100,000. The non-interest-bearing account balance as of September 30, 1996 showed a slight decrease from the balance as of December 31, 1995, but the average balance increased $2.9 million or 20.9%.

  The Company does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on its business. Management believes that substantially all the Banks' depositors are residents in their primary market areas.

  The following table sets forth a summary of the deposits of the Company at the dates indicated:

                              DEPOSIT COMPOSITION

                                                             DECEMBER 31,
                                            SEPTEMBER --------------------------
                                            30, 1996    1995     1994     1993
                                            --------- -------- -------- --------
                                                   (DOLLARS IN THOUSANDS)
Non-interest-bearing....................... $ 17,098  $ 18,934 $ 11,470 $ 10,293
Interest-bearing:
  Savings and NOW accounts.................   71,650    55,134   56,540   50,575
  Time accounts less than $100,000.........  127,821   127,239  101,998   75,678
  Time accounts greater than $100,000......   25,537    25,074   16,421   12,918
                                            --------  -------- -------- --------
    Total deposits......................... $242,106  $226,381 $186,429 $149,464
                                            ========  ======== ======== ========

  The following table summarizes at September 30, 1996 the Company's certificates of deposit of $100,000 or more by time remaining until maturity:

                                                         CERTIFICATES OF DEPOSIT
                                                           $100,000 OR GREATER
                                                         -----------------------
                                                         (DOLLARS IN THOUSANDS)
Maturity Period:
  Less than three months................................         $ 7,456
  Over three months through six months..................           8,886
  Over six months through twelve months.................           7,585
  Over twelve months....................................           1,610
                                                                 -------
    Total...............................................         $25,537
                                                                 =======

CAPITAL AND LIQUIDITY

  Acquisition Indebtedness. The Company has borrowed to finance acquisitions. The balance of such borrowing was $6.6 million as of September 30, 1996, and $7.0 million, $7.1 million, and $3.9 million, as of December 31, 1995, 1994 and 1993, respectively. In March 1994, the Company borrowed $4.0 million in connection with the acquisition of Provident. All amounts borrowed are due on demand or no later than March 1, 1997. The Company intends to use proceeds from the Offering to retire such debt. See "USE OF PROCEEDS."

  Sources of Liquidity. Liquidity defines the ability of the Company and the Banks to generate funds to support asset growth, satisfy other disbursement needs, meet deposit withdrawals and other fund reductions, maintain reserve requirements and otherwise operate on an ongoing basis. The immediate liquidity needs of the Banks are met primarily by Federal Funds sold, short-term investments, deposits and the generally predictable cash flow (primarily prepayments) from each Bank's assets. Intermediate term liquidity is provided by the Banks' investment portfolios. The Banks also have established a credit facility with the FHLB under which the Banks are eligible for short or long-term advances secured by real estate loans or mortgage-related investments. The Company's liquidity needs and funding are provided through non-affiliated bank borrowing, cash dividends and tax payments from its subsidiary banks. The Company has agreed not to increase its borrowings without approval of the Federal Reserve.

  Capital. The Company and the Banks actively monitor their compliance with regulatory capital requirements. The elements of capital adequacy standards include strict definitions of core capital and total assets, which include off-balance sheet items such as commitments to extend credit. Under the risk-based capital method of capital measurement, the ratio computed is dependent on the amount and composition of assets recorded on the balance sheet and the amount and composition of off-balance sheet items, in addition to the level of capital. Historically, the Banks have increased core capital through the retention of earnings or capital infusions. Each Bank's ability to incur additional indebtedness or to issue or pay dividends on common or preferred stock may be limited by regulatory policies and the terms of the outstanding securities. See "SUPERVISION AND REGULATION--Payment of Dividends." The Offering is expected to substantially increase the capital of the Company and thereby place the Company in a position in which it will exceed regulatory capitalization requirements and be classified as well capitalized. See "CAPITALIZATION; USE OF PROCEEDS."

  ESOP Liability. On October 28, 1996, the Gold Banc Corporation, Inc. Employee Stock Ownership Plan and Trust (the "Plan") purchased 31,888 shares of Common Stock from a stockholder of the Company. The purchase price of $275,800 was financed by a loan from an unaffiliated financial institution. That loan bears interest at the prime rate and is due October 28, 2003. The Plan will repay the loan with contributions received from the Company, and accordingly, the Company will record the obligation and will add an offsetting amount of unearned compensation to stockholders' equity in its consolidated financial statements. The following table shows the pro forma September 30, 1996 consolidated balance sheet as if the purchase of shares had been completed on that date:

                                                              SEPTEMBER 30, 1996
                                                              ------------------
                                                               ACTUAL  PRO FORMA
                                                              -------- ---------
Total assets................................................. $285,827 $285,827
                                                              ======== ========
Liabilities
  Deposits...................................................  242,106  242,106
  Borrowing..................................................   29,455   29,731
  Other liabilities..........................................    2,637    2,637
                                                              -------- --------
                                                               274,198  274,474
Stockholders' equity.........................................   11,629   11,353
                                                              -------- --------
Total liabilities and stockholders' equity................... $285,827 $285,827
                                                              ======== ========

ACCOUNTING AND FINANCIAL REPORTING ISSUES

  In October 1994, the FASB issued SFAS 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." SFAS 119 requires disclosures about derivative financial instruments, futures, forward, swap and option contracts, and other financial instruments with similar characteristics. It also amends existing requirements of SFAS 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," and SFAS 107, "Disclosures about Fair Value of Financial Instruments." SFAS 119 requires disclosures about the amounts, nature and terms of derivative financial instruments that are not subject to SFAS 105 because they do not result in off-balance-sheet risk of accounting loss. It requires that a distinction be made between financial instruments held or issued for trading purposes (including dealing and other trading activities measured at fair value with gains and losses recognized in earnings) and financial instruments held or issued for purposes other than trading. SFAS 119 is effective for financial statements for fiscal years beginning after December 15, 1995, with earlier application encouraged. The Company does not have financial instruments that require disclosure under SFAS 119.

  SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," issued by the FASB in March 1995, is effective for fiscal years beginning on or after December 15, 1995. SFAS 121 requires long-lived assets and certain identifiable intangibles to be held and used by an entity to be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles an entity expects to hold and use should be based on the fair value of the asset. Management does not anticipate the adoption of SFAS 121 will have a material impact on the financial position of the Company.

  In May 1995, the FASB issued SFAS 122, "Accounting for Mortgage Servicing Rights, an Amendment of FASB Statement No. 65." SFAS 122 amends SFAS 65, "Accounting for Certain Mortgage Banking Activities," to require a mortgage banking enterprise to recognize as separate assets the rights to service mortgage loans for others, however those service rights are acquired. SFAS 122 is effective for fiscal years beginning after December 15, 1995. Management does not anticipate the adoption of SFAS 122 will have a material impact on the financial position of the Company.

  In October 1995, the FASB issued SFAS 123, "Accounting for Stock-Based Compensation," effective for fiscal years beginning after December 15, 1995. SFAS 123 requires a fair value based method of accounting for stock-based compensation. SFAS 123 is not expected to have a material impact on the financial position of the Company.

IMPACT OF INFLATION AND CHANGING PRICES

  The financial statements and related financial data concerning the Company presented in this Prospectus have been prepared in accordance with generally accepted accounting principles, with the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rate changes do not necessarily move in the same direction or have the same magnitude as changes in the prices of goods and services. See "RISK FACTORS--Asset/Liability Management."

                                   BUSINESS

GENERAL

  The Company is a multi-bank holding company incorporated under the laws of the state of Kansas on December 5, 1985 and headquartered in Leawood, Johnson County, Kansas, a southwestern suburb of Kansas City. The Company owns and operates two commercial banks and, indirectly, a federal savings bank. Exchange Bank is headquartered in Marysville, Kansas, the county seat of Marshall County and has branch locations in Leawood and Shawnee, two cities in Johnson County, Kansas. Citizens is located in Seneca, Kansas, the county seat of Nemaha County. The Company owns 100% of Provident, the parent company of Provident Bank, a federal savings bank located in St. Joseph, Missouri, the county seat of Buchanan County. The Banks had total assets as of September 30, 1996 of $285.8 million. The Banks are community banks providing a full range of commercial and consumer banking services to small and medium-sized communities and the surrounding market areas. Additionally, Provident Bank engages in mortgage banking operations. The mortgage banking division of Provident Bank operates from the main Provident Bank location in St. Joseph, Missouri. At September 30, 1996, the Banks ranged in size from $56 million to approximately $148 million in total assets.

HISTORY

  In December 1978, Michael W. Gullion made his ownership entry into the banking business by purchasing Oketo State Bank. Oketo State Bank had assets at the time of $2.9 million, and was located in the small 125 person community of Oketo, Kansas, just south of Mr. Gullion's home town of Beatrice, Nebraska. Shortly after acquiring Oketo State Bank, Mr. Gullion formed Oketo Bancshares, Inc. to hold the stock of that bank.

  In April 1981, Mr. Gullion used the equity created by the successful operation of Oketo State Bank, as well as financing provided by additional shareholders, to purchase Comanche Bancshares, Inc., parent company of Peoples, an $11 million bank in the southwest Kansas county seat town of Coldwater.

  In June 1984, Oketo State Bank converted to a national bank charter and relocated its main office to Marysville, Kansas, a county seat town in north central Kansas approximately eight miles from Oketo. The relocated bank, which had total assets of $5 million, was renamed Blue Valley National Bank.

  In September 1985, the Gullion-led investor group purchased 24.9% of Seneca Bancshares, Inc., a Missouri bank holding company that owned all of the outstanding stock of Citizens. The same investor group acquired controlling ownership in Seneca Bancshares, Inc., and renamed it Gold Bancshares, Inc. (now Gold Banc Corporation, Inc.) and moved its charter to Kansas.

  In September 1989, Oketo Bancshares and Comanche Bancshares were merged into the Company, creating a multi-bank holding company headquartered in Marysville, Kansas. At that time, the Company owned all of the outstanding stock of Blue Valley National Bank, Peoples and Citizens. The new corporate structure allowed the commingling of dividends generated by the subsidiary banks and created an entity to be used as an acquisition vehicle.

  In November 1991, the Company purchased Exchange Bank of Schmidt and Koester in Marysville, Kansas, merged it with Blue Valley National Bank, creating a $73 million bank in Marysville with two locations, and renamed the combined entity Exchange National Bank. In April 1992, Exchange Bank acquired a branch of Home Federal Savings Association of Kansas City, a failed savings and loan association in Shawnee, Kansas through a government-assisted auction. The Shawnee acquisition allowed Exchange Bank to diversify its predominantly agriculturally based loan portfolio and to target owner-operated businesses as its customers. The offices of the Company were then moved to Leawood, Kansas.

  In March 1994, the Company purchased Provident, the holding company for Provident Bank, a thrift with $53 million in deposits. The acquisition of Provident gave the Company access to an institution with experience in selling loans on the secondary market and that had established itself in a position of dominance in the real estate loan market of a county seat town. As part of the financing of the Provident acquisition, the Company sold Peoples.

  In the fall of 1995, Exchange Bank opened a temporary branch in Leawood, Kansas on the site where the new corporate headquarters of the Company and the headquarters for Exchange Bank opened in September 1996. Leawood is a rapidly developing suburb of Kansas City with a significant number of owner-operated businesses.

COMMUNITY BANKING STRATEGY

  The Company serves the needs and caters to the economic strengths of the local communities in which the Banks are located. Through the Banks and their employees, the Company strives to provide a high level of personal and professional customer service. Employee participation in community affairs is encouraged in order to build long-term banking relationships with established businesses and individual customers in these market areas.

  The Company believes its Marysville and Seneca locations, together with the surrounding counties that comprise their market areas, provide a stable base of relatively low-cost deposits compared to larger metropolitan markets with larger competitors. Although Provident Bank is located in a city of over 70,000 residents, it is the Company's experience that the demographics of St. Joseph, Missouri, as a county seat, are generally comparable to those of Seneca and Marysville, Kansas. The Company believes that, through good management, community banks such as Exchange Bank and Citizens can maximize earnings by attracting relatively low cost core deposits and investing those funds in loans and other high yielding investments, while maintaining risk at an acceptable level.

  Recently the Company has applied its community banking strategy to two affluent communities in the rapidly developing Johnson County suburbs southwest of Kansas City. The Company believes the recent wave of regional bank acquisitions of local banks in those suburban communities, and the subsequent conversion of some of those acquired banks to branch locations, has alienated the customers of those locations. This has created an opportunity for the Company to attract and retain as loan customers those owner-operated businesses that require flexibility and responsiveness in lending decisions and desire a more personal banking relationship. The success of this strategy is reflected in the Company's growth and ability to attract significant levels of non-interest-bearing deposits in the suburban communities of Leawood and Shawnee, Kansas. The expansion into suburban Johnson County communities also has allowed Exchange Bank and Citizens to diversify their predominantly agriculturally related loan portfolio into commercial and residential real estate loans. In addition, the Company has taken advantage of the relatively stable deposit base and low cost of funds in Marysville and Seneca, Kansas, where there is a relatively low commercial loan demand, and has deployed those funds in the suburban communities of Leawood and Shawnee, Kansas, where commercial loan demand is greater.

MARKET AREAS

  The Banks owned by the Company are located in northeastern Kansas and northwestern Missouri, as shown in the map on the inside front cover of this Prospectus. The Banks and the communities they serve are described below:

  Marysville, Kansas. Exchange Bank's main office and a branch are located in the city of Marysville, Kansas and serve the approximately 3,300 residents of that community and the approximately 11,700 residents of Marshall County. Marshall County has a civilian work force of approximately 6,200 persons that is fairly evenly divided between manufacturing, services, government, retail and agricultural sectors.

  Shawnee, Kansas. Exchange Bank has a branch location in Shawnee, Kansas, a western suburb of Kansas City that has a population of 45,000 persons and is growing at a rate of 4.5 people per day. The service sector makes up the largest part of the employment base of Shawnee, followed by manufacturing, government and wholesale and retail sales. Shawnee is located in Johnson County, Kansas. According to the city of Shawnee, in the ten years ended 1993, Johnson County's population grew 32%, averaged a net total of 427 new business establishments every year, accounted for 69% of the net increase in new businesses in the state of Kansas and had an average annual growth rate of private sector employment of 5.8%, more than twice the national growth rate. Of counties in the United States having populations above 250,000, Johnson County ranks first in the percentage of adults with at least a high school education. The state of Kansas projects that Johnson County's population will grow by more than 10,000 people per year over the next decade.

  Leawood, Kansas. Exchange Bank has a branch location in Leawood, Kansas, another Johnson County suburb of Kansas City, that has a population of approximately 25,000 and for the ten year period ended 1993 experienced a population growth rate of approximately 47%. In 1994, 265 single family building permits were issued in Leawood and total building construction costs were nearly $84 million. In 1995, the Leawood Information Services estimated the average home value to be $213,000. The average household income in Leawood in 1996 is estimated by the Leawood Planning and Development Commission to be approximately $97,000. Approximately 50% of the city's economic base is the service sector, approximately 21% is retail and approximately 16% is financial services, insurance and real estate service.

  St. Joseph, Missouri. Provident Bank is located in St. Joseph, Missouri, approximately 45 miles north of Kansas City, Missouri. St. Joseph has a population of approximately 75,000 residents and a fully accredited and state funded four-year college as well as other vocational institutions. The economic base of St. Joseph includes manufacturing, agribusiness, research and development, health care and small business.

  Seneca, Kansas. Citizens is located in Seneca, Kansas and serves the approximately 2,200 residents of that community and the approximately 11,000 residents of Nemaha County. The economic base of Nemaha County is primarily agricultural, and Citizens relies on the agricultural community, schools and local governments for its customers. Agricultural production in Nemaha County consists of corn, milo, soybeans, wheat, dairy cattle and hog production. In addition, the county has some oil production and local manufacturing operations.

THE BANKS

  Exchange Bank. Exchange Bank has four locations and is chartered in Marysville, Kansas. The two Marysville locations ("Exchange Bank--Marysville") as of September 30, 1996, ranked second in terms of deposits among the eight other banks and two other lending institutions in Marshall County, Kansas. Exchange Bank--Marysville offers a wide variety of services and financial products including checking and deposit accounts, certificates of deposit, IRAs and cash management, a variety of consumer and small commercial loans, trust and investment management services, insurance products and other miscellaneous services. Exchange Bank--Marysville's loan mix consists of approximately 28% agricultural loans, 35% commercial and industrial loans, 27% residential real estate loans and 10% consumer and other loans. As of September 30, 1996, Exchange Bank--Marysville had assets of approximately $74 million. The Marysville facilities employ 33 full and part-time persons. Nearly three-quarters of Exchange Bank--Marysville's funds are obtained from Marshall County depositors, and over 90% of its loan commitments are within Marshall County. Exchange Bank--Marysville traces its roots to Oketo State Bank, organized in the town of Oketo, Kansas in Marshall County in 1889, and also to Exchange Bank of Schmidt and Koester, established in Marysville in 1870 and one of the oldest banks in the state of Kansas.

  Exchange Bank's Shawnee, Kansas location ("Exchange Bank--Shawnee") as of September 30, 1996, ranked sixth in terms of deposits among the twelve financial institution locations in the city. Exchange Bank--Shawnee provides the same products and services offered by Exchange Bank--Marysville. The branch's loan mix consists of a broad range of commercial, consumer, residential real estate, construction, residential development and small business administration loans. Exchange Bank--Shawnee had total assets of $46 million as of September 30, 1996. It has 18 full and part-time employees and derives its funds from deposits generated within the community and from Exchange Bank--Marysville through inter-branch transactions. The branch was opened in April 1992.

  Exchange Bank's Leawood, Kansas location ("Exchange Bank--Leawood") competes with two other bank branches in Leawood and numerous other branches and several banks in communities adjoining Leawood. Exchange Bank--Leawood offers the same products and services offered by Exchange Bank--Marysville. Eighty-five percent of the branch's loan portfolio consists of small commercial business loans and approximately 13% of its loan business is residential real estate loans. The branch had total assets of approximately $27 million as of September 30, 1996 and employs 11 full and part-time employees. Funds are derived primarily from the local customer base and from Exchange Bank-- Marysville through inter-branch transactions. The branch was opened in October of 1995.

  Provident Bank. Provident Bank competes with ten banks, four savings and loans and eleven credit unions in the city of St. Joseph, Missouri and for the year ended September 30, 1996 was the leading home lender, based on mortgage volume, for home purchases in St. Joseph. Approximately 51% of the bank's loan portfolio consists of residential home loans, 35% commercial real estate loans, 6% industrial loans, 4% loans held for sale and 4% consumer and other loans. As of September 30, 1996, Provident Bank had assets of approximately $80 million. Provident Bank offers a wide variety of financial products and services including checking, savings and money market accounts, certificates of deposit and IRAs and a variety of consumer and small business loans. The bank employs 45 persons on a full and part-time basis and relies primarily on the deposits of the St. Joseph area for its funds. Provident Bank was incorporated in 1889 and has been serving the St. Joseph community for 107 years.

  Citizens. As of September 30, 1996, Citizens was the largest in terms of deposits among the ten bank locations serving the approximately 11,000 residents of Nemaha County, Kansas. Approximately 28% of the loans generated by the Bank are related to the agricultural sector, including farm real estate, agricultural production and agricultural industrial. Approximately 30% of its loans are residential home loans and the remainder are commercial, consumer and other loans. As of September 30, 1996, the Bank had assets of approximately $56 million. Citizens offers a wide variety of services and financial products, including checking and deposit accounts, certificates of deposit, IRAs and cash management, a variety of consumer and small commercial loans, trust and investment management services, insurance products and other miscellaneous services. The Bank has 20 full and part-time employees and relies primarily on consumer, commercial and local government deposits for funds. Citizens has served the Nemaha County community for 101 years.

  The Company owns, directly or indirectly, 100% of the outstanding common stock of each of its subsidiaries. In order to improve operating efficiency, the Company intends to eliminate, through a series of internal mergers, the subsidiaries acquired in the Provident acquisition other than Provident Bank. The mergers are subject to regulatory approval, which the Company anticipates will be granted prior to December 31, 1996.

OPERATING STRATEGY

  The Company's operating strategy is to provide in each market in which it operates a full range of financial products and services to small and medium-sized businesses and to consumers. The Company emphasizes personal relationships with customers, involvement in local community activities and responsive lending decisions. The Company strives to maintain responsive community banking offices with local decision makers, allowing senior management at each banking location, within certain limitations, to make its own credit and pricing decisions and retaining at each Bank a local identity and board of directors. The Company's goals include long-term customer relationships, a high quality of service and responsiveness to specific customer needs. The principal elements of the Company's operating strategy are:

  Maintain Market Position in Existing Market Areas. As described above, each Bank dominates an aspect of the market in which it competes. The Company has invested in facilities and personnel and has emphasized customer service in order to maintain and enhance its market position in these areas.

  Emphasize Personalized Customer Service and Community Involvement. The Company believes that, in most of its market areas, customer loyalty and service are the most important competitive factors. The Banks have experienced low turnover in their management and lending staffs, enabling them to provide continuity of service by the same staff members, leading to long-term customer relationships, high quality service and quick response to customer needs. The Banks' management and other employees participate actively in a wide variety of community activities and organizations in order to develop and maintain customer relationships. The Banks recruit the best available banking talent to deliver the quality of personal banking services required to meet customer expectations and to permit the Company to meet its goals for long-term profitable growth.

  Capitalize on Changing Market Conditions. The Company's management continually monitors economic developments in its market areas in order to tailor its operations to the evolving strengths and needs of the local communities. For example, Exchange Bank has opened branch locations in the high growth areas of Shawnee and Leawood, Kansas to fill the void of community banks created by the recent acquisition activity of regional banking institutions and to deploy excess low-cost funds derived from its rural northeastern Kansas market.

  Centralize and Streamline Operations to Achieve Economies. While each of the Banks presently operates autonomously, the Company, in order to minimize duplication of functions, is centralizing certain management and administrative functions, including data processing, human resources and regulatory administration, that can better and more efficiently be performed by the Company. Such centralization will help to reduce operating expenses and enable Bank personnel to focus on customer service and community involvement. The Company believes it has recently acquired the personnel necessary to make implementation of these operating efficiencies possible. The Company intends to centralize payroll, medical benefits and regulatory administration at the beginning of 1997, with centralization of data processing to follow in the second quarter of 1997.

  Because of the high costs associated with Provident Bank's mortgage banking division, the Company began to significantly streamline these operations in the third quarter of 1996. The Company believes substantial improvements can be made to both expenses and income of the division through implementation of the following plan: (i) replacement of labor with technology; (ii) a reduction in the number of loan underwriters that participate in mortgage banking operations; (iii) retaining the servicing rights for loans sold; (iv) undertaking its own loan underwriting; and (v) creating arrangements pursuant to which the Bank would finance developers and builders in the acquisition of property for, and the development and construction of, residential communities, and also would provide the residential real estate loans to the ultimate consumers in those communities. Provident Bank recently hired an Executive Vice President whose job function includes implementation of the foregoing plan. As part of the restructuring, the Company began in the third quarter of 1996 to streamline its Johnson County mortgage banking operations by reducing significantly the personnel in the Johnson County mortgage origination office and eliminating certain support positions in the Provident Bank office in St. Joseph.

GROWTH STRATEGY

  Acquisitions. Management of the Company believes that, following the Offering, the Company will be well positioned to acquire and profitably operate community banks because of its experience in operating community banks, its ability to provide centralized management assistance to those banks and its access to capital. Additionally, other than FHLB borrowings matched against specific loans, the Company will have no significant long-term indebtedness immediately after the Offering and does not anticipate paying dividends in the foreseeable future. Therefore, a substantial portion of future earnings can be retained to pursue this growth strategy. See "RISK FACTORS--Competition and Other Risks Associated with Expansion Strategy."

  Management of the Company believes there are owners of community banks who may be willing to sell their banks in the future for, among other reasons, stockholder liquidity, to diversify their own investment portfolios, lack of family successor operators and the difficulty of compliance with bank regulations. Management of the Company believes there are individual community bank owners in the targeted regions who will be interested in selling their banks to an organization that has a strong capital base and management that has demonstrated a commitment to maintaining local bank identity. The Company's goal is to acquire banks with strong existing management such that the Company's strategies can be implemented while retaining the individual identity of the banks through the continuation of the existing management, boards of directors and bank charters.

  The Company will generally target dominant, profitable community banks in county seat towns of 2,000 persons or more. Market factors to be considered by the Company will include the size and long-term viability of the community and market area served by the target bank, the dominance of the acquisition target in the market and the proximity of other banks owned by the Company. Generally, the bank target must be among the top three financial institutions in its market in terms of deposit share. Financial criteria will include historical performance, comparison to peers in terms of key operating performance and capital ratios, loan asset quality, operating procedures and deposit structure. Also of significant financial importance will be the investment required for, and opportunity costs of, the acquisition. Non-financial considerations in evaluating an acquisition prospect will include the quality of the target's management and the demand on Company resources to integrate the target institution.

  The Company has recently had introductory discussions with the principal owners of a number of community banks to determine their interest in selling their banks to the Company. However, the Company has decided not to pursue any preliminary expressions of interest until such time as acquisition funds become available, which is expected to occur following the completion of the Offering. None of these discussions have included any proposed transaction terms. The Company contemplates that, because of the large number of county seat towns and banks and its familiarity with the market place, its acquisition focus will be in the Midwest and primarily in the States of Kansas and Missouri. Kansas is perceived by management to be the Company's best market for bank acquisitions because only recently have state banking laws permitted the large regional banking institutions based in Missouri to conduct branching activities in the State of Kansas.

  Internal Growth. The recent wave of regional bank acquisitions of community banks in the Midwest has created what management of the Company perceives to be a void in the community banking market. It is management's belief that it has been the practice of regional banking institutions to convert the banks they acquire into branches of the acquiring institution. Management of the Company believes this practice detracts from the delivery of quality personalized services to the existing customer base of those branches. The Company entered the Kansas City suburban community market by acquiring the deposits of a failed thrift in Shawnee, Kansas in 1992. The Company's implementation of its community banking strategy through the operation of a branch location on the property in Shawnee was well received, as indicated by the rapid growth (37.5% over 3 years) and significant percentage of non-interest-bearing deposits. Exchange Bank has acquired a tract of land for the development of another branch location in a rapidly developing part of Shawnee, Kansas that presently has few other lending institutions in the immediate area. In October 1995, Exchange Bank further expanded its presence in the suburban Johnson County communities of Kansas City by opening a branch location in Leawood, Kansas, another rapidly growing residential and small business community. Management of the Company believes its branching activities are distinguished from those of regional banking institutions by the high degree of autonomy given each branch location.

  The Company's expansion activity also has allowed Exchange Bank to diversify its loan portfolio, which was previously dominated by loans related to the agricultural industry. Further, the loan demand in these suburban Johnson County communities, due to heavy residential and small business development, is greater than that experienced in the market areas served by Citizens and Exchange Bank--Marysville. The difference in the deposit characteristics, which are more stable in Seneca and Marysville, and borrowing characteristics between the communities has allowed the Company to deploy excess low-cost deposit funds derived from Citizens and Exchange Bank--Marysville into loans in the growing Kansas City metropolitan communities of Shawnee and Leawood, Kansas.

  The Company expects it will continue to expand in the suburban Johnson County communities west of Kansas City through growth in the assets and loan portfolios of existing branches and to a limited extent through additional branching activities.

LENDING ACTIVITIES

  General. The Company strives to provide in each market area it serves a full range of financial products and services to small and medium-sized businesses and to consumers. The Company targets owner-operated businesses and emphasizes the use of Small Business Administration and Farmers Home Administration lending. The Banks participate in credits originated within the organization but generally do not participate in loans from nonaffiliated lenders. Each Bank has an established loan committee which has authority to approve credits, within established guidelines, of up to $200,000. Concentrations in excess of $200,000 must be approved by an executive loan committee comprised of the Chief Executive Officer and the Vice President of the Company and the local Bank's president and senior lending officer. When lending to an entity, the Company generally obtains a guaranty from the principals of the entity. The loan mix within the individual Banks is subject to the discretion of the Bank board of directors and the demands of the local marketplace.

  Residential loans are priced consistently with the secondary market, and commercial and consumer loans generally are issued at or above the prime rate. The Company has no potential negative amortization loans. The following is a brief description of each major category of the Company's lending activity.

  Real Estate Lending. Commercial, residential and agricultural real estate loans represent the largest class of loans of the Company. As of September 30, 1996, real estate loans totaled $124.2 million or 64.20% of all loans. One to four family residential loans make up approximately 45.52% of real estate loans, followed by commercial 24.52%, construction 21.82%, agricultural 6.39%, and loans held for sale 1.75%. Generally, residential loans are written on a variable rate basis with terms of five years or less and amortized over either 15 or 30 years. The Company retains in its portfolio some adjustable rate mortgages having an adjustment period of five years or less. Agricultural and commercial real estate loans are amortized over 15 or 20 years. The Company also generates long-term fixed rate residential real estate loans which it sells in the secondary market. The Company takes a security interest in the real estate. Commercial real estate, construction and agricultural real estate loans are generally limited, by policy, to 80% of the appraised value of the property. Commercial real estate and agricultural real estate loans also are supported by analysis demonstrating the borrower's ability to repay. Residential loans that exceed 80% of the appraised value of the real estate generally are required, by policy, to be supported by private mortgage insurance, although on occasion the Company will retain non-conforming residential loans to known customers at premium pricing.

  Commercial Lending. Loans in this category principally include loans to service, retail, wholesale and light manufacturing businesses, including agricultural service businesses. Commercial loans are made based on the financial strength and repayment ability of the borrower, as well as the collateral securing the loans. As of September 30, 1996, commercial loans represented the second largest class of loans at $43.8 million, or 22.64% of total loans. The Company targets owner-operated businesses as its customers and makes lending decisions based upon a cash flow analysis of the borrower as well as the accounts receivable, inventory and equipment assets of the borrower. Accounts receivable loans and loans for inventory purchases are generally of a one-year renewable term and those for equipment generally have a term of seven years or less. The Company generally takes a blanket security interest in all assets of the borrower. Equipment loans are generally limited to 75% of the cost or appraised value of the equipment. Inventory loans are limited to 50% of the value of the inventory, and accounts receivable loans are limited to 75% of a pre-determined eligible base. Each of the Banks has been approved to make loans under the Small Business Administration program.

  Agricultural Lending. The Company provides short-term credit for operating loans and intermediate-term loans for farm product, livestock and machinery purchases and other agricultural improvements. Agricultural loans were $11.9 million as of September 30, 1996, or 6.13% of total loans. Farm product loans are generally a one-year term and machinery and equipment and breeding livestock loans generally have five to seven-year terms. Extension of credit is based upon the ability to repay, as well as the existence of federal guarantees and crop insurance coverage. Farmers Home Administration guarantees are pursued wherever possible. Exchange Bank and Citizens hold "Preferred Lender Status" from the Farmers Home Administration, a guarantee program similar to the Small Business Administration, that minimizes the credit exposure of the Banks through partial transfer of the credit risk to the federal government. Preferred Lender Status expedites the processing of loan applications. These loans are generally secured by a blanket lien on livestock, equipment, feed, hay, grain and growing crops. Equipment and breeding livestock loans are limited to 75% of appraised value.

  Consumer and Other Lending. Loans classified as consumer and other loans include automobile, credit card, boat, home improvement and home equity loans, the latter two secured principally through second mortgages. The Company generally takes a purchase money security interest in goods for which it provides the original financing. The terms of the loans range from one to five years, depending upon the use of the proceeds, and range from 75% to 90% of the value of the collateral. The majority of these loans are installment loans with fixed interest rates. As of September 30, 1996, consumer and other loans amounted to $13.6 million, or 7.04% of total loans. The Company implemented a credit card program in late 1994 and targeted the Banks' existing customer base as potential consumers. As of September 30, 1996, the Company had issued 1,796 cards having an aggregate outstanding balance of $1.2 million in credit card receivables. The Company has not marketed credit cards to persons other than existing customers.

LOAN SOLICITATION AND PROCESSING

  Loan originations are derived from a number of sources. Residential loan originations can be attributed to real estate broker referrals, mortgage loan brokers, direct solicitation by the Banks' loan officers, present savers and borrowers, builders, attorneys, walk-in customers and, in some instances, other lenders. Residential loan applications, whether originated through the Banks or through mortgage brokers, are underwritten and closed based on the same standards, which generally meet FNMA underwriting guidelines. Consumer and commercial real estate loan originations emanate from many of the same sources. The legal lending limit of each of the Banks was approximately $1.5 million, $1.1 million and $800,000 for Exchange Bank, Citizens and Provident Bank, respectively, as of September 30, 1996.

  The loan underwriting procedures followed by the Banks conform to regulatory specifications and are designed to assess both the borrower's ability to make principal and interest payments and the value of any assets or property serving as collateral for the loan. Generally, as part of the process, a loan officer meets with each applicant to obtain the appropriate employment and financial information as well as any other required loan information. The Bank then obtains reports with respect to the borrower's credit record, and orders and reviews an appraisal of any collateral for the loan (prepared for the Bank through an independent appraiser). The loan information supplied by the borrower is independently verified.

  Loan applicants are notified promptly of the decision of the Bank by telephone and a letter. If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral, and required insurance coverage. Prior to closing any long-term loan, the borrower must provide proof of fire and casualty insurance on the property serving as collateral, and such insurance must be maintained during the full term of the loan. Title insurance is required on loans collateralized by real property. Interest rates on committed loans are normally locked in at the time of application for a 30 to 45-day period.

MORTGAGE BANKING DIVISION OPERATIONS

  The mortgage banking division of Provident Bank is engaged in the business of originating and selling principally first-lien mortgages secured by single family residences. Loans originated through Provident Bank's mortgage banking division were $83.3 million and $12.1 million in 1995 and 1994, respectively. The mortgage banking division's principal sources of revenue consist of loan origination fees and gain (loss) on the sale of mortgage loans. Mortgage loans are originated primarily in St. Joseph, Missouri, Johnson County, Kansas and throughout the metropolitan Kansas City area. Loans usually are purchased by Provident Bank for investment pending resale into the secondary market. Loans usually are sold to investment banking firms and other investors as whole loans.

  Mortgage loans are originated primarily through loan originators and from referrals from real estate brokers, builders, developers and prior customers. The origination of a loan from the date of initial application to a loan closing normally takes three to eight weeks. It involves processing the borrower's loan application, evaluating the borrower's credit and other qualifications consistent with underwriting criteria established by private institutional investors and insuring or guaranteeing agencies, obtaining investor approvals, property appraisals, and title insurance, arranging for hazard insurance and handling various other matters customarily associated with the closing of a residential loan. For this service, the division typically collects an origination fee of one percent of the principal amount of the loan. Costs that are incurred in originating mortgage loans include: overhead, origination commissions paid to the originators, certain out-of-pocket costs and in some cases commitment fees where the loans are made subject to a purchase commitment from wholesale lenders, private investors or other intermediaries. In the third quarter of 1996, Provident Bank substantially altered the resources committed to its mortgage banking operations. See "--Operating Strategy."

INVESTMENT PORTFOLIO

  The Banks' investment portfolio is used to meet the Banks' liquidity needs while endeavoring to maximize investment income. Additionally, management augments the quality of the loan portfolio by maintaining a high quality investment portfolio oriented toward U.S. government and U.S. government agency securities. The portfolio is comprised of U.S. Treasury securities, U.S. government agency instruments and a modest amount of investment grade obligations of state and political subdivisions. In managing its interest rate exposure, the Company also invests in mortgage-backed securities and collateralized mortgage obligations. Federal funds sold and certificates of deposit are additional investments that are not classified as investment securities. Investment securities were $68.0 million, or 23.79% of total assets, at September 30, 1996.

DEPOSITS AND BORROWINGS

  Deposits are the major source of the Banks' funds for lending and other investment purposes. In addition to deposits, including local public fund deposits and demand deposits of commercial customers, the Banks derive funds from loan principal repayments, maturing investments, Federal Funds borrowings from commercial banks, borrowings from the Federal Reserve Bank of Kansas City and the FHLB and from repurchase agreements. Loan repayments and maturing investments are a relatively stable source of funds, while deposit inflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They also may be used on a longer term basis for funding specific loan transactions and for general business purposes.

  The Banks offer a variety of accounts for depositors designed to attract both short-term and long-term deposits. These accounts include certificates of deposit savings accounts, money market accounts, checking and individual retirement accounts. Deposit accounts generally earn interest at rates established by management based on competitive market factors and management's desire to increase or decrease certain types or maturities of deposits. The Company has not sought brokered deposits and does not intend to do so in the future.

COMPETITION

  The deregulation of the banking industry, the widespread enactment of state laws which permit multi-bank holding companies, and the availability of nationwide interstate banking has created a highly competitive environment for financial services providers, particularly for institutions in suburban areas, such as Exchange Bank's Shawnee and Leawood branches. These branches compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies and other financial intermediaries. Some of these competitors have substantially greater resources and lending limits, and may offer certain services that these branches do not currently provide. In addition, some of the non-bank competitors are not subject to the same extensive federal regulations that govern these branches.

  The Company believes its Marysville, Kansas and Seneca, Kansas locations are less subject to competition based on deposit and loan pricing in those markets than is the case in larger metropolitan markets with larger competitors. However, these locations compete with other financial institutions, including government lending agencies, for high quality loans in their market areas.

  Management believes the Banks have generally been able to compete successfully in their respective communities because of the Company's emphasis on local control and the autonomy of Bank management, allowing the Banks to meet what is perceived to be the preference of community residents and businesses to deal with "local" banks. While management believes the Banks will continue to compete successfully in their communities, there is no assurance future competition will not adversely affect the Banks' earnings.

EMPLOYEES

  The Company maintains a corporate staff of six persons. At September 30, 1996, the Banks had 121 employees. None of the employees of the Company or the Banks are covered by a collective bargaining agreement. The Company and the Banks believe their employee relations are good. See "MANAGEMENT--Employment Contracts with Officers."

PROPERTY

  The Company or the Banks own each of the banking facilities described below. The Company believes each of the facilities is in good condition, adequately covered by insurance and sufficient to meet the needs at that location for the foreseeable future. Each of the facilities described below has an automated teller machine.

  Exchange Bank has two banking locations in Marysville, Kansas. The property at 823 Broadway is a one-story 8,800 square foot building with four teller windows and was remodeled in 1995. The property at 1016 Broadway is a two-story 4,684 square foot building built in 1985 with three teller windows and a two-lane drive up.

  Exchange Bank's banking location at 13425 Shawnee Mission Parkway, Shawnee, Kansas, with 3,400 square feet, three teller windows and a four-lane drive up was remodeled in 1995. Exchange Bank's Leawood branch located at 11301 Nall Avenue opened in the third quarter of 1996 and features four teller windows, a four-lane drive up and encompass 25,000 square feet, sixty percent of which Exchange Bank intends to lease to third parties.

  Citizens has two banking locations in Seneca, Kansas. The property at 502 Main Street is a one-story 4,840 square foot building with three teller windows and seven offices and was remodeled in 1994. The property at Highway 36 and 6th Street is a one-story 3,388 square foot building with three teller windows and a two-lane drive up.

  Provident Bank has a banking location in a 29,500 square foot two-story building located at 4305 Frederick Boulevard, St. Joseph, Missouri that has four teller windows and a three-lane drive up. The building was remodeled in 1996 and the second floor is leased to third parties.

  Exchange Bank has also acquired vacant property located at the intersection of Shawnee Mission Parkway and Monticello Road in Shawnee, Kansas, upon which it expects to build a 3,000 square foot branch location with three teller windows and a two-lane drive up. The new Shawnee bank location is expected to be completed in the middle of 1997.

LITIGATION

  Neither the Company nor the Banks are a party to, nor is any of their property the subject of, any material pending or threatened legal proceedings.

                                  MANAGEMENT

DIRECTORS AND SENIOR OFFICERS

  The following table sets forth certain information with respect to the directors and senior officers of the Company and the Banks.

            NAME              AGE                     POSITION
            ----              ---                     --------
Michael W. Gullion...........  42 Chairman of the Board of Directors, President
                                  and Chief Executive Officer of the Company and
                                  Chairman of the Board of Directors and Chief
                                  Executive Officer of each of the Banks
Keith E. Bouchey.............  45 Director, Executive Vice President, Chief
                                  Financial Officer, Secretary and Treasurer of
                                  the Company
William Wallman..............  72 Director of the Company
D. Michael Browne............  43 Director of the Company
William F. Wright............  54 Director of the Company
Marc J. Degenhardt...........  35 President of Exchange Bank
Richard B. Erwin.............  50 President of Citizens
John R. Wray.................  53 President of Provident Bank
John C. Waters...............  51 Executive Vice President of Exchange Bank--
                                  Shawnee
Charles N. Van Zante.........  50 Executive Vice President of Exchange Bank--
                                  Leawood
John R. Price................  39 Vice President of the Company and Senior Vice
                                  President of Exchange Bank

  Each of the officers of the Company and the Banks serves at the pleasure of the board of directors of the Company or Banks, as the case may be, except that Mr. Gullion and Mr. Bouchey have three year employment agreements with the Company. See "MANAGEMENT--Employment Contracts with Officers." The Company has a classified board of directors pursuant to which directors are divided into three separate classes and elected for three-year terms. See "DESCRIPTION OF SECURITIES--Restrictions on Change in Control."

  MICHAEL W. GULLION has served as Chairman of the Board of Directors, President and Chief Executive Officer of the Company since inception of the Company. He is also Chairman of the Board of Directors and Chief Executive Officer of each of Exchange Bank, Citizens and Provident Bank, which positions he has held with each such Bank since October 1991, September 1985 and March 1994, respectively. His term of office as a director of the Company expires at the annual meeting of stockholders in 1999. Mr. Gullion is the son-in-law of Mr. Wallman.

  KEITH E. BOUCHEY was elected to the Board of Directors of the Company on May 30, 1996. He has served as the Executive Vice President, Chief Financial Officer, Secretary and Treasurer of the Company since joining the Company in November 1995. Prior to joining the Company, Mr. Bouchey had been a principal of GRA, Thompson, White & Company, P.C., a regional bank accounting and consulting firm since August 1977, where he served on the executive committee and as the managing director of the firm's regulatory services practice. Mr. Bouchey is also a director, officer and significant stockholder of Holyrood Bancshares, Inc., a closely held one-bank holding company located in Holyrood, Kansas. His term of office as a director of the Company expires at the annual meeting of stockholders in 1997.

  WILLIAM WALLMAN was elected to the Board of Directors of the Company in November 1989. For more than five years Mr. Wallman has been the President and owner of Wallman Chrysler-Plymouth, Inc., a car dealership located in Beatrice, Nebraska. His term of office as a director of the Company expires at the annual meeting of stockholders in 1999. Mr. Wallman is the father-in-law of Mr. Gullion.

  D. MICHAEL BROWNE has served as a director of the Company since November 1989. He has been the Chairman and Chief Executive Officer of Mike Browne International LTD, a direct marketing advertising agency, since 1987. His term of office as a director of the Company expires at the annual meeting of stockholders in 1998.

  WILLIAM F. WRIGHT was elected as a director of the Company on May 30, 1996. Previously he had served as an advisor to the Board of Directors. Mr. Wright has served as the Chairman of the Board and the Chief Executive Officer of Amcon Corporation, a wholesale distributor of beer and wine, since 1978. His term of office as a director of the Company expires at the annual meeting of stockholders in 1997.

  MARC J. DEGENHARDT has served as Executive Vice President of Exchange Bank since 1991. Mr. Degenhardt was appointed President of Exchange Bank in September 1996. He was Senior Vice President of Exchange Bank of Schmidt and Koester immediately prior to its participation in the merger which formed Exchange Bank in November 1991.

  RICHARD B. ERWIN joined Citizens in 1982 and has served as the President of that Bank since June 1988.

  JOHN R. WRAY has served as the President and Chief Financial Officer of Provident since April 1996. He served as Vice Chairman of Provident from October 1995 to March 1996. Prior to his affiliation with the Company, Mr. Wray was the President of St. Joseph Banking Center, First Bank of Missouri where he had served since December 1993 and the President and Chief Executive Officer of Bank of St. Joseph from October 1987 through December 1993.

  JOHN C. WATERS has served as the Executive Vice President of Exchange Bank-- Shawnee, since February 1995. Prior to that time he was Vice Chairman of the Board of Mark Twain Banks of Kansas from 1993 through February 1995. Mr. Waters was the President of First National Bank, Shawnee, Kansas from 1986 through 1993.

  CHARLES N. VAN ZANTE has served as the Executive Vice President of Exchange Bank--Leawood since June 1996. Prior to that time, Mr. Van Zante was involved in the commercial lending and administrative activities at the $1.4 billion Mercantile Bank organization in Kansas, and at the $600 million Mid-American Bank from 1989 until its acquisition by Mercantile Bank. Earlier, he served as President and Chief Executive Officer of the $115 million United Missouri Bank South for seven years.

  JOHN R. PRICE has served as a Vice President of the Company and Senior Vice President of Exchange Bank since November 1992. Prior to joining the Company, Mr. Price was employed by the Farmers Home Administration division of the United States Department of Agriculture where he served as the Kansas State Director since November 1989.

EXECUTIVE COMPENSATION

  The following table sets forth for the fiscal year ended December 31, 1995 the cash compensation paid or accrued by the Company and the Banks, as well as other compensation paid or accrued for that year, for services in all capacities to Michael W. Gullion, the Chairman, President and Chief Executive Officer of the Company. No executive officer of the Company other than Mr. Gullion earned salary and bonus in excess of $100,000 for the year ended December 31, 1995.

                                                                ALL OTHER
                                        SALARY     BONUS     COMPENSATION (1)
                                       --------   --------   ---------------
      Michael W. Gullion, Chairman     $156,000   $165,000       $9,587
       President and Chief Executive
       Officer

--------
(1) Includes contributions to the Company's Employee Stock Ownership Plan-- $4,687; personal use of Company-owned automobile--$1,374; and country club membership dues--$3,526.

  For the fiscal year ending December 31, 1996, the Company expects that Mr. Gullion will receive a salary of $186,000 and that Mr. Bouchey, the Chief Financial Officer, Secretary and Treasurer of the Company, will receive a salary of $156,000. As reported in the table above, Mr. Gullion received in 1996 a bonus of $165,000 for his services to the Company in 1995. No determination has been made as to the extent or timing of any bonus compensation for services rendered to the Company by Mr. Gullion or Mr. Bouchey in 1996.

EMPLOYMENT CONTRACTS WITH OFFICERS

  Mr. Gullion and Mr. Bouchey (the "Executives") have entered into employment agreements with the Company that will take effect upon the completion of the Offering (each an "Agreement"). The terms of the Agreements are three years (automatically renewed on the anniversary date of the Agreements unless either party gives notice of its intention not to renew) and provide that Mr. Gullion will be the Chairman, Chief Executive Officer and President and Mr. Bouchey will be the Chief Financial Officer, Secretary, Treasurer, and Executive Vice President of the Company. Throughout the employment period, each of the Executives will be nominated by the Board of Directors for directorships and the base compensation of the Executives and their opportunity to earn incentive compensation will be at least as great as in existence prior to the effectiveness of the Agreements. An Executive may be terminated for "cause" only (as defined in the Agreement). An Executive may terminate the Agreement for "good reason" which is defined as a material breach of the Agreement by the Company. The death or disability of an Executive automatically terminates the Agreement.

  If the Company terminates the Agreement for cause or the Executive terminates without good reason, neither the Company nor the Executive has any further obligations to the other. If the Company terminates an Executive without cause (as defined in the Agreement), an Executive terminates for good reason (as defined in the Agreement), or a Change in Control (as defined below) of the Company occurs, the Company is obligated to pay the Executive three times the present value of the Executive's long and short-term compensation in place immediately prior to the termination or Change in Control, provided that such benefits cannot exceed an amount that would be subject to federal excise taxes.

  A Change in Control of the Company will be deemed to occur upon (i) the hostile replacement of at least the majority of the Board of Directors, (ii) a person acquiring 25% or more of the shares or voting power of the stock of the Company, provided such person is not an existing director or Executive or relative of such a person or does not acquire such shares or voting rights pursuant to an agreement to which the Executive is a party, or as a result of the acquisition does not become the largest stockholder of the Company, (iii) a merger or sale of substantially all of the assets of the Company or (iv) the occurrence of any other event the Board of Directors determines to be a Change in Control.

EQUITY COMPENSATION PLAN

  The Company has adopted the Gold Banc Corporation, Inc. 1996 Equity Compensation Plan (the "Plan"). The Plan provides for the grant of stock options, stock appreciation rights, restricted stock awards, performance units and performance share awards. The Plan will be administered by a committee composed of two outside directors. The type, amount, terms or persons who are to be granted awards will be within the sole discretion of the Committee. There are 250,000 shares of Common Stock reserved for issuance under the Plan. The purpose of the Plan is to retain, motivate and attract employees, directors and consultants of the Company who provide significant services to the Company and the Banks, and to align the interests of the participants of the Plan with the interests of the Company's stockholders.

DIRECTOR COMPENSATION

  Non-employee and advisory directors of the Company receive $3,000 per year for serving on the Board of Directors, plus reimbursement for reasonable expenses.

INDEMNIFICATION AND LIMITATION OF LIABILITY

  The Amended and Restated Articles of Incorporation of the Company require it to indemnify its directors and officers against liabilities, fines, penalties, settlements, claims and reasonable expenses incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those capacities to the fullest extent permitted by the Kansas General Corporation Code (the "KGCC"). The KGCC permits a corporation to indemnify its present and former directors and officers if ordered to do so by a court or after a determination by its independent counsel, stockholders or a majority of its disinterested directors that the person to be indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                             CERTAIN TRANSACTIONS

  Certain of the officers, directors and principal stockholders of the Company and the Banks, and members of their immediate families and businesses in which these individuals hold controlling interests, are customers of the Banks and it is anticipated such parties will continue to be customers of the Banks in the future. Credit transactions with these parties are subject to review by each Bank's Board of Directors. All outstanding loans and extensions of credit by the Banks to these parties were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and, in the opinion of management, did not and do not involve more than the normal risk of collectibility or present other features unfavorable to the Banks. At December 31, 1995 and December 31, 1994, the aggregate balance of the Banks' loans and advances under existing lines of credit to these parties was approximately $4.0 million, or 2.41% and $4.4 million or 3.15% of the Banks' total loans, respectively.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth the beneficial ownership of the Company's Common Stock as of November 1, 1996, by each director, the named executive officers, by directors and executive officers as a group, and by each person known to the Company to own beneficially more than 5% of such Common Stock.

                                                          PERCENTAGE OF SHARES
                                                           BENEFICIALLY OWNED
                                                        ------------------------
 NAME AND ADDRESS OF BENEFICIAL     NUMBER OF SHARES      PRIOR TO    AFTER THE
              OWNER               BENEFICIALLY OWNED(1) THE OFFERING OFFERING(2)
 ------------------------------   --------------------- ------------ -----------
 Michael W. Gullion(3)..........        1,028,475          51.42%      22.29%
 11301 Nall Avenue, Box 7368
 Leawood, Kansas 66211
 Keith E. Bouchey(4)............           23,338           1.17%       0.58%
 11301 Nall Avenue
 Leawood, Kansas 66211
 William Wallman(5).............          214,901          10.75%       5.37%
 538 W. Mary
 Beatrice, Nebraska 68310
 Allen D. Petersen(5)...........          171,828           8.59%       4.30%
 1220 W. County Line Road
 Barrington Hills, Illinois
  60010

                                                          PERCENTAGE OF SHARES
                                                           BENEFICIALLY OWNED
                                                        ------------------------
 NAME AND ADDRESS OF BENEFICIAL     NUMBER OF SHARES      PRIOR TO    AFTER THE
             OWNER                BENEFICIALLY OWNED(1) THE OFFERING OFFERING(2)
 ------------------------------   --------------------- ------------ -----------
Betty J. Dam(6).................          262,974          13.15%       6.57%
1506 Calhoun
Marysville, Kansas 66508
D. Michael Browne...............           27,753           1.39%       0.69%
6450 Campbell Drive
Lincoln, Nebraska 68510
B. J. Dam Investment Company....          179,516           8.98%       4.49%
1506 Calhoun
Marysville, Kansas 66508
Mercantile Bank, Trustee of the
Gold Banc Corporation, Inc.
Employee Stock Ownership Plan
and Trust(5)....................          137,024           6.85%       3.43%
800 Jackson
P.O. Box 192
Topeka, Kansas 66601-0192
William F. Wright(5)............          171,826           8.59%       4.30%
1431 Stratford Court
Del Mar, California 92014
Directors and executive officers
 as a group (11 persons)........        1,305,837          65.23%      31.85%

--------
(1) Unless otherwise specified, each person has sole voting and investment power with respect to the shares indicated.
(2) Assumes the Underwriters' over-allotment option is not exercised.

(3) Includes: 558,555 shares for which Mr. Wallman, Mr. Petersen or Mr. Wright are the record owners and which are subject to the terms of an agreement granting Mr. Gullion voting control over such shares and 137,024 shares owned by the Gold Banc Corporation, Inc. Employee Stock Ownership Plan and Trust (the "Plan"), the voting of which Mr. Gullion controls. Following completion of the Offering, participants in the Plan will have pass through voting rights with respect to shares of Common Stock allocated to their individual accounts. The beneficial ownership information for Mr. Gullion set forth in the "After the Offering" column in the table above excludes the shares owned by the Plan.
(4) Held in the name of Holyrood Bancshares, Inc. Mr. Bouchey is a director, officer and stockholder of Holyrood Bancshares, Inc.
(5) Subject to the terms of an agreement granting Mr. Gullion voting control over such shares.
(6) Includes the 179,516 shares owned by B.J. Dam Investment Company over which Ms. Dam claims beneficial ownership and 38,350 shares held in the Betty J. Dam Trust #1.

  Mr. Gullion has entered into an agreement with Mr. Wallman pursuant to which Mr. Wallman has granted to Mr. Gullion an irrevocable proxy to vote all shares of Common Stock (other than any director qualifying shares) owned or subsequently acquired by Mr. Wallman. The agreement also grants to Mr.
Gullion: (i) a 180-day first right of refusal in the event Mr. Wallman receives a bona fide offer from a third party to purchase some or all of the shares of Common Stock held by Mr. Wallman or certain permitted transferees to whom Mr. Wallman may transfer shares; and (ii) in the event Mr. Wallman dies, a 180-day option to purchase some or all of the shares of Common Stock held by Mr. Wallman or certain permitted transferees to whom Mr. Wallman may transfer shares. This agreement terminates on the earlier to occur of: (i) the date Mr. Gullion ceases to be President, Chairman and/or Chief Executive Officer of the Company; or (ii) six months after Mr. Wallman's death.

  Mr. Gullion has also entered into an agreement with Mr. Wright and Mr. Petersen pursuant to which Mr. Wright and Mr. Petersen have granted to Mr. Gullion an irrevocable proxy to vote all shares of Common Stock owned or subsequently acquired by Mr. Wright or Mr. Petersen. Such proxy continues until the earlier of: (i) the death of Mr. Gullion; (ii) the date Mr. Gullion ceases to be President, Chairman and/or Chief Executive Officer of the Company; or (iii) termination of the agreement as described below. The agreement also grants to Mr. Gullion a 90 day first right of refusal in the event either Mr. Wright or Mr. Petersen receives a bona fide offer from a third party to purchase, or proposes to sell on the public market, some or all of the shares of Common Stock held by such individual or by certain permitted transferees to whom such individual may transfer shares. The agreement also grants to Mr. Wright and Mr. Petersen a 90 day first right of refusal in the event Mr. Gullion receives a bona fide offer from a third party to purchase, or proposes to sell on the public market, some or all of the shares of Common Stock held by Mr. Gullion or certain permitted transferees to whom Mr. Gullion may transfer shares. This agreement terminates in 2006.

  Each employee of the Company or the Banks who is over 21 years of age and who performs at least 1,000 hours of service annually is eligible to participate in the Gold Banc Corporation, Inc. Employee Stock Ownership Plan and Trust (the "Plan"). The Plan is qualified under Internal Revenue Code
Section 401(a) and is designed to invest primarily in Company securities in a manner consistent with the employee stock ownership plan requirements of Internal Revenue Code Section 4975(e)(7). The Company may make voluntary contributions under the Plan in cash or Common Stock. Contributions are allocated among Plan participants pro rata based on their compensation compared to that of the participants in the Plan as a whole, subject to certain limitations on allocations to highly compensated employees. Participants are fully vested in their accounts after six years of service. Under the Plan, investment decisions are made by the Trustee, Mercantile Bank of Topeka, and will continue to be made by the Trustee following the Offering. Shares of Common Stock held by the Plan generally have been voted in accordance with the instructions of the Plan Administrator, Michael W. Gullion. Following completion of the Offering, each Plan participant will have voting control with respect to the shares of Common Stock held by the Plan for his or her account. The Plan recently acquired 31,888 shares of Common Stock from another stockholder of the Company, at a price of $8.65 per share. The Plan borrowed funds to complete this purchase.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

  The Company has authorized 7,500,000 shares of Common Stock, $1.00 par value. The holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Upon dissolution of the Company, the holders of Common Stock are entitled to share pro rata in the Company's net assets after payment or provision for payment of all debts and liabilities of the Company, and after provisions for any class of preferred stock or other senior security which may be issued by the Company.

  The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and may not cumulate their votes for the election of directors. Thus, the holders of a majority of the shares of Common Stock have the power to elect all the directors. Subject to the voting rights of the holders of preferred stock, if any, the exclusive voting power for all purposes is vested in the holders of the Common Stock. Each share of Common Stock is entitled to participate on a pro rata basis in dividends and other distribution to holders of Common Stock. There are no redemption, sinking fund, conversion or preemptive rights with respect to shares of Common Stock. The transfer agent and the registrar for the Common Stock is American Stock Transfer & Trust Company. As of October 28, 1996, there were 2,000,000 shares of Common Stock issued and outstanding held by 64 stockholders of record. All shares of Common Stock currently outstanding are, and the shares offered hereby, when issued, will be, fully paid and nonassessable.

PREFERRED STOCK

  The Company has authorized 7,500,000 shares of preferred stock. There are no shares of preferred stock currently outstanding. The Company has the authority, exercisable by its Board of Directors and without stockholder approval, to issue, in one or more series, shares of preferred stock from time to time and in such series and with such preferences, limitations and relative rights as may be determined by the Board of Directors for such purposes and for such consideration as it may deem advisable. Accordingly, the Board of Directors, without stockholder approval, may authorize the issuance of one or more series of preferred stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the Common Stock.

  The creation and issuance of any series of preferred stock and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of the Company, then existing market conditions and other factors that, in the judgment of the Board of Directors might warrant the issuance of preferred stock. Preferred stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. The anti-takeover effects of the preferred stock may deny stockholders the receipt of a premium on their Common Stock and may also depress the market price of the Common Stock. As of the date of this Prospectus, the Company has no arrangements, undertakings or plans with respect to the issuance of preferred stock.

RESTRICTIONS ON CHANGES IN CONTROL

  Certain provisions of the KGCC, the Amended and Restated Articles of Incorporation and the Restated Bylaws of the Company could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise or the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  The Company will be subject to the provisions of Section 17-12,100 et. seq. of the KGCC (the "Business Combination Statute"). In general, the Business Combination Statute prohibits a publicly held Kansas corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset sale, stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the interested stockholder.

  The Company will also be subject to the provisions of Section 17-1286 et. seq. of the KGCC (the "Control Share Statute"). In general, the Control Share Statute provides that shares of a Kansas corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of a majority of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer or by officers or directors who are employees of the corporation. A control share acquisition means, subject to certain exceptions, the acquisition of beneficial ownership of voting shares of stock which, if aggregated with all other shares of stock which then have voting rights and are beneficially owned by such a person, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (a) 20% or more but less than 33 1/3%; (b) 33 1/3% or more but less than a majority; or (c) a majority of all voting power. The acquisition of shares of stock in addition to shares an acquiring person is entitled to vote as a result of having previously obtained stockholder approval does not constitute a control share acquisition unless, as a result of such acquisition, the voting power of the shares beneficially owned by the acquirer would exceed the range in respect of which voting rights had previously been granted. A number of other acquisitions of shares are not deemed to constitute control share acquisitions, including good faith gifts, transfers pursuant to wills, purchases pursuant to an issuance by the corporation and certain mergers involving the corporation.

  If voting rights are not approved at a meeting of stockholders or if the acquiring person does not deliver an acquiring person statement as permitted by statute, then, subject to certain conditions and limitations, the corporation may redeem at market value any and all of the shares acquired in the control share acquisition. If voting rights for such shares are restored at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, stockholders who properly objected to the control share acquisition may exercise appraisal rights and receive, in exchange for their stock, the fair value of such stock. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition.

  The Company's Amended and Restated Articles of Incorporation require that the Board of Directors consist of three classes with staggered three-year terms. The number of directors in each class must be as nearly equal as possible. Thus, only one class of directors will be elected at each annual meeting of stockholders of the Company, with the other classes continuing for the remainder of their respective three-year terms. The classification of the Board of Directors makes it more difficult for the Company's existing stockholders to replace quickly the majority of the Board of Directors as well as for another party to obtain control of the Company by replacing the majority of the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of the Company, these provisions also make it more difficult for existing stockholders or another party to effect quickly a change in management.

  The Company's Amended and Restated Articles of Incorporation provide stockholder action can be taken only at an annual or a special meeting of stockholders and cannot be taken by written consent. The Company's Restated Bylaws provide special meetings of stockholders can be called only by a majority of the Board of Directors, the Chief Executive Officer, or 55% or more of the stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders will be limited to the business for which the meeting was called. The Restated Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to business to be brought before an annual meeting of stockholders of the Company. Stockholders will not be permitted to fill vacancies on the Board of Directors caused by resignation or newly created directorships.

  The Company's Amended and Restated Articles of Incorporation and Restated Bylaws contain provisions requiring the affirmative vote of the holders of at least two-thirds of the voting stock of the Company to amend many of the foregoing provisions.

                          SUPERVISION AND REGULATION

GENERAL

  The Company and the Banks are subject to state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of operations. These laws and regulations are generally intended for the protection of depositors, not stockholders. The following is a brief summary of certain statutes, rules and regulations affecting the Company and the Banks. To the extent the following summary describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions.

THE COMPANY

  The Company is a bank holding company within the meaning of the BHCA and the Savings & Loan Holding Company Act, as amended (the "SLHCA").

  The BHCA. Under the BHCA, the Company is subject to periodic examination by the Board of Governors of the Federal Reserve and is required to file periodic reports of its operations and such additional information as the Federal Reserve may require. The Company's and the Banks' activities are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries, or engaging in any other activity the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities the Federal Reserve has determined by regulation to be proper incidents to the business of banking include making or servicing loans and certain types of leases, engaging in certain insurance and discount brokerage activities, performing certain data processing services, acting in certain circumstances as a fiduciary or investment or financial advisor, owning savings associations, and making investments in certain corporations or projects designed primarily to promote community welfare.

  With certain limited exceptions, the BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring substantially all of the assets of any bank, (ii) acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares), or
(iii) merging or consolidating with another bank holding company.

  In addition, and subject to certain exceptions, the BHCA and the federal Change in Bank Control Act, together with regulations thereunder, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring "control" of a bank holding company, such as the Company. Control is conclusively presumed to exist if any individual or company acquires 25% or more of any class of voting securities of the bank holding company. With respect to corporations with securities registered under the Exchange Act, control will be rebuttably presumed to exist if a person acquires at least 10% of any class of voting securities of the corporation. Following completion of the Offering, the Company's Common Stock will be registered under the Exchange Act.

  In accordance with Federal Reserve policy, the Company is expected to act as a source of financial strength for and commit resources to support the Banks. Under the BHCA, the Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition. The Company currently does not have any subsidiaries other than the Banks.

  The SLHCA. Under the SLHCA, the Company is regulated by the OTS. Generally, there are no limitations on activities of a savings and loan holding company provided the Company holds only one savings association which is a Qualified Thrift Lender ("QTL"), as is the case with the Company. As a unitary savings and loan holding company, the Company is registered and files reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over the Company and its non-savings association subsidiaries, which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association. The OTS has broad investigative powers to determine whether provisions under the SLHCA are complied with by the Company. If the OTS discovers violations, it may seek an injunction to enjoin the acts which violate the laws or regulations or may order the Company or its subsidiaries to terminate activities or terminate control or ownership of a subsidiary if the OTS reasonably believes continuation of such activity, ownership or control by the savings and loan holding company poses a serious risk to financial safety, soundness or stability of the savings association held by the Company.

  Generally, a savings and loan holding company must get prior written approval from the director of the OTS to acquire control of a savings association, to acquire another savings association or savings and loan holding company by merger, consolidation or purchase of assets, or to acquire or retain more than 5% of the voting shares of a savings association or a savings and loan holding company which is not a subsidiary. The savings and loan holding company may not acquire control of an uninsured institution or retain control for more than one year from the date control was acquired, unless extended by the director of the OTS for a period not to exceed three years.

  If the Company were to acquire control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of the Company and any of its subsidiaries would become subject to such restrictions unless such other association qualified as a QTL and was acquired in a supervisory acquisition.

  If Provident Bank fails the QTL test, the Company must obtain the approval of the OTS prior to continuing after such failure, directly or through its other subsidiaries, any business activity other than those approved for multiple savings and loan holding companies or their subsidiaries.

THE BANKS

  Exchange Bank. Exchange Bank operates as a national banking association incorporated under the laws of the United States and is subject to examination by the Office of the Comptroller of the Currency (the "OCC"). Deposits in Exchange Bank are insured by the FDIC up to a maximum amount (generally $100,000 per depositor, subject to aggregation rules). The OCC and the FDIC regulate or monitor all areas of Exchange Bank's operations, including security devices and procedures, adequacy of capitalization and loss reserves, loans, investments, borrowings, deposits, mergers, issuances of securities, payment of dividends, interest rate risk management, establishment of branches, corporate reorganizations, maintenance of books and records, and adequacy of staff training to carry on safe lending and deposit gathering practices. The OCC requires Exchange Bank to maintain certain capital ratios and imposes limitations on its aggregate investment in real estate, bank premises, and furniture and fixtures. Exchange Bank is currently required by the OCC to prepare quarterly reports on its financial condition and to conduct an annual audit of its financial affairs in compliance with minimum standards and procedures prescribed by the OCC.

  Citizens. Citizens operates under a Kansas state bank charter and is subject to regulation by the Kansas Banking Department and the FDIC. The Kansas Banking Department and FDIC regulate or monitor all areas of Citizen's operations, including capital requirements, issuance of stock, declaration of dividends, interest rates, deposits, record keeping, establishment of branches, acquisitions, mergers, loans, investments, borrowing, security devices and procedures and employee responsibility and conduct. The Kansas Banking Department places limitations on activities of Citizens including the issuing of capital notes or debentures and the holding of real estate and personal property and requires Citizens to maintain a certain ratio of reserves against deposits. The Kansas Banking Department requires Citizens to file a report annually showing receipts and disbursements of the bank, in addition to any periodic report requested. Citizens is examined by the Kansas Banking Department at least once every 18 months and at any other time deemed necessary. The FDIC insures deposits held in Citizens up to a maximum amount, which is generally $100,000 per depositor.

  Provident. Provident is a savings and loan holding company within the meaning of the SLHCA and is subject to the same regulation under the SLHCA as is the Company.

  Provident Bank. Provident Bank operates as a federal savings bank and provides full savings bank services. As a savings institution, Provident Bank is subject to regulation by the OTS. The OTS regulates or monitors all areas of Provident Bank's operations, including capital requirements, loans, investments, establishment of branch offices, mergers, conversions, dissolutions, acquisitions, borrowing, management, record keeping, security devices and procedures and offerings of securities. The OTS requires Provident Bank to file annual current reports in compliance with OTS procedures, as well as periodic reports upon the request of the director of OTS.

Provident Bank must also prepare a statement of condition report showing the savings association's assets, liabilities and capital at the end of each fiscal year. The OTS may require an independent audit of financial statements by a qualified independent public accountant when needed for safety and soundness purposes. With some exceptions, an appraisal by a state certified or licensed appraiser is required for all real estate related financial transactions.

  All savings associations, including Provident Bank, are required to meet the QTL test to avoid certain restrictions on their operations. This test requires a savings association to have at least 65% of its portfolio assets (as defined by regulation) in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. Such assets primarily consist of residential housing related loans and investments.

  Any savings association that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to the BIF. If such an association has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings association and a national bank, and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB borrowings and is subject to national bank limits for payment of dividends. If such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in repayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies. See "The Company--BHCA."

  Provident Bank is a member of the SAIF, which is administered by the FDIC. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices, or is in an unsafe or unsound condition.

PAYMENT OF DIVIDENDS

  Exchange Bank is subject to the dividend restrictions set forth by the OCC. Under such restrictions, Exchange Bank may not, without prior approval of the OCC, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. Provident Bank, as a Tier 1 savings institution, is limited in its payment of dividends during a calendar year to the higher of 100% of the current year earnings during the calendar year plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year, or 75% of its current earnings over the most recent four-quarter period. Provident Bank is required to obtain OTS approval for dividends exceeding the preceding amount. There are no specific regulatory restrictions on the ability of Citizens to pay dividends. In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a FDIC-insured depository institution may not pay any dividend if payment would cause it to become undercapitalized or in the event it is undercapitalized.

  If, in the opinion of the applicable federal bank regulatory authority, a depository institution or holding company is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution or holding company, could include the payment of dividends), such authority may require, after notice and hearing (except in the case of an emergency proceeding where there is no notice or hearing), that such institution or holding company cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's or holding company's capital base to an inadequate level would be such an unsafe and unsound banking practice. Moreover, the Federal Reserve and the FDIC have issued policy statements providing that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings.

TRANSACTIONS WITH AFFILIATES AND INSIDERS

  The Banks are subject to Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates, including the Company. In addition, limits are placed on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Most of these loans and certain other transactions must be secured in prescribed amounts. The Banks are also subject to Section 23B of the Federal Reserve Act, which, among other things, prohibits an institution from engaging in transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies. The Banks are subject to restrictions on extensions of credit to executive officers, directors, certain principal stockholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

BRANCHING

  National bank branches are required by the National Bank Act to adhere to branch banking laws applicable to state banks in the states in which they are located. Under federal legislation, effective June 1, 1997, a bank may merge or consolidate across state lines, unless, prior to May 31, 1997, either of the states involved elects to prohibit such mergers or consolidations. Prior to the effective date of this legislation, a bank may merge or consolidate across state lines only if both of the states involved elect to "opt-in" early to the provisions of the legislation. States may also authorize banks from other states to engage in branching across state lines de novo and by acquisition of branches without acquiring a whole banking institution. Missouri has enacted legislation authorizing interstate branching within thirty miles of its state borders and placing a minimum age requirement of five years on acquired institutions. Missouri has not chosen to opt-in early to the provisions of the new federal law. The Kansas legislature recently failed to take action with regard to the above-referenced federal legislation. State law in Missouri permits branching anywhere in the state. Statewide branching is also allowed in Kansas.

COMMUNITY REINVESTMENT ACT

  The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve, the FDIC, the OCC and the OTS evaluate the record of such financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

OTHER REGULATIONS

  Interest and certain other charges collected or contracted for by the Banks are subject to state usury laws and certain federal laws concerning interest rates. The Banks' loan operations are also subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers, the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves, the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit, the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies, the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies, and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of the Bank also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

REGULATORY CAPITAL REQUIREMENTS

  Federal regulations establish minimum requirements for the capital adequacy of depository institutions. The regulators may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk. Banks with capital ratios below the required minimum are subject to certain administrative actions, including prompt corrective action, the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing.

  The federal risk-based capital guidelines for banks require a ratio of Tier 1, or core capital, to total risk-weighted assets of 4% and a ratio of total capital to total risk-weighted assets of 8%. The leveraged capital guidelines require that banks maintain Tier 1 capital of no less than 5% of total adjusted assets, except in the case of certain highly rated banks for which the minimum leverage ratio is 3% of total adjusted assets. OTS capital regulations require savings institutions to meet three capital standards: (1) tangible capital equal to 1.5% of total adjusted assets, (2) a leverage ratio (core capital to total adjusted assets) of at least 3% and (3) a risk-based capital requirement equal to at least 8% of total risk-weighted assets.

  Federal regulations applicable to financial institutions define five capital levels: well capitalized, adequately capitalized, undercapitalized, severely undercapitalized and critically undercapitalized. An institution is critically undercapitalized if it has a tangible equity to total assets ratio that is equal to or less than 2%. An institution is well capitalized if it has a total risk-based capital ratio (total capital to risk-weighted assets) of 10% or greater, has a Tier 1 risk-based capital ratio (Tier 1 capital to risk-weighted assets) of 6% or greater, has a leveraged ratio (Tier 1 capital to total adjusted assets) of 5% or greater, and is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. Under the regulations, each of the Banks is at least adequately capitalized at September 30, 1996.

  The FDICIA requires the federal banking regulators to take "prompt corrective action" with respect to capital-deficient institutions. In addition to requiring the submission of a capital restoration plan, FDICIA contains broad restrictions on certain activities of undercapitalized institutions involving asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

  As an institution's capital decreases, the powers of the federal regulators become greater. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The regulators have very limited discretion in dealing with a critically undercapitalized institution and are virtually required to appoint a receiver or conservator if the capital deficiency is not corrected promptly.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this Offering, there has been no established public trading market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price and impair the Company's ability to raise additional funds.

  Upon completion of this Offering the Company will have outstanding 4,000,000 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option). The shares sold in this Offering will be freely tradeable by persons other than "affiliates" of the Company, as that term is defined in the Securities Act. The 2,000,000 shares of Common Stock outstanding prior to this Offering may not be sold unless they are registered under the Act or are sold pursuant to Rule 144 under the Act or another exemption from registration. Certain holders of shares of Common Stock are subject to an agreement with the Underwriters prohibiting their transfer of Common Stock for 180 days after the date of this Prospectus, without the prior written consent of the Underwriters.

  Beginning 90 days after the date of this Prospectus, if a period of at least two years has elapsed from the date that shares of Common Stock were acquired from the Company or an affiliate of the Company, then, pursuant to Rule 144, the holder of such shares (including an affiliate of the Company), may sell within any three month period that number of shares which does not exceed the greater of 1% of the then outstanding shares of Common Stock (40,000 shares immediately following the Offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales pursuant to Rule 144 are subject to certain requirements relating to the manner of sale, notice and availability of current public information about the Company. If at least three years has elapsed from the date the shares of Common Stock were acquired from the Company, or an affiliate of the Company, and the proposed seller has not been an affiliate of the Company at any time during the three months immediately preceding the sale, such person is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. As of the date of this Prospectus, 616,436 shares of Common Stock are eligible for immediate resale to the public without restriction pursuant to Rule 144(k) following the expiration of any agreement with the Underwriters described above prohibiting transfer for 180 days after the date of this Prospectus.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement among the Company and the several Underwriters named below, each of the Underwriters has severally and not jointly agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective numbers of shares set forth opposite their names below:

                                                                       NUMBER OF
      UNDERWRITERS                                                      SHARES
      ------------                                                     ---------
      Advest, Inc.....................................................
      Principal Financial Securities, Inc.............................
                                                                       ---------
          Total Underwriters (   ).................................... 2,000,000
                                                                       =========

  The Underwriters are committed to purchase and pay for all such shares if any are purchased. The Underwriting Agreement provides the obligations of the several Underwriters are subject to approval of certain matters by their counsel and to various other conditions.

  The Company has been advised the Underwriters propose to offer the shares of Common Shares directly to the public at the offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price
less a concession of $     per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $      per share to certain
other dealers. After the initial public offering of the shares, the public offering price, concession and reallowance to dealers may be changed by the Underwriters. In addition, the Company has agreed to pay a supplemental financial advisory fee of $50,000 to one of the managing underwriters, Advest, Inc., payable upon consummation of the public offering.

  The Company has granted to the Underwriters an option exercisable during the thirty (30) day period beginning on the effective date of the Registration Statement, to purchase up to 300,000 additional shares of common stock, solely to cover over-allotments, if any, at the public offering price less the underwriting discount, as set forth on the cover page of this Prospectus. If the Underwriters exercise such option, the Underwriters have severally and not jointly agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the table above, bears to the 2,000,000 shares of common stock. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 2,000,000 shares are being sold.

  The persons listed in the prospectus under the caption "Security Ownership of Certain Beneficial Owners and Management" have agreed they will not publicly sell, contract to publicly sell, or otherwise publicly dispose of any shares of common stock for a period of 180 days from the date of this Prospectus, without the written consent of the Underwriters.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities including liabilities under the Securities Act, or to contribute payments that the Underwriters or the Company may be required to make in respect thereof.

  The foregoing is a summary of all material terms of the Underwriting Agreement and does not purport to be complete. Reference is made to a copy of the Underwriting Agreement which is on file as an exhibit to the Registration Statement.

  The Underwriters have informed the Company that the Underwriters may make sales to accounts over which they exercise discretionary authority.

  Prior to this Offering there has been no public market for the Common Stock of the Company. The offering price of the Common Stock and other terms of this Offering were determined by negotiations between the Company and the Underwriters. Among the factors considered in determining such price and terms, in addition to prevailing market conditions, included the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the prospects of the Company, an assessment of the Company's results of operations, its capital structure, and such other factors as were deemed relevant.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Blackwell Sanders Matheny Weary & Lombardi L.C., Kansas City, Missouri. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Husch & Eppenberger, Kansas City, Missouri.

                                    EXPERTS

  The Consolidated Financial Statements of the Company at December 31, 1995, and for the year then ended are included herein in reliance upon the report of KPMG Peat Marwick LLP ("KPMG"), independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

  The Consolidated Financial Statements of the Company at December 31, 1993 and 1994, and for the years then ended are included herein in reliance upon the report of GRA Thompson, White & Co., P.C. ("GRA Thompson"), independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

  In November 1995, the Company retained Keith E. Bouchey, a principal of GRA Thompson, to serve as its Executive Vice President, Chief Financial Officer, Secretary and Treasurer. At the time of his employment by the Company, GRA Thompson served as the Company's independent certified public accountants. In view of the Commission's rules dealing with the independence of accountants, the Board of Directors of the Company retained KPMG to serve as the Company's new independent certified public accountants on April 29, 1996. There were and are no disagreements with GRA Thompson on any matter of accounting principles or practice, financial statement disclosure, or auditing scope and procedure and GRA Thompson's report on any of the Company's financial statements have not contained an adverse opinion or disclaimer of opinion or been qualified as to uncertainty, audit scope or accounting principles. The Company has authorized, and GRA Thompson has agreed, to respond fully to the inquiries of KPMG concerning GRA Thompson's prior engagement by the Company. GRA Thompson will continue to provide consulting and advisory services to the Company.

                             AVAILABLE INFORMATION

  The Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus contains information concerning the Company but does not contain all of the information set forth in the Registration Statement which can be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports and other information concerning the Company may be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL INFORMATION

Independent Auditors' Report..............................................   F-2
Independent Auditors' Report..............................................   F-3
Consolidated Balance Sheets at December 31, 1995, 1994, and 1993..........   F-4
Consolidated Statements of Earnings for the years ended December 31, 1995,
 1994, and 1993...........................................................   F-5
Consolidated Statements of Stockholders Equity for the years ended
 December 31, 1995, 1994, and 1993........................................   F-6
Consolidated Statements of Cash Flows for the years ended December 31,
 1995, 1994, and 1993.....................................................   F-7
Notes to Consolidated Financial Statements................................   F-8
Consolidated Balance Sheet at September 30, 1996 (Unaudited)..............  F-20
Consolidated Statements of Earnings for the nine months ended September
 30, 1996 and 1995 (Unaudited)............................................  F-21
Consolidated Statements of Cash Flows for the nine months ended September
 30, 1996 and 1995 (Unaudited)............................................  F-22
Notes to Consolidated Financial Statements (Unaudited)....................  F-23

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Gold Banc Corporation, Inc.:

  We have audited the accompanying consolidated balance sheet of Gold Banc Corporation, Inc. and subsidiaries as of December 31, 1995 and the related consolidated statements of earnings, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Banc Corporation, Inc. and subsidiaries as of December 31, 1995 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Kansas City, Missouri
May 30, 1996 except for note 16,  which is as of September 6, 1996

                         INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Gold Bancshares, Inc.
Prairie Village, Kansas

  We have audited the accompanying consolidated balance sheets of Gold Bancshares, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Bancshares, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flow for the years then ended in conformity with generally accepted accounting principles.

                                          /s/ GRA, Thompson, White & Co., P.C.

February 17, 1995

                  GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                         ASSETS                            1995     1994     1993
                         ------                          --------  -------  -------
Cash and due from banks................................. $  8,281    6,539    5,645
Federal funds sold and interest-bearing deposits........   14,942      803    8,430
                                                         --------  -------  -------
      Total cash and cash equivalents...................   23,223    7,342   14,075
                                                         --------  -------  -------
Investment securities (note 2):
  Held-to-maturity securities...........................       25   26,811   16,404
  Available-for-sale securities.........................   65,295   39,214   40,081
  Other.................................................    2,055    1,782      674
                                                         --------  -------  -------
      Total investment securities.......................   67,375   67,807   57,159
                                                         --------  -------  -------
Mortgage loans held for sale, net.......................    6,665    1,786      --
Loans, net (note 3).....................................  154,805  134,455   90,687
Premises and equipment, net (note 4)....................    7,328    4,947    2,465
Securities sold pending settlement......................      --       --     9,569
Deferred tax benefits (note 9)..........................      872    1,062      --
Accrued interest and other assets.......................    3,689    3,775    2,997
                                                         --------  -------  -------
                                                         $263,957  221,174  176,952
                                                         ========  =======  =======
          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------
Liabilities:
  Deposits (note 5)..................................... $226,381  186,429  149,464
  Securities sold under agreements to repurchase (note
   6)...................................................   15,638    7,476   12,071
  Federal funds purchased, long-term debt and other
   borrowings (note 7)..................................    8,992   15,937    4,987
  Accrued interest and other liabilities................    1,624    1,368    1,562
                                                         --------  -------  -------
      Total liabilities.................................  252,635  211,210  168,084
                                                         --------  -------  -------
Stockholders' equity (notes 9, 13 and 16):
  Preferred stock, Class A $100 par value, 8%
   noncumulative dividends, 1,000 shares authorized, no
   shares issued........................................      --       --       --
  Preferred stock, Class B $1,000 par value, 1,000
   shares authorized, 65, 100 and 100 shares issued,
   respectively.........................................       65      100      100
  Common stock, $1 par value, 5,000,000 shares
   authorized at December 31, 1995; 2,000,000 and
   2,041,876 shares issued and outstanding at December
   31, 1995 and 1994, respectively; and 1,897,618 shares
   issued at December 31, 1993..........................    2,000    2,042    1,898
  Additional paid-in capital............................    1,015    1,405      597
  Retained earnings.....................................    8,353    7,649    6,225
  Unrealized gain (loss) on available-for-sale
   securities, net......................................     (111)  (1,197)     363
  Less:
    Cost of common stock securing ESOP debt.............      --       --       (10)
    Treasury stock, 35 shares of Class B preferred stock
     at December 31, 1994 and 1993 and 56,514 shares of
     common stock at December 31, 1993, at cost.........      --       (35)    (335)
                                                         --------  -------  -------
      Total stockholders' equity........................   11,322    9,964    8,868
Commitments and contingent liabilities (notes 9 and 14)
                                                         --------  -------  -------
                                                         $263,957  221,174  176,952
                                                         ========  =======  =======

          See accompanying notes to consolidated financial statements.

                  GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                  1995       1994       1993
                                                ---------  ---------  ---------
Interest income:
  Loans, including fees........................ $  14,486     10,725      6,562
  Investment securities........................     3,760      4,554      4,637
  Other........................................       185         70         82
                                                ---------  ---------  ---------
                                                   18,431     15,349     11,281
                                                ---------  ---------  ---------
Interest expense:
  Deposits.....................................     8,804      6,789      5,474
  Borrowings and other.........................     1,241        970        400
                                                ---------  ---------  ---------
                                                   10,045      7,759      5,874
                                                ---------  ---------  ---------
    Net interest income........................     8,386      7,590      5,407
Provision for loan losses (note 3).............     1,284        147        296
                                                ---------  ---------  ---------
    Net interest income after provision for
     loan losses...............................     7,102      7,443      5,111
                                                ---------  ---------  ---------
Other income:
  Service fees.................................       650        557        355
  Net gains on sale of mortgage loans..........     1,058        107        --
  Net securities gains (losses)................       (84)      (243)       729
  Gain on sale of subsidiary (note 12).........       --         619        --
  Other........................................       314        307        335
                                                ---------  ---------  ---------
                                                    1,938      1,347      1,419
                                                ---------  ---------  ---------
Other expense:
  Salaries and employee benefits...............     4,438      3,393      2,276
  Net occupancy expense........................     1,137      1,025        447
  Federal deposit insurance premiums...........       332        479        365
  Other........................................     2,094      1,722      1,393
                                                ---------  ---------  ---------
                                                    8,001      6,619      4,481
                                                ---------  ---------  ---------
    Earnings before income taxes...............     1,039      2,171      2,049
Income taxes (note 8)..........................       335        777        731
                                                ---------  ---------  ---------
    Net earnings............................... $     704      1,394      1,318
                                                =========  =========  =========
Earnings per share............................. $     .34        .69        .71
                                                =========  =========  =========
Weighted average common shares outstanding..... 2,063,415  2,012,894  1,860,106
                                                =========  =========  =========

          See accompanying notes to consolidated financial statements.

                  GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                                 UNREALIZED
                                                                 GAIN (LOSS)
                                            ADDITIONAL          ON SECURITIES
                          PREFERRED COMMON   PAID-IN   RETAINED  AVAILABLE-   ESOP  TREASURY
                            STOCK   STOCK    CAPITAL   EARNINGS FOR-SALE, NET DEBT   STOCK   TOTAL
                          --------- ------  ---------- -------- ------------- ----  -------- ------
Balance at December 31,
 1992...................    $109    1,898       597     4,937         --      (20)       (2)  7,519
 Purchase of 70 shares
  and retirement of 90
  shares of Class A
  preferred stock.......      (9)     --        --        --          --      --          2      (7)
 Purchase of 56,514
  shares of common
  stock.................     --       --        --        --          --      --       (300)   (300)
 Purchase of 35 shares
  of Class B preferred
  stock.................     --       --        --        --          --      --        (35)    (35)
 Payment on ESOP debt...     --       --        --        --          --       10       --       10
 Adoption of SFAS No.
  115...................     --       --        --        --          363     --        --      363
 Net earnings...........     --       --        --      1,318         --      --        --    1,318
                            ----    -----     -----     -----      ------     ---    ------  ------
Balance at December 31,
 1993...................     100    1,898       597     6,255         363     (10)     (335)  8,868
 Issuance of 144,258
  shares of common
  stock.................     --       144       753       --          --      --        --      897
 Sale of 56,514 shares
  of common stock.......     --       --         55       --          --      --        300     355
 Payment on ESOP debt...     --       --        --        --          --       10       --       10
 Change in unrealized
  loss of securities
  available-for-sale....     --       --        --        --       (1,560)    --        --   (1,560)
 Net earnings...........     --       --        --      1,394         --      --        --    1,394
                            ----    -----     -----     -----      ------     ---    ------  ------
Balance at December 31,
 1994...................     100    2,042     1,405     7,649      (1,197)    --        (35)  9,964
 Purchase of 117,756
  shares of common
  stock.................     --       --        --        --          --      --     (1,095) (1,095)
 Issuance of 53,346
  shares of common
  stock.................     --        53       347       --          --      --        --      400
 Sale of 23,339 shares
  of common stock.......     --       --        (25)      --          --      --        288     263
 Retirement of 35 shares
  of Class B preferred
  stock.................     (35)     --        --        --          --      --         35     --
 Retirement of 94,416
  shares of common
  stock.................     --       (95)     (712)      --          --      --        807     --
 Change in unrealized
  gain (loss) of
  securities available-
  for-sale..............     --       --        --        --        1,086     --        --    1,086
 Net earnings...........     --       --        --        704         --      --        --      704
                            ----    -----     -----     -----      ------     ---    ------  ------
Balance at December 31,
 1995...................    $ 65    2,000     1,015     8,353         (11)    --        --   11,322
                            ====    =====     =====     =====      ======     ===    ======  ======

          See accompanying notes to consolidated financial statements.

                  GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                       1995     1994     1993
                                                      -------  -------  -------
Cash flows from operating activities:
 Net earnings.......................................  $   704    1,394    1,318
 Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
   Gain on sale of subsidiary.......................      --      (619)     --
   Provision for loan losses........................    1,284      147      296
   Net (gains) losses on sales of available-for-sale
    securities......................................       84      243     (729)
   Amortization of investment securities' premiums,
    net of accretion................................       92      274      279
   Depreciation and amortization....................      512      344      285
   (Gain) loss on sale of assets, net...............      (22)      30      --
   Originations of mortgage loans held for sale, net
    of sales proceeds...............................   (4,879)  (1,786)     --
   Other changes:
     Accrued interest receivable and other assets...     (502)    (372)     110
     Accrued interest payable and other liabilities.      255   (1,140)      10
                                                      -------  -------  -------
      Net cash provided by (used in) operating
       activities...................................   (2,472)  (1,485)   1,569
                                                      -------  -------  -------
Cash flows from investing activities:
 Loans originated, net of principal collections.....  (21,728) (30,017) (22,887)
 Principal collections and proceeds from maturities
  of held-to-maturity securities....................      609    1,510   17,830
 Principal collections and proceeds from sales and
  maturities of available-for-sale securities.......   29,535   37,504   25,722
 Securities sold pending settlement.................      --     9,569   (9,569)
 Purchases of held-to-maturity securities...........      --   (11,211) (22,791)
 Purchases of available-for-sale securities.........  (28,152) (25,684)     --
 Net additions to premises and equipment............   (2,866)  (1,376)    (213)
 Acquisition of subsidiary, net of cash acquired....      --     1,935      --
 Sale of subsidiary, net of cash paid...............      --     1,417      --
 Proceeds from sale of other assets.................      269       62      --
                                                      -------  -------  -------
      Net cash used in investing activities.........  (22,333) (16,291) (11,908)
                                                      -------  -------  -------
Cash flows from financing activities:
 Increase in deposits...............................   39,951    5,126    4,269
 Net increase in short-term borrowings..............    1,312    2,630    5,146
 Proceeds from long-term debt.......................      500    5,100    1,100
 Principal payments on long-term debt...............     (595)  (3,065)    (250)
 Purchase of treasury stock.........................   (1,095)     --      (333)
 Proceeds from issuance of common stock.............      350      897      --
 Proceeds from sale of treasury stock...............      263      355      --
                                                      -------  -------  -------
      Net cash provided by financing activities.....   40,686   11,043    9,932
                                                      -------  -------  -------
      Increase (decrease) in cash and cash
       equivalents..................................   15,881   (6,733)    (407)
Cash and cash equivalents, beginning of year........    7,342   14,075   14,482
                                                      -------  -------  -------
Cash and cash equivalents, end of year..............  $23,223    7,342   14,075
                                                      =======  =======  =======
Supplemental disclosure of cash flow information:
 Cash paid during the year for interest.............  $ 9,740    7,855    5,952
                                                      =======  =======  =======
 Cash paid during the year for income taxes.........  $ 1,165    1,241      550
                                                      =======  =======  =======
Supplemental schedule of noncash investing
 activities:
 Loans transferred to other real estate owned.......  $    94       33      --
                                                      =======  =======  =======
 Transfer of held-to-maturity investment securities
  to available-for-sale.............................  $26,129      --       --
                                                      =======  =======  =======
 Transfer of available-for-sale investment
  securities to held-to-maturity....................  $   --     3,009      --
                                                      =======  =======  =======
 Designation of investment securities as available-
  for-sale at adoption of SFAS No. 115..............  $   --       --    40,081
                                                      =======  =======  =======
Supplemental schedule of noncash financing
 activities:
 Retirement of treasury stock.......................  $   842      --       --
                                                      =======  =======  =======
 Common stock subscribed............................  $    50      --       --
                                                      =======  =======  =======

          See accompanying notes to consolidated financial statements.

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1995, 1994 AND 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of Gold Banc Corporation, Inc. (formerly Gold Bancshares, Inc.) and its subsidiaries, Exchange National Bank, Marysville, Kansas, Citizens State Bank and Trust Company, Seneca, Kansas and Provident Bancshares, Inc., St. Joseph, Missouri, collectively referred to as the Company, all of which are wholly-owned subsidiaries. Provident owns 100% of Provident Bank, f.s.b., St. Joseph, Missouri. During 1994, the Company sold its interest in Peoples Bank, N.A., Coldwater, Kansas (Coldwater), and, accordingly, the accounts of Coldwater are not included in the consolidated balance sheet at December 31, 1995 or 1994. All significant intercompany transactions have been eliminated.

 Nature of Operations

  The Company is a multibank holding company that owns and operates the banks located in northeastern Kansas and northwestern Missouri. The banks are community banks that provide a full range of commercial and consumer banking services primarily to small and medium sized communities and the surrounding market areas and, most recently, to suburban Kansas City.

 Estimates

  The preparation of the consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Investment Securities

  The Company classifies its investment securities portfolio as held-to-maturity or available-for-sale. On December 31, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Pursuant to SFAS No. 115 implementation guidance issued in 1995 by the Financial Accounting Standards Board (FASB), the Company reclassified certain held-to-maturity securities with aggregate costs and fair values of approximately $26,129,000 and $25,979,000, respectively, to available-for-sale in December 1995.

  Premiums and discounts are amortized over the estimated lives of the securities using a method which approximates the interest method. Gains and losses on sales are calculated using the specific identification method.

 Mortgage Loans Held for Sale

  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Fees received on such loans are deferred and recognized in income as part of the gain or loss on sale. Net unrealized losses are recognized through a valuation allowance by charges to income.

 Loans

  Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

  Effective January 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of Loan-Income Recognition and Disclosure." SFAS No. 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. SFAS No. 118 amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan if those methods are more conservative than methods required by SFAS No. 114. The impact of these statements on the consolidated financial statements of the Company was immaterial.

  Interest income on loans is accrued and credited to operations based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Significant loan and commitment fee income and related costs are deferred and amortized in relationship to the respective loan or commitment.

 Allowance for Loan Losses

  Provisions for losses on loans receivable are based upon management's estimate of the amount required to maintain an adequate allowance for losses, relative to the risk in the loan portfolio. This estimate is based on reviews of the loan portfolio, including assessment of the estimated net realizable value of the related underlying collateral, and upon consideration of past loss experience, current economic conditions and such other factors which, in the opinion of management, deserve current recognition. Amounts are charged off as soon as probability of loss is established, taking into consideration such factors as the borrower's financial condition, underlying collateral and guarantees. Loans are also subject to periodic examination by regulatory agencies. Such agencies may require charge-offs or additions to the allowance based upon their judgments about information available at the time of their examination.

 Premises and Equipment

  Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line and accelerated methods based on the estimated useful lives of the related assets.

 Goodwill

  The excess cost over fair value of assets acquired of consolidated subsidiaries is being amortized on a straight-line basis over periods of ten to fifteen years.

 Income Taxes

  The Company and its subsidiaries file consolidated federal income tax returns. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities for subsequent changes in tax rates is recognized in the period that includes the tax rate change.

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

 Cash and Cash Equivalents

  For purposes of the consolidated statements of cash flows, cash equivalents include cash on hand, amounts due from banks, federal funds sold and interest-bearing deposits.

 Earnings Per Share

  Earnings per share is based upon the weighted average shares outstanding during the periods presented, including 14,048 shares issued in March 1996 upon conversion of the 65 shares of Class B preferred stock outstanding at December 31, 1995.

(2) INVESTMENT SECURITIES

  The amortized cost, gross unrealized gains and losses and estimated fair value of investment securities by major security type at December 31, 1995, 1994 and 1993 are as follows (in thousands):

                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                1995                    COST      GAINS      LOSSES     VALUE
                ----                  --------- ---------- ---------- ---------
Held-to-maturity:
  Obligations of states and political
   subdivisions...................... $     25     --           --         25
                                      ========     ===       ======    ======
Available-for-sale:
  U.S. treasury and agency
   securities........................ $ 34,918     129         (182)   34,865
  Obligations of states and political
   subdivisions......................    3,936      75           (3)    4,008
  Mortgage-backed securities.........   26,619       2         (199)   26,422
                                      --------     ---       ------    ------
    Total............................ $ 65,473     206         (384)   65,295
                                      ========     ===       ======    ======
                1994
                ----
Held-to-maturity:
  U.S. treasury and agency
   securities........................ $  7,693     --          (648)    7,045
  Obligations of states and political
   subdivisions......................    5,183      10         (210)    4,983
  Mortgage-backed securities.........   13,935     --        (1,270)   12,665
                                      --------     ---       ------    ------
    Total............................ $ 26,811      10       (2,128)   24,693
                                      ========     ===       ======    ======
Available-for-sale:
  U.S. treasury and agency
   securities........................ $ 35,763       1       (1,564)   34,200
  Mortgage-backed securities.........    5,367     --          (353)    5,014
                                      --------     ---       ------    ------
    Total............................ $ 41,130       1       (1,917)   39,214
                                      ========     ===       ======    ======
                1993
                ----
Held-to-maturity:
  U.S. treasury and agency
   securities........................ $  7,359      84          (25)    7,418
  Obligations of state and political
   subdivisions......................    5,481     229           (7)    5,703
  Mortgage-backed securities.........    3,564      88           (5)    3,647
                                      --------     ---       ------    ------
    Total............................ $ 16,404     401          (37)   16,768
                                      ========     ===       ======    ======
Available-for-sale:
  U.S. treasury and agency
   securities........................ $ 24,165     409          (10)   24,564
  Mortgage-backed securities.........   15,331     223          (37)   15,517
                                      --------     ---       ------    ------
    Total............................ $ 39,496     632          (47)   40,081
                                      ========     ===       ======    ======

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

  The amortized cost and estimated fair value of debt securities at December 31, 1995, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                               HELD-TO-MATURITY   AVAILABLE-FOR-SALE
                              ------------------- -------------------
                                        ESTIMATED           ESTIMATED
                              AMORTIZED   FAIR    AMORTIZED   FAIR
                                COST      VALUE     COST      VALUE
                              --------- --------- --------- ---------
Due in one year or less.....    $--        --      13,845    13,837
Due after one year through
 five years.................      25        25     24,909    24,938
Due after five years through
 ten years..................     --        --         100        98
Mortgage-backed securities..     --        --      26,619    26,422
                                ----       ---     ------    ------
    Total...................    $ 25        25     65,473    65,295
                                ====       ===     ======    ======

  Other securities at December 31, 1995, 1994 and 1993 consist primarily of stock in the Federal Reserve Bank and Federal Home Loan Bank. Amortized cost of such investments approximates their fair value. At December 31, 1995, investment securities with fair values of approximately $48,272,000 were pledged to secure public deposits and for other purposes.

(3) LOANS

  Loans are summarized as follows (in thousands):

                                                        1995     1994     1993
                                                      --------  -------  ------
      Real estate--mortgage.......................... $ 71,690   70,648  35,800
      Real estate--construction......................   24,398   12,943   7,750
      Commercial.....................................   38,715   31,078  24,602
      Agricultural...................................   11,029   12,800  17,296
      Consumer.......................................    8,387    6,903   5,175
      Other..........................................    3,301    2,130   1,237
                                                      --------  -------  ------
                                                       157,520  136,502  91,860
      Allowance for loan losses......................   (2,715)  (2,047) (1,173)
                                                      --------  -------  ------
                                                      $154,805  134,455  90,687
                                                      ========  =======  ======

  At December 31, 1995, the Company serviced loans of approximately $29,200,000 for the Federal National Mortgage Association and approximately $3,800,000 for the Federal Home Loan Mortgage Corporation. Service fee income of approximately $90,000 and $74,000, respectively, related to these portfolios is included in service fee income in the consolidated statements of earnings for the years ended December 31, 1995 and 1994. SFAS No. 122, "Accounting for Mortgage Servicing Rights," is effective January 1, 1996. SFAS No. 122 requires that the Company recognize as separate assets the rights to service mortgage loans originated by the Company. It is not expected that the adoption of this new accounting standard in the first quarter of 1996 will have a significant impact on the Company's consolidated financial statements.

  Loans made to directors and officers of the Company approximated $3,960,000, $4,362,000 and $4,565,000 at December 31, 1995, 1994 and 1993. Such loans were made in the ordinary course of business on normal credit terms, including interest rate and collateralization.

  Nonaccrual loans approximated $1,739,000, $169,000 and $421,000 at December 31, 1995, 1994 and 1993. The interest income not recognized on these loans was approximately $27,000, $18,000 and $11,000 in 1995, 1994 and 1993.

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

  Activity in the allowance for loan losses during the years ended December 31, 1995, 1994 and 1993 are as follows (in thousands):

                                                            1995   1994   1993
                                                           ------  -----  -----
Balance at beginning of year.............................. $2,047  1,173    945
  Allowance for loans relating to purchased subsidiary....    --     903    --
  Allowance for loans relating to sold subsidiary.........    --    (159)   --
  Provision for loan losses...............................  1,284    147    296
  Loan charge-offs........................................   (671)  (202)  (200)
  Loan recoveries.........................................     55    185    132
                                                           ------  -----  -----
Balance at end of year.................................... $2,715  2,047  1,173
                                                           ======  =====  =====

(4) PREMISES AND EQUIPMENT

  Premises and equipment are summarized as follows (in thousands):

                                                          1995    1994    1993
                                                         ------  ------  ------
      Land.............................................. $1,418     501     115
      Buildings and leasehold improvements..............  4,470   3,855   2,182
      Construction in progress..........................    509   1,123     --
      Furniture, fixtures and equipment.................  2,756   2,253   1,756
      Automobiles.......................................    198     180     160
                                                         ------  ------  ------
                                                          9,351   7,912   4,213
      Accumulated depreciation and amortization......... (2,023) (2,965) (1,748)
                                                         ------  ------  ------
                                                         $7,328   4,947   2,465
                                                         ======  ======  ======

(5) DEPOSITS

  Deposits are summarized as follows (in thousands):

                                                          1995    1994    1993
                                                        -------- ------- -------
      Demand:
        Noninterest bearing............................ $ 18,935  11,470  10,293
                                                        -------- ------- -------
        Interest-bearing:
          NOW..........................................    6,598   8,786   4,756
          Advantage....................................   10,119   9,307   9,474
          Super NOW....................................    9,963   7,884   9,900
          Money market.................................   17,287  18,270  18,654
                                                        -------- ------- -------
                                                          43,967  44,247  42,784
                                                        -------- ------- -------
            Total demand...............................   62,902  55,717  53,077
      Savings..........................................   11,166  12,293   7,791
      Time.............................................  152,313 118,419  88,596
                                                        -------- ------- -------
                                                        $226,381 186,429 149,464
                                                        ======== ======= =======

  Time deposits include certificates of deposit of $100,000 and over totaling approximately $25,074,000, $16,421,000 and $12,918,000 at December 31, 1995,
1994 and 1993, respectively.

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

(6) SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

  Information concerning securities sold under agreements to repurchase is as follows (in thousands):

                                                           1995     1994   1993
                                                          -------  ------ ------
Average monthly balance during the year.................. $ 5,937   5,856  3,825
Average interest rate during the year....................    5.39%   3.50   3.47
Maximum month-end balance during the year................ $15,638  12,835 12,071

(7) FEDERAL FUNDS PURCHASED, LONG-TERM DEBT AND OTHER BORROWINGS

  During 1995, the Company participated in the Federal Reserve Bank's 1995 Seasonal Lending Program and was authorized to borrow up to $4,000,000 at December 31, 1995. The interest rate is based on an average of the Federal funds rate and the secondary market rate for ninety-day certificates of deposit. There were no borrowings under this program at December 31, 1995.

  Long-term debt at December 31, 1995, 1994 and 1993 includes a note payable with balances of $7,000,000, $7,145,000 and $3,887,000, respectively. The note payable is due March 1, 1997 and bears interest at 6.0%. Interest is paid quarterly with principal due upon maturity, and the stock of the Company's subsidiaries have been pledged as collateral.

  Also included in long-term debt at December 31, 1995, 1994 and 1993 were long-term FHLB advances aggregating $1,992,000, $1,942,000 and $1,100,000, respectively. Such advances bear a weighted average fixed interest rate of 6.02%, 5.63% and 5.29% at December 31, 1995, 1994 and 1993, respectively. The principal repayment requirements on such advances at December 31, 1995 are as follows (in thousands):

             YEAR                               AMOUNT
             ----                               ------
             1996.............................. $  390
             1997..............................    323
             1998..............................    323
             1999..............................    253
             2000..............................    213
             Thereafter........................    490
                                                ------
                                                $1,992
                                                ======

  The Company has entered into blanket pledge agreements with the FHLB which securitize these advances. The agreements pledge qualifying one-to-four family mortgage loans.

  Federal funds purchased fluctuate daily based on the liquidity needs of the Company. As of December 31, 1994, Federal funds purchased of $2,100,000 had an interest rate of 6.2% and a one-day maturity.

  Other short-term borrowings consist of Federal Home Loan Bank (FHLB) advances of $4,750,000 at December 31, 1994. These advances were repaid in 1995.

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

(8) INCOME TAXES

  Income tax expense (benefit) related to operations for 1995, 1994 and 1993 is summarized as follows (in thousands):

                                                          CURRENT DEFERRED TOTAL
                                                          ------- -------- -----
      1995:
        Federal..........................................  $581     (450)   131
        State............................................   214      (10)   204
                                                           ----     ----    ---
                                                           $795     (460)   335
                                                           ====     ====    ===
      1994:
        Federal..........................................  $685     (108)   577
        State............................................   214      (14)   200
                                                           ----     ----    ---
                                                           $899     (122)   777
                                                           ====     ====    ===
      1993:
        Federal..........................................  $659     (108)   551
        State............................................   187       (7)   180
                                                           ----     ----    ---
                                                           $846     (115)   731
                                                           ====     ====    ===

  The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1995, 1994 and 1993 are presented below (in thousands):

                                                               1995  1994  1993
                                                              ------ ----- ----
Deferred tax assets:
  Allowance for loan losses.................................. $  758   311  255
  Unrealized losses on available-for-sale securities, net....     67   718  --
  Other......................................................    461   585  --
                                                              ------ ----- ----
    Total deferred tax assets................................  1,286 1,614  255
                                                              ------ ----- ----
Deferred tax liabilities:
  FHLB stock dividends.......................................    125   114  --
  Depreciable assets.........................................    206   352  117
  Unrealized gains on available-for-sale securities, net.....    --    --   222
  Other......................................................     83    86   95
                                                              ------ ----- ----
    Total deferred tax liabilities...........................    414   552  434
                                                              ------ ----- ----
    Net deferred tax asset (liability)....................... $  872 1,062 (179)
                                                              ====== ===== ====

  A valuation allowance for deferred tax assets is not necessary at December 31, 1995, 1994 and 1993.

  A reconciliation of expected income tax expense based on the statutory rate of 34% to actual tax expense for 1995, 1994 and 1993 is summarized as follows (dollars in thousands):

                                        1995           1994           1993
                                   -------------- -------------- --------------
                                   AMOUNT PERCENT AMOUNT PERCENT AMOUNT PERCENT
                                   ------ ------- ------ ------- ------ -------
Expected Federal income tax
 expense..........................  $353   34.0%   $737   34.0%   $696   34.0%
Municipal interest................   (76)  (7.3)    (82)  (3.8)    (86)  (4.2)
State taxes, net of Federal tax
 benefit..........................   135   13.0     132    6.1     119    5.8
Other, net........................   (77)  (7.4)    (10)   (.5)      2     .1
                                    ----   ----    ----   ----    ----   ----
                                    $335   32.3%   $777   35.8%   $731   35.7%
                                    ====   ====    ====   ====    ====   ====

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

(9) EMPLOYEE BENEFIT PLANS

  On January 1, 1986, the Company established the Gold Banc Corporation, Inc. Employee Stock Ownership Plan (ESOP) to acquire shares of the Company common stock for the benefit of all eligible employees. The amount of annual contributions from the Company, if any, is determined by the Board of Directors. Contributions were approximately $98,000, $45,000 and $40,000 for the years ended December 31, 1995, 1994 and 1993, respectively. The ESOP, which is noncontributory, covers substantially all employees of the corporation.

  In 1995, the Company established a 401(k) savings plan for the benefit of all eligible employees. The Company does not match employee contributions. The 401(k) plan covers substantially all employees of the corporation.

  The Company's Board of Directors and stockholders have approved the adoption of the 1996 Equity Compensation Plan (the Plan). Under the terms of the Plan, the Company can grant stock options, stock appreciation rights, restricted stock, performance units or performance shares. Options granted under the Plan will carry an exercise price equal to or greater than the fair market value at the date of grant, and generally expire ten years after grant. The Company has reserved 250,000 shares of common stock for issuance under the Plan, and has not yet made any awards under the Plan.

(10) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

  Financial instruments which represent off-balance sheet credit risk consist of open commitments to extend credit, irrevocable letters of credit and loans sold with recourse. Open commitments to extend credit and irrevocable letters of credit amounted to approximately $40,813,000 at December 31, 1995. Such agreements require the Company to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained (if deemed necessary by the Company upon extension of credit) is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

  The Company processes residential home mortgage loans for sale in the secondary market. In conjunction with the sale of such loans, the Company has entered into agreements with the purchasers of the loans, setting forth certain provisions. Among those provisions is the right of the purchaser to return the loans to the Company in the event the borrower defaults within a stated period. This period ranges among the various purchasers from between one to twelve months. Loans sold with recourse amounted to approximately $26,511,000 and $2,178,000 at December 31, 1995 and 1994, respectively. There were no loans sold with recourse outstanding at December 31, 1993. The Company's exposure to credit loss in the event of default by the borrower and the return of the loan by the purchaser is represented by the difference in the amount of the loan and the recovery value of the underlying collateral.

(11) DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following disclosures of the estimated fair value of financial instruments are made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company and its subsidiaries using available market information and valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company and its subsidiaries could realize in a current market exchange. The use of different

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES market assumptions and/or estimation methodologies may have a material impact on the estimated fair value amounts.

  The estimated fair value of the Company's financial instruments is as follows (in thousands):

                                1995               1994               1993
                         ------------------ ------------------ ------------------
                                  ESTIMATED          ESTIMATED          ESTIMATED
                         CARRYING   FAIR    CARRYING   FAIR    CARRYING   FAIR
                          AMOUNT    VALUE    AMOUNT    VALUE    AMOUNT    VALUE
                         -------- --------- -------- --------- -------- ---------
Investment securities... $ 67,375   67,375   67,807    65,688   57,159    57,523
                         ========  =======  =======   =======  =======   =======
Mortgage loans held for
 sale................... $  6,665    6,765    1,786     1,786      --        --
                         ========  =======  =======   =======  =======   =======
Loans................... $154,805  155,573  134,455   134,072   90,687    91,610
                         ========  =======  =======   =======  =======   =======
Deposits................ $226,381  226,290  186,429   185,527  149,464   149,879
                         ========  =======  =======   =======  =======   =======
Securities sold under
 agreements to
 repurchase............. $ 15,638   15,638    7,476     7,476   12,071    12,071
                         ========  =======  =======   =======  =======   =======
Federal funds purchased
 and other short-term
 borrowings............. $    --       --     6,850     6,850      --        --
                         ========  =======  =======   =======  =======   =======
Long-term debt.......... $  8,992    8,786    9,087     8,939    4,987     4,987
                         ========  =======  =======   =======  =======   =======

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

    Investment Securities--Various methods and assumptions were used to estimate fair value of the investment securities. For investment securities, excluding other securities, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted prices for similar securities. The carrying value of other securities approximates fair values.

    Loans Held for Sale--The fair value of loans held for sale equals the contractual sales price agreed upon with third-party investors.

    Loans--For certain homogenous categories of loans, such as some Small Business Administration guaranteed loans, student loans, residential mortgages, consumer loans and commercial loans, fair value is estimated using quoted market prices for similar loans or securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

    Deposits--The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

    Long-term Debt--The fair value of long-term debt is estimated using discounted cash flow analyses based on the Company's and subsidiaries' current incremental borrowing rates for similar types of borrowing arrangements.

    Federal Funds Purchased and Securities Sold Under Agreement to Repurchase--For federal funds purchased and securities sold under agreements to repurchase, the current carrying amount is a reasonable estimate of fair value.

    Commitments to Extend Credit and Irrevocable Letters of Credit--The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES remaining terms of the agreements and the present creditworthiness of the customers. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The estimated fair value of letters of credit is based on the fees currently charged for similar agreements. These instruments were determined to have no positive or negative market value adjustments and are not listed in the following table.

    Loans Sold with Recourse--The fair value of loans sold with recourse is limited to the contractual amount of the loans required to be repurchased. Loans currently under the recourse provision have been sold to investors within the last twelve months. Because the recourse provisions have not yet expired, it is impractical to determine the fair value; however, it is not believed they would have a material market value adjustment.

  The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1995, 1994 and 1993. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of the financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

(12) SALE AND ACQUISITION OF SUBSIDIARY BANKS

  On June 30, 1994, the Company sold its wholly-owned subsidiary, Peoples Bank, N.A. located in Coldwater, Kansas. The sales price was approximately $2,400,000, resulting in a gain of approximately $619,000. The consolidated statement of earnings for the year ended December 31, 1994 includes the operating results of Coldwater from January 1, 1994 to June 30, 1994.

  In March 1994, the Company acquired Provident, paying cash of approximately $2,700,000. The acquisition was accounted for as a purchase transaction and, accordingly, the purchase price was allocated to assets and liabilities based on the estimated fair value as of the acquisition date. The excess purchase price over the fair value of the net assets acquired of approximately $71,000 has been recorded as goodwill at the date of acquisition. The consolidated statement of earnings for the year ended December 31, 1994 includes the operating results of Provident for the ten months ended December 31, 1994. Pro forma 1994 net earnings and earnings per share, which would have been reported if the acquisition had been consummated on January 1, 1994, were approximately $1,448,000 and $.72, respectively.

(13) REGULATORY CAPITAL REQUIREMENTS

  The Company and its subsidiaries are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its subsidiaries must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and its subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

(14) SAVINGS ASSOCIATION INSURANCE FUND (SAIF) CONTINGENT LIABILITY

  The savings deposits of two of the Company's subsidiary locations are insured by the Savings Association Insurance Fund (SAIF), which is administered by the FDIC. The FDIC also administers the Bank Insurance Fund
(BIF), which has the same designated reserve ratio as the SAIF. Because the BIF has met its designated reserve

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES ratio while the SAIF has not, there presently exists a substantial disparity in the deposit insurance premiums paid by BIF and SAIF members, placing SAIF-insured savings institutions at a significant competitive disadvantage to BIF-insured institutions. A number of proposals have been considered to recapitalize the SAIF in order to eliminate the premium disparity. The House of Representatives and Senate have both approved, as a part of a budget reconciliation package to balance the federal budget, legislation requiring a one-time assessment of .85% of insured deposits to be imposed on all SAIF-insured deposits held as of March 31, 1995. This assessment was originally scheduled to be payable during the first quarter of 1996. The assessment would result, as of December 31, 1995, in additional expense of approximately $340,000 (net of income tax benefits) to the Company.

(15) PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

  Following is condensed financial information of the Company as of and for the years ended December 31, 1995, 1994 and 1993 (in thousands):

                           CONDENSED BALANCE SHEETS
                       DECEMBER 31, 1995, 1994 AND 1993

                        ASSETS                            1995     1994   1993
                        ------                          --------  ------ ------
Cash................................................... $    103     276     62
Loans, net.............................................      852     350    --
Investment in subsidiaries.............................   16,853  16,004 12,137
Other..................................................      632     581    964
                                                        --------  ------ ------
    Total assets....................................... $ 18,440  17,211 13,163
                                                        ========  ====== ======
         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------
Borrowed funds......................................... $  7,000   7,145  3,887
Other..................................................      118     102    408
Stockholders' equity...................................   11,322   9,964  8,868
                                                        --------  ------ ------
    Total liabilities and stockholders' equity......... $ 18,440  17,211 13,163
                                                        ========  ====== ======

                       CONDENSED STATEMENTS OF EARNINGS
                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                          1995     1994   1993
                                                        --------  ------ ------
Dividends from subsidiaries............................ $  1,770     935  1,150
Gain on sale of subsidiary.............................      --      619    --
Interest income........................................       24      30    --
Other expense, net.....................................    1,295   1,141    787
                                                        --------  ------ ------
    Income before equity in undistributed earnings of
     subsidiaries......................................      499     443    363
Increase (decrease) in undistributed equity of
 subsidiaries..........................................     (237)    826    693
                                                        --------  ------ ------
    Earnings before income taxes.......................      262   1,269  1,056
Income tax benefit.....................................      442     125    262
                                                        --------  ------ ------
    Net earnings....................................... $    704   1,394  1,318
                                                        ========  ====== ======

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                      CONDENSED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                           1995   1994   1993
                                                           ----  ------  -----
Cash flows from operating activities:
  Net earnings............................................ $704   1,394  1,318
  (Increase) decrease in undistributed equity of
   subsidiary.............................................  237    (826)  (693)
  Gain on sale of Peoples Bank, N.A.......................  --     (619)   --
  Other...................................................    2     104      4
                                                           ----  ------  -----
    Net cash provided by operating activities.............  943      53    629
                                                           ----  ------  -----
Cash flows from investing activities:
  Net change in loans..................................... (501)   (350)   --
  Net additions to premises and equipment.................   12     (40)   (50)
  Capital contributions to subsidiaries...................  --   (3,677)   --
  Acquisition of Provident Bancshares, Inc. ..............  --   (2,693)   --
  Sale of Peoples Bank, N.A...............................  --    2,411    --
                                                           ----  ------  -----
    Net cash used in investing activities................. (489) (4,349)   (50)
                                                           ----  ------  -----
Cash flows from financing activities:
  Principal payments on long-term debt.................... (145)   (742)  (250)
  Proceeds from borrowings................................  --    4,000    --
  (Purchase of) proceeds from treasury stock transactions. (832)    355   (333)
  Issuance of common stock................................  350     897    --
                                                           ----  ------  -----
    Net cash provided by (used in) financing activities... (627)  4,510   (583)
                                                           ----  ------  -----
    Net increase (decrease) in cash....................... (173)    214     (4)
Cash at beginning of year.................................  276      62     66
                                                           ----  ------  -----
Cash at end of year....................................... $103     276     62
                                                           ====  ======  =====

  The primary source of funds available to the Company is the payment of dividends by the subsidiaries. Subject to maintaining certain minimum regulatory capital requirements, regulations limit the amount of dividends that may be paid without prior approval of the subsidiaries' regulatory agencies. At December 31, 1995, the subsidiaries could pay dividends of $2,076,000 without prior regulatory approval.

(16) SUBSEQUENT EVENT

  On September 6, 1996, the Company increased the number of authorized shares of common stock and declared a 140 for 1 stock split. All share and per share information presented in the accompanying consolidated financial statements has been retroactively adjusted for the stock split.

                  GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                               ASSETS
                               ------
Cash and due from banks.............................................. $ 10,549
Federal funds sold and interest-bearing deposits.....................      600
                                                                      --------
    Total cash and cash equivalents..................................   11,149
                                                                      --------
Investment securities:
  Held-to-maturity securities........................................       25
  Available-for-sale securities......................................   65,920
  Other..............................................................    2,062
                                                                      --------
    Total investment securities......................................   68,007
                                                                      --------
Mortgage loans held for sale, net....................................    2,174
Loans, net...........................................................  188,608
Premises and equipment, net..........................................    8,086
Deferred tax benefits................................................    1,008
Accrued interest and other assets....................................    6,795
                                                                      --------
                                                                      $285,827
                                                                      ========
                LIABILITIES AND STOCKHOLDERS' EQUITY
                ------------------------------------
Liabilities:
  Deposits........................................................... $242,106
  Securities sold under agreements to repurchase.....................   19,522
  Federal funds purchased, long-term debt and other borrowings.......    9,933
  Accrued interest and other liabilities.............................    2,637
                                                                      --------
    Total liabilities................................................  274,198
                                                                      --------
Stockholders' equity:
  Common stock, $1 par value per share; 7,500,000 shares authorized,
   2,000,000 shares issued and outstanding...........................    2,000
  Additional paid-in capital.........................................      948
  Retained earnings..................................................    9,231
  Unrealized loss on available-for-sale securities, net..............     (550)
                                                                      --------
    Total stockholders' equity.......................................   11,629
                                                                      --------
                                                                      $285,827
                                                                      ========

          See accompanying notes to consolidated financial statements.

                  GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                 NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                1996       1995
                             ----------  ---------
Interest income:
  Loans, including fees..... $   12,446     10,718
  Investments...............      3,011      2,774
  Other.....................        388        214
                             ----------  ---------
                                 15,845     13,706
                             ----------  ---------
Interest expense:
  Deposits..................      8,140      6,390
  Borrowings................        381        460
  Other.....................        629        531
                             ----------  ---------
                                  9,150      7,381
                             ----------  ---------
    Net interest income.....      6,695      6,325
Provision for loan losses
 (note 2)...................         90        134
                             ----------  ---------
    Net interest income
     after provision for
     loan losses............      6,605      6,191
                             ----------  ---------
Other income:
  Service charges...........        512        354
  Gain on sale of mortgage
   loans....................        943        749
  Net securities gains
   (losses).................         (8)      (316)
  Gain on sale of assets....        257         13
  Other.....................        160        222
                             ----------  ---------
                                  1,864      1,022
                             ----------  ---------
Other expense:
  Salaries and employee
   benefits.................      3,952      3,118
  Net occupancy expense.....      1,008        853
  Federal deposit insurance
   premiums (note 3)........        547        281
  Other.....................      1,595      1,395
                             ----------  ---------
                                  7,102      5,647
                             ----------  ---------
    Earnings before income
     tax....................      1,367      1,566
Income tax expense..........        489        553
                             ----------  ---------
    Net earnings............ $      878      1,013
                             ==========  =========
Earnings per share.......... $      .44        .49
                             ==========  =========
Average common shares
 outstanding................  2,001,223  2,073,012
                             ==========  =========

          See accompanying notes to consolidated financial statements.

                  GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                               1996     1995
                                                             --------  -------
Cash flows from operating activities:
  Net earnings.............................................. $    878    1,013
  Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
    Provision for loan losses...............................       90      134
    Net (gains) losses on sales of available-for-sale
     securities.............................................        8      316
    Amortization of investment securities' premiums, net of
     accretion..............................................      (49)      35
    Depreciation and amortization...........................      461      418
    Gain on sale of assets, net.............................     (257)     (14)
    Originations of mortgage loans held for sale, net of
     sales proceeds.........................................   (4,491)   2,408
    Other changes:
      Accrued interest receivable and other assets..........   (1,959)     149
      Accrued interest payable and other liabilities........      887    1,078
                                                             --------  -------
        Net cash (used) provided in operating activities....   (4,432)   5,538
                                                             --------  -------
Cash flows from investing activities:
  Loans originated, net of principal collections............  (24,911) (19,976)
  Principal collections and proceeds from maturities of
   held-to-maturity securities..............................      --       248
  Principal collections and proceeds from sales and
   maturities of available-for-sale securities..............   20,671   18,500
  Purchases of equity securities............................              (241)
  Purchases of available-for-sale securities................  (21,997)  (6,739)
  Net additions to premises and equipment...................   (1,884)  (2,963)
  Proceeds from sale of other assets........................       63      --
                                                             --------  -------
        Net cash used in investing activities...............  (28,058) (11,171)
                                                             --------  -------
Cash flows from financing activities:
  Increase in deposits......................................   15,725   13,790
  Net increase (decrease) in short-term borrowings..........    5,459   (3,038)
  Proceeds from long-term debt..............................      --       --
  Principal payments on long-term debt......................     (634)     (22)
  Purchase of treasury stock................................     (134)     485
  Proceeds from issuance of common stock....................      --      (488)
                                                             --------  -------
        Net cash provided by financing activities...........   20,416   10,727
                                                             --------  -------
        Increase (decrease) in cash and cash equivalents....  (12,074)   5,094
Cash and cash equivalents, beginning of period..............   23,223    7,342
                                                             --------  -------
Cash and cash equivalents, end of period.................... $ 11,149   12,436
                                                             ========  =======
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest.................. $  8,983    8,914
                                                             ========  =======
  Cash paid during the period for income taxes.............. $    353      418
                                                             ========  =======
Supplemental schedule of noncash financing activities:
  Stock subscribed.......................................... $    --        50
                                                             ========  =======

          See accompanying notes to consolidated financial statements.

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1996
                                  (UNAUDITED)

(1) PRINCIPLES OF CONSOLIDATION AND PRESENTATION

  The accompanying consolidated financial statements include the accounts of Gold Banc Corporation, Inc. and its wholly-owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated.

  The unaudited consolidated balance sheet as of September 30, 1996 and the related unaudited consolidated statements of earnings and cash flows for the nine months ended September 30, 1996 and 1995 have been prepared in a manner consistent with the audited financial statements. Management believes that all adjustments (all of which are normal and recurring in nature) have been reported to the best of its knowledge and that the unaudited financial information fairly presents the financial condition and results of operations and cash flows of the Company in accordance with generally accepted accounting principles.

  In January 1996 the Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights." The adoption of this new standard did not have a significant impact on the Company's consolidated financial statements.

(2) ALLOWANCE FOR LOAN LOSSES

  The following is a summary of the allowance for loan losses for the nine months ended September 30, 1996 and 1995 (in thousands):

                                          1996   1995
                                         ------  -----
             Balance, January 1......... $2,715  2,047
             Provision for loan losses..     90    134
             Charge-offs, net of
              recoveries................   (166)   (43)
                                         ------  -----
             Balance, September 30...... $2,639  2,138
                                         ======  =====

  At September 30, 1996, interest income was not being recognized on an accrual basis for loans with an outstanding balance of $773,000.

(3) SAVINGS ASSOCIATION INSURANCE FUND ("SAIF") ASSESSMENT

  On September 30, 1996, the President signed into law the Deposit Insurance Fund Act of 1996 ("DIFA"). DIFA directs the FDIC to impose a special assessment on SAIF-assessable deposits. The assessment payable by the Company on such deposits of $389,100 (which is fully tax deductible) has been accrued in the accompanying September 30, 1996 consolidated financial statements.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION OR UNDER ANY CIRCUMSTANCES IN WHICH SUCH OFFERING WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                              TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Prospectus Summary.........................................................   1
Summary Consolidated Financial Information.................................   4
The Company and the Banks..................................................   5
Risk Factors...............................................................   6
Use of Proceeds............................................................  11
Market for Common Stock....................................................  11
Dividends..................................................................  11
Capitalization.............................................................  12
Dilution...................................................................  13
Selected Consolidated Financial Data.......................................  14
Management's Discussion and Analysis of Financial Condition and Results of
 Operations................................................................  15
Business...................................................................  33
Management.................................................................  43
Certain Transactions.......................................................  46
Security Ownership of Certain Beneficial Owners and Management.............  46
Description of Securities..................................................  48
Supervision and Regulation.................................................  50
Shares Eligible for Future Sale............................................  55
Underwriting...............................................................  56
Legal Matters..............................................................  57
Experts....................................................................  58
Available Information......................................................  58
Index to Financial Information............................................. F-1

 UNTIL             , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,000,000 SHARES

                                     LOGO

                                   GOLD BANC
                               CORPORATION, INC.


                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                                 ADVEST, INC.

                     PRINCIPAL FINANCIAL SECURITIES, INC.

                                         , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Amended and Restated Articles of Incorporation of the Company and the Amended and Restated Bylaws of the Company require it to indemnify its directors and officers and advisory directors against liabilities, fines, penalties, settlements, claims and reasonable expenses incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those capacities to the fullest extent permitted by the KGCC. The KGCC permits a corporation to indemnify its present and former directors and officers if ordered to do so by a court or after a determination by its independent counsel, stockholders or a majority of its disinterested directors that the person to be indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The estimated expenses, other than underwriting discounts and commissions, in connection with the Offering are as follows:

      SEC Registration Fee............................................ $  7,138
      NASD Filing Fee.................................................    2,570
      Nasdaq Fees.....................................................   26,500
      Blue Sky Fees and Expenses*.....................................    7,500
      Printing Expenses*..............................................   70,000
      Legal Fees and Expenses*........................................  175,000
      Auditing and Accounting Service*................................  100,000
      Transfer Agent Fees and Expenses*...............................   10,000
      Miscellaneous*..................................................  101,292
                                                                       --------
          Total....................................................... $500,000
                                                                       ========

     --------
        *Estimated

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

  During the past three years, the Company has sold shares of its Common Stock in two separate offerings. The first such offering occurred on March 14, 1994 and resulted in the sale for cash of 200,772 shares of Common Stock for an aggregate sale price of $1,251,683.70. These shares of Common Stock were sold to 33 investors, a majority of whom were at the time stockholders, directors, or officers of the Company. During the period from January 1995 through June 1996, the Company sold 90,733 shares of Common Stock, of which 14,047 shares were issued to one person in exchange for 100 shares of preferred stock. The remaining 76,686 shares were sold to six persons for $575,000 in cash. A majority of such shares were acquired by employees of the Company and the Banks. No underwriter or independent selling agent was used and no compensation or commissions were paid in connection with such offerings, as all such offers and sales were effected by the Company's directors and executive officers.

  The Company recently completed a rescission offer undertaken pursuant to Rule 506 of Regulation D with respect to the shares of Common Stock sold in the March 1994 offering. The results of the rescission offer are reflected in the Form D filed with the Commission in September 1996. The sales conducted in the period from January 1995 through June 1996 were completed in reliance on the exemption from the registration requirements provided by Section 4(2) of the Securities Act.

ITEM 27. EXHIBITS

      1        Form of Underwriting Agreement
      3(a)     Amended and Restated Articles of Incorporation of the Com-
               pany*
      3(b)     Restated By-laws of the Company*



      4        Form of Common Stock Certificate*
      5        Opinion of Blackwell Sanders Matheny Weary & Lombardi L.C. regarding legality of shares*
      9(a)     Proxy Agreement/Shareholder Agreement between Michael W. Gullion and William Wallman, dated as of September 15, 1996*
      9(b)     Proxy Agreement/Shareholder Agreement between Michael W. Gullion, Allen D. Peterson and
               William F. Wright, dated as of September 15, 1996*
     10(a)     Employment Agreement between the Company and Michael W. Gullion*
     10(b)     Employment Agreement between the Company and Keith E. Bouchey*
     10(c)     Gold Banc Corporation, Inc. 1996 Equity Compensation Plan*
     10(d)     Agreement among the Company and its subsidiaries and Boatmen's First National Bank of
               Kansas City, dated April 14, 1996*
     10(e)     Form of Tax Sharing Agreements between the Company and the Banks*
     10(f)     Form of Federal Home Loan Bank Credit Agreement to which each of the Banks is a party*
     16        Letter Regarding Change in Certifying Accountants*
     21        List of Subsidiaries of the Company*
     23(a)     Consent of GRA, Thompson, White & Co., P.C.
     23(b)     Consent of KPMG Peat Marwick LLP
     23(c)     Consent of Blackwell Sanders Matheny Weary & Lombardi L.C. (included in Exhibit 5)*
     24        Powers of Attorney (contained in signature page of Registration Statement)*
     27        Financial Data Schedule*

--------

   *Previously filed as an exhibit to this Registration Statement.

ITEM 28. UNDERTAKINGS

  (a) The undersigned Company hereby undertakes to provide to the Underwriters at the Closing Date specified in the Purchase Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Company hereby undertakes to, for purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

  (d) The undersigned Company hereby undertakes to, for purposes of determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                  SIGNATURES

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS OF FILING ON FORM SB-2 AND AUTHORIZED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, IN THE CITY OF LEAWOOD, STATE OF KANSAS ON NOVEMBER 12, 1996.

                                          Gold Banc Corporation, Inc.

                                            /s/ Michael W. Gullion
                                          By: _________________________________
                                            Michael W. Gullion
                                            President and Chief Executive
                                            Officer

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES STATED.

                NAME                           CAPACITY                   DATE
                ----                           --------                   ----


     /s/ Michael W. Gullion          Chief Executive Officer,      November 12, 1996
____________________________________   President, Director
         Michael W. Gullion            (principal executive
                                       officer)

     /s/ Keith E. Bouchey            Chief Financial Officer,      November 12, 1996
____________________________________   Executive Vice President,
          Keith E. Bouchey             Secretary, Treasurer,
                                       Director (principal
                                       financial and accounting
                                       officer)

      /s/ William Wallman*           Director                      November 12, 1996
____________________________________
          William Wallman

     /s/ D. Michael Browne*          Director                      November 12, 1996
____________________________________
         D. Michael Browne

     /s/ William F. Wright*          Director                      November 12, 1996
____________________________________
         William F. Wright


*Signed pursuant to Power of Attorney provided on signature page of registrant's Registration Statement on Form SB-2, File No. 333-12377, filed with the Securities and Exchange Commission on September 20, 1996.